7/19.

02042784

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Peugeot SA

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
AUG 01 2002
THOMSON FINANCIAL

FILE NO. 82- 3531 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 7/23/02

Peugeot SA

PSA PEUGEOT CITROËN

82-3531

ARS
12/31/01

02 JUL 19



307
C3

OPERATING MARGIN
(in € millions)


Automobile Division
Other businesses
2,652
660
2,121
542
1,674
543
1,992
1,579
1,131
1999
2000
2001

NET INCOME
(in € millions)


1,691
1,312
729
1999
2000
2001

WORKING CAPITAL PROVIDED FROM OPERATIONS AND CAPITAL EXPENDITURE
(in € millions)


Working capital provided from operations
Capital expenditure
3,600
3,443
2,932
2,947
2,886
2,010
1999
2000
2001

CAPITAL EMPLOYED
(in € millions)


Automobile Division
Other businesses
15,654
12,988
10,943
4,087
5,826
3,615
9,828
8,901
7,328
1999
2000
2001

EARNINGS PER SHARE DIVIDEND
(in €)


Earnings per share
Dividend
6.42
5.02
2.56
1.15
0.83
0.45
1999
2000
2001

WORKFORCE AT DECEMBER 31, 2001


Automobile Division
Other businesses
192,500
172,400
165,800
62,800
44,800
39,600
129,700
127,600
126,200
1999
2000
2001

SALES
(in units)


2,518,600
2,815,700
3,132,800
1999
2000
2001

AUTOMOBILE DIVISION OPERATING MARGIN
(as % of sales)


3.5%
4.2%
4.8%
1999
2000
2001

SALES
(in € millions)


Automobile Division
Other businesses
37,807
5,074
32,733
44,181
6,745
37,436
51,663
10,139
41,524
1999
2000
2001

CONSOLIDATED OPERATING MARGIN
(in € millions)


1,674
2,121
2,652
1999
2000
2001

RETURN ON CAPITAL EMPLOYED
(after tax)


10.5%
11.1%
11.0%
1999
2000
2001

BALANCE SHEET STRUCTURE
(in € millions)


Stockholders' equity
Net financial position of the manufacturing and sales companies
8,332
1,657
9,361
1,407
10,282
-511
1999
2000
2001

Supervisory Board

Pierre Peugeot
Chairman

Jean Boillot
Vice-Chairman

Pierre Banzet
Jean-Louis Dumas
Marc Friedel
Jean-Louis Masurel
François Michelin
Jean-Paul Parayre
Jean-Philippe Peugeot
Marie-Hélène Roncoroni
Ernest-Antoine Seillière de Laborde
Joseph F. Toot Jr.

Roland Peugeot
Bertrand Peugeot
Advisors to the Supervisory Board

Managing Board

Jean-Martin Folz
Chairman of the Managing Board

Frédéric Saint-Geours
Peugeot Marque

Claude Satinet
Citroën Marque

Executive Committee

Jean-Martin Folz
Chairman of the Managing Board

Yann Delabrière
Finance, Control and Performance

Jean-Marc Nicolle
Group Strategy and Products

Robert Peugeot
Innovation and Quality

Frédéric Saint-Geours
Peugeot Marque

Claude Satinet
Citroën Marque

Jean-Louis Silvant
Platforms, Technical Affairs, Purchasing

Roland Vardanega
Manufacturing and Components

Jean-Luc Vergne
Employee Relations and Human Resources

Statutory Auditors

Coopers & Lybrand Audit
Constantin Associés

Auxiliary Auditors

Louis-Pierre Schneider
François-Xavier Ameye

Senior Management

Xavier Fels
External Relations

Jean-Louis Grégoire
Executive Development

Jean-Claude Hanus
Legal Affairs

Liliane Lacourt
Corporate Communications

As of March 1, 2002



Executive Committee and Senior Management:
From left to right: Jean-Louis Grégoire, Xavier Fels, Roland Vardanega, Jean-Claude Hanus, Yann Delabrière, Claude Satinet, Jean-Martin Folz, Frédéric Saint-Geours, Jean-Marc Nicolle, Jean-Luc Vergne, Robert Peugeot, Jean-Louis Silvant, Liliane Lacourt.

With its two broadline marques, PSA Peugeot Citroën is the second largest carmaker in Europe, serving 15% of the market. It ranks sixth worldwide, where its organic growth has outpaced the competition's over the past four years. In 2001, the Group sold 3.1 million vehicles in more than 140 countries in which it operates, generating net sales of €51.7 billion. It expects worldwide sales to reach 3.25 million vehicles in 2002.

PSA Peugeot Citroën also encompasses Faurecia, an automotive equipment manufacturer, Gefco, a transportation and logistics company, and the Banque PSA Finance group of automotive finance companies.



Pierre Peugeot
Chairman of the Supervisory Board



Jean-Martin Folz
Chairman of the Managing Board

In 2001, for the third year in a row, PSA Peugeot Citroën enjoyed the fastest growth of any broadline carmaker, with sales rising 11% to more than 3.1 million vehicles. The sustained expansion was driven by the assertive deployment of our strategic vision, which focuses on meeting customer expectations by delivering an ever-expanding range of Peugeot and Citroën models that are stylish, appealing and competitively priced.
The year saw the launch of the Citroën C5, in sedan and station wagon versions, and the Peugeot 307, in three and five-door versions, as well as ramp-up in production of the Peugeot 206 CC. In addition, we introduced a 1.4-liter HDI diesel engine, the benchmark in high-pressure direct-injection technology, and continued to equip new models with our exclusive particle filter. Both of these innovations confirm our commitment to producing high-performance, high-value cars while safeguarding the environment and facilitating urban mobility.

Operating margin met our objectives for the year, at a consolidated €2,652 million and 4.8% of Automobile Division sales. It fed through, for our stockholders, to a 29% rise in earnings per share and for our employees, to an increase in profit-sharing and incentive bonuses, to a total €234 million.

These encouraging results reflect the dedicated commitment of all our employees, the deployment of our platform strategy, and the ensuing reduction in design, capital expenditure and production costs. With three platforms currently operational and ready to serve as the basis for most Peugeot and Citroën models, this strategy will be resolutely pursued with the goal of speeding the development of both marques' lineups and securing sustainable growth in sales. The strategy's core components and detailed targets through 2004 were presented in 2001, and objectives for the following years will be announced as they are defined.

The past year was shaped by three major developments.

The agreement signed in November with our partner, Dongfeng Motors, paves the way for a new phase in our expansion in China, with six new Citroën and Peugeot vehicles to be produced at the Wuhan plant in the years ahead. The agreement will drive fast sales growth in one of the world's most promising markets, support the development of a Peugeot dealership network, alongside the Citroën network that has been operational since 1992, and help us reach the goal of selling more than 800,000 cars outside Western Europe in 2004. The agreement signed in July with Toyota will further expand our product lineup with the development of a new platform for a range of small, entry-level Peugeot and Citroën vehicles beginning in early 2005. Based on the same principle of long-term, targeted cooperation agreements we have reached with other carmakers, the new agreement and the resulting cost-sharing will shorten our new model time-to-market cycles, while maintaining close management of development and capital budgets.

Thirdly, Sommer Allibert's automotive operations were successfully integrated into Faurecia. With the acquisition, Faurecia completed its external growth phase and is now a world leader in each of its businesses and a major player in the global automotive components industry. It is actively positioned to drive steady organic growth and gradually restore its profitability to meet Group objectives.
The business outlook for 2002 remains uncertain. In all, six new models will be launched during the year and will add to our sales momentum, which is already strong thanks to the success of the Peugeot 307 and Citroën C5. Consequently, PSA Peugeot Citroën has set new targets for growth in sales and operating margin, in line with our organic growth strategy based on an extensive, constantly revitalized model lineup.

Pierre Peugeot

Jean-Martin Folz

PSA Peugeot Citroën had a good year in 2001, as consolidated sales rose 16.9% in an automobile market that was down slightly worldwide and stable in Europe.

This remarkable performance reflects the many years of hard work that have enabled the Peugeot and Citroën marques to bring to market highly diversified model lineups, each delivering the full benefits of our clearly defined commitment to technological innovation.

To achieve these results, however, major obstacles had to be overcome. In particular, our manufacturing facilities were stretched to the limit by the need to increase output of current vehicles, while supporting the growing number of new model introductions.

These difficulties have now resolved, and production in the early months of 2002 is proceeding at a steadier, more satisfying pace.
The Supervisory Board would like to commend all Group employees for their dedication and commitment, which enabled PSA Peugeot Citroën to strengthen its position as Europe's second-ranked carmaker. Given the popularity of our new models, we firmly believe that these successes will prove lasting, in spite of a still uncertain business environment.

The Supervisory Board examined the consolidated financial statements for the year ended December 31, 2001 and the financial statements of Peugeot S.A. for the same period, both of which were finalized by the Managing Board. It also examined the Managing Board's report that has been submitted to you and has no matters to bring to stockholders' attention concerning either the report or the financial statements.

After minority interests, consolidated net income totaled €1,691 million, an increase of 28.9% from 2000.
Earnings per share were up 25% from the prior year and return on capital employed after tax stood at 11%.

In light of these results, the Supervisory Board, in agreement with the Managing Board, is asking stockholders to approve the payment of a dividend before tax credit of €1.15 per share, up 38.4% from the €0.83 paid in 2001. The increase reflects not only higher earnings but also the reduction in the number of shares outstanding as a result of the share buyback program applied by the Managing Board since 1999.

The Supervisory Board also has no comments regarding the other resolutions. These concern either the authorization for the Managing Board to purchase up to two million shares through the buyback program for allocation to employees, executives and corporate officers on exercise of stock options, or proposals to update bylaws to comply with changes in legislation or the Group's business.

Stockholders have been asked to re-elect Marc Friedel as a member of the Supervisory Board for a six-year term ending at the Annual Stockholders' Meeting to be called in 2008 to approve the accounts for the year ended December 31, 2007.

The Strategy Committee met three times in 2001 to hear detailed presentations by the Chairman of the Managing Board about specific alliances with other carmakers. The Committee's role was to judge whether these alliances were compatible with the Group's overall strategic commitment to maintaining its independence, developing a global presence, and strengthening its capacity for innovation.

Using the same operating guidelines as last year, the Remunerations Committee finalized the recommended compensation for the Managing Board and submitted it to the Supervisory Board for approval.

Today's particularly unstable global business environment has made reliable forecasting more difficult. However, given early-year developments, major markets in Europe should remain stable or contract only slightly. As for South America, where the Group is substantially developing its sales and manufacturing presence, results could improve following the serious unrest in Argentina in recent months. Other markets are expected to continue expanding.

If this outlook is confirmed, PSA Peugeot Citroën should be well positioned to benefit from growing demand for models introduced in 2001 and early 2002, and to leverage its achievements in recent years to meet its ambitious objectives.





By August 2001, a record two million 206 sub-compacts had been produced since the model's introduction in 1998. With its innovative styling and extensive equipment, the 206 was Europe's best-selling car/commercial vehicle during the year. To meet demand, output has risen to an average 3,500 units a day, including 400 in the popular coupe-cabriolet version.

Along with the 206, the 106 enables the Peugeot marque to serve the entire mini segment. The model maintained its presence in 2001, with 106,000 registrations in Europe representing 0.7% of the market.









Recognized as the benchmark in its category, the 406 has widened its appeal with the introduction of the HDI diesel engine and particle filter.

Renowned for its elegant styling and dynamic handling, the 406 coupe has been successively equipped with the 137hp 2-liter 16-valve engine, the 210hp 3-liter V6 and now the 2.2-liter HDI diesel and particle filter. More than 87,000 units were produced in 2001.

The 306 is continuing to develop with four-door, convertible and station wagon models. Close to 2,700,000 units have been sold since its introduction in 1993, with diesel versions accounting for 52% of the total.



306

307

Introduced in April 2001 and voted European Car of the Year 2002, the 307 sedan is deepening its share of the family compact segment, which represents nearly 30% of the European market. More than 300,000 units were produced in 2001.



307

Commercial vehicles

Sales of Peugeot commercial vehicles enjoyed further growth in 2001, when a new Boxer was introduced early in the year.





Marketed in Europe since May 2000, the 607 embodies Peugeot's ambitions in the executive segment. In 2001, 38,900 units were sold.



Multi-purpose vehicles

The 806 offers excellent features and equipment for the money thanks to its exceptional handling, multi-purpose capabilities, new HDI engine and automatic transmission. It will be replaced by the 807 in 2002.

More than 225,000 Saxos were registered in Europe in 2001, for a market share of 1.5%.





The Xsara Picasso has been a remarkable success, with worldwide sales increasing 56% in 2001 and European market share widening to 1.5%.

Introduced in April 2002, the highly versatile C3 offers the best of both worlds. Its compact size is perfect for the city, while its overall performance makes it ideal on the highway.


C3


C5

The launch of the C5 has inaugurated a whole new era in sedan design. Built high off the ground and offering an excellent ride and a radically different vision of the road, the C5 is equipped with the new Hydractive 3 suspension system, allowing the driver to adjust the vehicle's height to driving speed. In 2001, C5 sales represented 0.8% of the European market.

[illegible]

The Berlingo's cleverly designed Modutop *multi-function roof highlights the unusual* vehicle's user-friendliness and innovative features. In 2001, 57,000 Berlingo passenger car models were registered in Europe.

Xsara sedan

Already one of the safest sedans in its segment, the Xsara's restyling in September 2000 further enhanced its standing in the global marketplace. In 2001, 216,000 units were sold in Europe, for a market share of 1.5%.




XSARA


C5


C8



Launched in June 2001, the C5 station wagon is graced with the C5 sedan's innovative architecture. *Unlike the competition, it offers the successful* combination of an exceptionally vast cargo space and a spacious passenger interior.

Multi-purpose vehicles

The repositioning of the Synergy line, and particularly the introduction of the HDI engine, sparked a sharp increase in sales *in 2001, with 15,000 units registered in* Europe during the year. In 2002, the Synergy will be replaced by the C8, which will set new standards for user-friendly spaciousness and multi-purpose livability.

Commercial vehicles

Citroën offers an especially extensive range of light commercial vehicles. The Saxo and Xsara models meet the broad requirements of many business users, while the C15, Berlingo (gas, electric and diesel versions), Relay and Dispatch (fitted with the 2.8-liter HDI engine) offer one of the widest lineups in the 475 kg to 3.5-ton *segment.* Registrations of commercial Berlingos rose 9% to 88,000 in 2001, for a 4.7% share of the European market.



ROËN GROUP

AUTOMOTIVE EQUIPMENT

Faurecia is Europe's third-largest automotive equipment maker and ranks among the global leaders in its six core businesses: car seats, dashboards and cockpits, door panels, acoustic systems, front-end assemblies and exhaust systems. The company reported sales of €9.6 billion in 2001, an increase of 64.6% (or 14.5% at comparable scope of consolidation). It operates in 27 countries and employs more than 50,000 people at 153 different locations. Faurecia shares are traded on the Paris Bourse.

TRANSPORTATION AND LOGISTICS

Gefco serves PSA Peugeot Citroën and outside customers in three major businesses: car preparation and distribution, package and less-than-truckload delivery and logistics. It provides transportation by road, rail, sea and air. Number two in France, Gefco is one of Europe's ten biggest transportation and logistics providers. Its sales rose by 13.5% to €2.6 billion in 2001.

FINANCE COMPANIES

Banque PSA Finance offers Peugeot and Citroën customers a broad array of financing and related services and finances the stocks of dealer networks. Outstandings under management increased 17.3% in 2001, to €17.2 billion at year-end.

OTHER BUSINESSES

Peugeot Motocycles
PMTC manufactures and sells motorcycles and scooters in the 50-125cc segment.

Peugeot Citroën Moteurs
PCM sells engines and transmission gears to customers outside the Group.

Process Conception Ingénierie
PCI designs and manufactures industrial equipment, primarily for the automobile industry.

Société de Construction Mécanique Panhard & Levassor
Panhard manufactures light wheeled armored vehicles.




CREDIPAR

Faurecia acquires Sommer Allibert's automotive operations. The transaction represents a major step forward in the company's development and makes it one of the global leaders in automotive interiors.

Sales of the Peugeot 206 coupe-cabriolet begin to take off. Launched in late autumn 2000, production rises to 130 vehicles a day before exceeding 400 units a day by the end of first-half 2001.





In Brazil, PSA Peugeot Citroën inaugurates the Porto Real plant, which begins production of the Citroën Xsara Picasso, followed by the Peugeot 206 a few weeks later.


Antes de fazer o 5S no seu posto de
trabalho faça o 5S em você mesmo

At the Geneva Auto Show, Peugeot announces the introduction of its new mid-range model, the 307, with a pick-up prototype, the Cameleo. Citroën presents its entire line of C5 sedans and station wagons.


307

The C5 sedan is launched and exceeds its sales target of 130,000 vehicles for the year.



PSA Peugeot Citroën and the Ford Motor Company unveil their first jointly developed direct-injection diesel engine. Equipped with new-generation common rail technology, it significantly enhances fuel economy and reduces CO_2 emissions.

Two framework agreements on the application of fuel cells to the car industry are signed with France's Scientific Research Center (CNRS) and Atomic Energy Commission (CEA).






Partner

The Peugeot 307 is unveiled. Within a few months, it garners numerous awards in most markets and quickly becomes a leading contender in its segment.

The Group acquires an interest in Covisint, the online automotive marketplace, and creates a dedicated PSA Suppliers portal.

The Citroën C5 station wagon hits the market.


5233 BKF

PSA Peugeot Citroën and the Toyota Motor Corporation sign a cooperation agreement to jointly develop and manufacture small, entry-level cars designed primarily for the European market.

The Peugeot 206, introduced in autumn 1998, celebrates the production of its two millionth unit.

The Citroën C3 is enthusiastically hailed during its world preview at the Frankfurt Auto Show. Peugeot also takes the opportunity to present new vehicle concepts with the 307 SW and 206 SW.







The Group launches a €1.5 billion, ten-year bond issue that will increase long-term capital and strengthen the balance sheet.

The 1.4-liter HDI direct-injection diesel engine is introduced on the Peugeot 307 and 206 models.



The Group announces the creation of a Citroën subsidiary in Japan, which will begin importing and locally distributing Citroën models in 2002.


SHODA JIDOSHA

The Peugeot 307 is voted European Car of the Year for 2002.

Peugeot wins the Manufacturers' Title in the World Rally Championship for the second time in a row.


TOTAL

A new development phase begins in China, which will lead to six new models being produced locally by the end of 2004. New PSA Peugeot Citroën platforms will gradually be introduced at the Wuhan site, while the partnership with Dongfeng Motors will be reorganized into three joint ventures, one for production and one each for marketing Citroën and Peugeot cars.



Toyota Motor Corporation and PSA Peugeot Citroën announce plans to set up a joint plant in the Czech Republic, with productions cheduled to begin in 2005. The facility will be located in Kolin, 60 kilometers east of Prague.

TPCA

TOYOTA PEUGEOT CITROËN AUTOMOBILE





PSA PEUGEOT CITROËN GROUP PSA PEUGEOT CITROËN GROUP PSA PEUGEOT


CITROËN
Site d'Aulnay



PSA Peugeot Citroën is strategically focused on driving organic growth by ambitiously developing the Peugeot and Citroën model lines. This strategy is based on a firm commitment to innovation and excellence in core competencies, international expansion, manufacturing flexibility, and stringent cost control.

ONE GROUP, TWO MARQUES

The Group is organized to give each of its two broadline marques clearly-expressed personalities that are distinct yet as compatible as possible, while maintaining an aligned product plan and coordinated international strategies. Both the Peugeot and the Citroën marques enjoy the independence needed to conduct separate and often competitive strategies in the area of marketing, sales and, more generally, customer relations. On the other hand, the Automobile Division's technological, manufacturing, administrative and financial structures have been combined into a single unit to create greater efficiency and generate economies of scale.

A FORWARD-LOOKING, LONG-TERM VISION

PSA Peugeot Citroën's strategy is based on the conviction that in an increasingly segmented and diversified market, a world-class automobile manufacturer's future success depends on the ability to rapidly design and introduce a wide range of vehicles to satisfy an increasingly demanding and diverse customer base.
Today's customers want cars that are attractive, stylish, comfortable, innovative and fun to drive, and yet allow them to



respond as responsible citizens to the challenges of road safety, air pollution and quality of urban life.

Based on these convictions, PSA Peugeot Citroën is committed to sustained organic growth, led by an expanded product portfolio, innovation and excellence in core competencies, international development, manufacturing flexibility and stringent cost control.

DEVELOPING THE PRODUCT PORTFOLIO

The Group's objective is to introduce 25 new models between 2001 and 2004, compared with nine launched between 1997 and 2000. This strategy of faster growth in the model portfolio, which will continue beyond 2004, will increase market share in Europe, since a broader range of vehicles can meet a wider array of customer expectations. The Peugeot and Citroën lineups, which comprised 30 different passenger cars and commercial vehicles in 1997, will be gradually expanded to 37 cars in 2004. Accelerating the pace of product introductions is also intended to reduce the Group's exposure to competitors and to price increases. New models will represent an increasingly large percentage of sales.

The process of revitalizing and broadening the portfolio is being driven by highly innovative solutions that significantly enhance brand image and customer appeal. Four new models were introduced in 2001 and six more will be added to the Peugeot and Citroën lineups in 2002.

INNOVATION AND EXCELLENCE

PSA Peugeot Citroën intends to sustain its leadership positions in critical automotive technologies in the areas of environmental protection, vehicle safety and passenger comfort.

Diesel technology is now recognized as environmentally friendly, thanks in particular to the Group's development of high-pressure, direct-injection engines—of which the HDI engine sets the market standard—and its launch of the world's first particle filter. Recent developments have confirmed the Group's leadership in this area and the range of diesel engines using these technologies is being expanded.

The same objectives have guided the decision to introduce before 2004 a range of hybrid vehicles and a lineup of fuel-efficient vehicles that generate only 90 grams of CO_2 per kilometer.

The development of onboard telematics is yet another key technology in which the Group intends to play a leading role.

FLEXIBILITY AND COST CONTROL

To help control costs, PSA Peugeot Citroën has deployed an ambitious platform strategy. Three new platforms introduced at the end of 2001 serve as the floorplans for all Group vehicles, and common parts account for 60% of the total production cost. Gradually, each assembly plant in Europe is being organized around a single platform, with the exception of the facility in Vigo, Spain, which is dedicated to very high vehicles. As it helps diversify the model portfolio, this strategy is also substantially reducing development costs, shortening time-to-market cycles and cutting process engineering outlays, production costs, and purchasing prices for parts and systems. In particular, it is now allowing the Group to stabilize R&D budgets and capital expenditure, following sharp increases in previous years and the decision to accelerate the launch schedule. In 2004, 85% of all models will be produced on the three new platforms.

The platform strategy is supported by trans-platform objectives that call for pooling of shared technical systems. These systems are expected to account for 30% of vehicle production costs in 2004.

STRATEGIC COOPERATION STRATEGY

To speed growth and reduce costs beyond what is being done with the platforms, the Group has implemented strategic cooperation agreements involving specific, ongoing programs to share, with other independent carmakers, the development and production of components for which scale economies make sense. In this area, PSA Peugeot Citroën has long demonstrated an ability to forge technological and manufacturing agreements that respect each partner's personality and independence. It has worked with Renault on V6 engines and automatic transmissions for roughly 30 years, with Fiat on MPVs and commercial vehicles for some 20 years and with the Ford Motor Company on diesel engines since 1998. The Ford alliance will enable PSA Peugeot Citroën to become the world's leading manufacturer of diesel engines by 2004 and to benefit from related economies of scale. The alliance's first product, the new 1.4 liter HDI diesel engine, was launched in 2001.

PSA Peugeot Citroën and Fiat confirmed their cooperation on commercial vehicles through a framework agreement in early 2002. Each partner is introducing a new MPV developed from a common base in 2002.

In 2001, Toyota and PSA Peugeot Citroën decided to launch a new entry-level concept to meet demand in Europe. The partners are developing Toyota, Peugeot and Citroën vehicles that will be built on a new platform in a joint plant starting in 2005.
Their agreement allows them to share development costs and pool skills and resources, thereby generating the scale economies a carmaker needs to be competitive. This type of alliance, in which each partner remains independent, is similar to those forged in the past. For PSA Peugeot Citroën, this is the best way to take advantage of the opportunities offered by market globalization and changing customer expectations. Other cooperation agreements of this nature will be pursued in the future.

ORGANIC GROWTH AND GLOBAL EXPANSION

The Group's objective is to sell 3,500,000 vehicles and CKD units by 2004. This goal



will be met by increasing sales both in Western Europe, where the target is to achieve a market share of at least 10% in each country by 2004 (except Germany, where the target is 6.5%), and in other markets, where the objective is to sell 800,000 vehicles.
The marketing and sales strategy focuses on upgrading dealership systems. Between 2001 and 2004, €900 million will be allocated for this purpose, an 80% increase over the budget for 1997-2000.
The strategy is also designed to increase sales of the Peugeot and Citroën marques in Germany by tailoring the model lineup more closely to local demand and by continuing to restructure the two dealership networks.

In the global marketplace, the Group intends to optimize the use of platforms by focusing on markets where consumers buy and drive European-style vehicles. These include Central Europe, Turkey, the Mercosur countries and large Asian markets like China and Japan.

In November 2001, the Group announced a new stage in its development in China. By 2004, six new models will be built at the Wuhan assembly plant, where a platform strategy will be deployed. The Peugeot marque will develop its ranges and a dealership network alongside Citroën, which has been active in China since 1992. Lastly, the Group's partnership with Dongfeng Motors will be reorganized into a production joint venture and two marketing joint ventures, one for Peugeot and one for Citroën.

A FOCUS ON PROFITABILITY

Return on capital employed has been selected as the relevant indicator for measuring the efficiency of manufacturing and marketing operations. Regardless of business conditions, the Group is committed to achieving an after-tax return on capital employed of at least 8.5%. This covers the cost of capital employed and corresponds to a 3% operating margin in the Automobile Division. However, the Group's goal is to report an after-tax return of at least 13.5%, corresponding to a 6% operating margin in the Automobile Division.

ALIGNMENT OF THE NON-AUTOMOBILE BUSINESSES

In addition to its core business of making automobiles, PSA Peugeot Citroën is involved in three other major activities: financing for the two marques' dealers and customers, transportation and logistics, and the design and manufacture of automotive components and systems.

Banque PSA Finance federates lending operations for Peugeot and Citroën dealers and buyers in the major countries where the marques are sold. Because the finance business serves as a base for a wide range of customer services, it plays a key role in the Group's strategic vision.

Gefco is France's second largest transportation and logistics company and ranks among the top ten in Europe. While continuing to handle the sizeable volumes involved in supplying Group plants and distributing Peugeot and Citroën cars, Gefco represents a long-term growth business for the Group and is actively expanding its customer base.

PSA Peugeot Citroën's decision to support Faurecia in its 2001 acquisition of Sommer Allibert's automotive businesses demonstrated the Group's commitment to maintaining a majority stake in its subsidiary. An independently managed equipment manufacturer that supplies most of the world's leading carmakers, Faurecia is Europe's third largest OEM and a world leader in all its businesses: vehicle interiors, exhaust systems and front-end modules.

OUTLOOK FOR 2002

In a more uncertain economy, PSA Peugeot Citroën is assuming that demand in Western Europe will either be stable or slightly lower in 2002.

However, the Group is confident in its ability to drive new growth this year, with the objective of selling 3,250,000 vehicles. The introduction of six new models (in particular, the Citroën C3, the Peugeot 307 SW and the Peugeot 206 SW), the full-year impact of models launched in 2001 (the Peugeot 307 and the Citroën C5) and the restyling of light commercial vehicles will all contribute to meeting this target.

Depending on the market scenario considered, the 2002 operating margin target ranges from 4.8% to 5% of sales in the Automobile Division and from €2,800 million to €2,900 million for the Group as a whole.

PSA PEUGEOT CITROËN GROUP PSA PEUGEOT CITROËN GROUP PSA PEUGEOT






Picasso

In 2001, the world automobile market contracted by 1.2% to 55.5 million passenger cars and light commercial vehicles. Following an excellent 2000, the North American market declined by 1.3% to 18,748,000 vehicles sold, while demand in Western Europe edged up 0.2% from the high levels reached in the two previous years to 16,697,400 new vehicle registrations.

Markets in Asia and the Pacific recorded an aggregate gain of 1%. In particular, demand in China continued its upward trend, as car sales increased 17.5% to more than 717,600 units. In Japan, the market shrank for the fourth year in the past five,ending the year down 0.9% at 5,815,000 registrations.

Demand in South America grew by an overall 3% in 2001, although the situation varied by country. The region's economic crisis led to declines of 41.8% in Argentina and 10% in Chile. In Brazil, however, the market expanded for the second year in a row, increasing by 7.2% to 1,516,200 units.

In Central Europe and Turkey, sales were impacted by the collapse of the Turkish market, which fell by 71.6%, and by a sharp 31.5% decline in Poland.

WORLDWIDE SALES

For the year, PSA Peugeot Citroën's worldwide sales rose a substantial 11.3% to 3,132,800 units, from 2,815,700 units in 2000, and amply exceeded the 2001 target of three million units.

The year's increase followed gains of 11.8% in 2000, 10.4% in 1999 and 8.7% in 1998, representing sales growth of nearly 50% in four years. The Group consolidated its position as the world's sixth-largest carmaker, increased its share of the global market to 5.4%, and enjoyed the fastest growth rate of any broadline carmaker.









Growth was driven by the strong 2001 sales performance of Citroën and Peugeot models, as both marques set sales records. Peugeot sold 1,899,200 cars and commercial vehicles, an increase of 13.5% from 2000, while Citroën gained 8% to 1,233,600 units.

WESTERN EUROPE

In a Western European market that was virtually unchanged (up 0.2%), registrations of PSA Peugeot Citroën cars and commercial vehicles rose 10% to 2,505,300 units.
Gains in all major countries lifted market share by more than one point, to 15% from 13.7% in 2000, thereby further strengthening the Group's position as the region's second-ranked carmaker.
PSA Peugeot Citroën is the market leader in France, Spain and Belgium and ranks second in the United Kingdom, Portugal and the Netherlands.
Led by significant gains, notably in France (up 15%) and Italy (up 13.6%), Peugeot reported a 9.5% increase in registrations to 1,444,600 vehicles and held a market share of 8.7%, versus 7.9% in 2000.
Registrations of Citroën vehicles rose by 10.5% to 1,060,700, for a market share of 6.3%, compared with 5.8% in 2000. Increases were especially strong in the United Kingdom (up 47%) and Germany (up 16.6%).

The Group consolidated its number two ranking in the European passenger car market, as registrations rose 11% to 2,141,600 vehicles. With a market share of 14.4%, versus 13.1% in 2001, it drew closer to Europe's industry leader and widened its edge over other competitors. Peugeot car registrations increased 9.9% to 1,279,800, while Citroën recorded growth of 12.7% to 861,800 registrations.

PSA Peugeot Citroën again strengthened its position as Europe's leading manufacturer of commercial vehicles. Registrations increased 4.1% to 363,700 units in 2001, of which 164,800 for Peugeot and 198,900 for Citroën. Overall market share rose by 1.4 points to 19.5% from 18.1%.

In France, automobile sales enjoyed their best year since 1990, with car and commercial vehicle registrations gaining 5.5% to more than 2,688,600 units. Strong sales of Peugeot and Citroën vehicles resulted in a 12.6% increase in registrations, amply outpacing the market and increasing the Group's penetration by more than two points to 34%. During the year, 913,400 Peugeot and Citroën vehicles were registered in France, compared with 811,100 in 2000. Five Peugeot and Citroën models were among France's ten top-ranked cars in 2001, including the best-selling Peugeot 206 and the Citroën Xsara, whose success was sustained with the introduction of the Picasso version.
The Peugeot and Citroën marques serve respectively 20.2% and 13.8% of the French market.

In Spain, registrations of cars and commercial vehicles rose by 2.6% to 1,724,700 units. PSA Peugeot Citroën



maintained its leadership with 382,600 vehicles registered and a 22.2% market share. Citroën is Spain's second-ranked marque with 200,400 registrations and 11.6% of the market. Sales were led by the Citroën Xsara, which remained the country's top-selling model in 2001. The Peugeot marque benefited from the continued popularity of the 206 and the May introduction of the 307, which delivers features in high demand among local carbuyers. In all, Peugeot registrations increased by 7.8% to 182,200 vehicles, representing a market share of 10.6%.

The UK automobile market was especially buoyant, expanding by 10.2% as 2,718,600 cars and commercial vehicles were registered during the year. Sales of Peugeot and Citroën vehicles rose by an even-faster 21.9%, making the Group the country's second-ranked carmaker, with a market share of 13.7%, compared with 12.4% in 2001. Sales of Citroën models were up an exceptional 47% to 151,300 units, or 5.6% of the market, with the Xsara Picasso, in particular, setting the pace in the small MPV segment. With 220,600 registrations, the Peugeot marque easily surpassed the record set in 2000 and served a full 8.1% of the market.

Italian demand for cars and commercial vehicles was virtually unchanged from 2000, contracting by a slight 0.6% to 2,633,400 registrations. Nevertheless, in a market in which small cars account for more than 50% of sales, PSA Peugeot Citroën increased registrations by a substantial 8.4%, thereby sharply widening its market share to 8% from 7.4% the year before. Peugeot sales rose by 13.6%, to 4.8% of the market, thanks to the continued popularity of the 206 and strong initial demand for the 307. Growing sales of the Xsara Picasso lifted Citroën registrations by 1.3% and offset slowing demand for the Saxo to maintain the marque's market share at 3.2%.

In Germany, registrations of cars and commercial vehicles continued their downward trend, contracting 1.2% to 3,547,700 units following a 10.7% decline in 2000. PSA Peugeot Citroën registrations, on the other hand, increased by 5.6% to 171,300 units, deepening the Group's penetration to 4.8%. The Citroën marque enjoyed the strongest gains of any broadline carmaker, with a 16.6% increase in registrations pushing market share to 1.8%. Growth was supported by the popularity of the Xsara Picasso, a promising debut for the C5, and continued strong demand for car versions of the Berlingo. Although Peugeot registrations and market share were stable during the year, the marque performed well in the executive segment, where demand for the particle-filter equipped diesel 607 lifted sales to more than 3,100 units.
The dealership restructuring program, which entered a decisive phase in 2001, will provide both marques with much more active sales support, beginning in late 2002 for Peugeot and in late 2003 for Citroën.

In other Western European countries, the Peugeot and Citroën marques raised their combined market share by nearly two points to 13.5%. The improvement reflects not only the popularity of new models, but also the success of Group initiatives to achieve a share of 10% in each Western European country, with the exception of Germany, where the target is 6.5%.

MARKETS OUTSIDE WESTERN EUROPE

Growth outside Western Europe accelerated in 2001, with PSA Peugeot Citroën sales rising 22.5% during the year to 587,300 vehicles (414,200 Peugeots and 173,100 Citroëns). They accounted for an aggregate 18.8% of the consolidated total, compared with 17% in the previous year.

In South America, sales increased by 12% overall, to 119,000 units, and by a further 8.6% in the Mercosur countries alone, where 81,700 vehicles (60,200 Peugeots and 21,500 Citroëns) were sold and aggregate market share widened to 4.8%.

Demand once again contracted sharply in Argentina, and the Group was unable to avoid a 30.4% drop in sales, to 31,100 units. Market share improved, however, to 18.2% from 16.1% in 2000.

Market share also increased in Brazil, to 3.1% from 2.2%, as a 69.4% surge in registrations, to 47,600 vehicles, amply outpaced market growth. With the introduction of a 1-liter version of the 206 in July 2001, Peugeot gained an entry into the "popular" car segment, the country's largest, while Citroën sales were supported by the launch of the Xsara Picasso. The Peugeot 206 and Citroën Xsara Picasso were also the first two models manufactured at the new production center in Porto Real, Rio de Janeiro State, which was brought on stream in the first half of 2001.

In Chile, sales ended the year up 36.6%,



at 18,300 units, in a market down by 10%, whereas in Mexico, the May 2001 start-up of Peugeot's import and distribution subsidiary generated new momentum that lifted sales to 2,800 units for the year. This growth dynamic will continue as the vehicle lineup is expanded and a dealership network is developed.

In the Central European markets of Poland, Hungary, the Czech Republic, Slovenia, Croatia and Slovakia, overall demand declined by 11.8%, but the introduction of strong dealership networks enabled PSA Peugeot Citroën to resist the general market weakness. Sales rose 11% to 96,200 units, widening the Group's market share to 10.6%. In November, a Peugeot import subsidiary was created in Slovakia.

In Turkey, sales were dragged down by the collapse in demand, falling 68.7% to 12,600 units from 40,200 in 2000.

In Iran, Peugeot's CKD billings increased sharply to 102,600 units from 44,200 in 2000. Local production is supported by two partners: Iran Khodro, the country's leading carmaker and a Group partner since 1988, which assembles the Peugeot 206; and Saipa, the country's second-ranked carmaker, which produces the Citroën Xantia through an agreement signed in 2000.


CITROËN



In China, where the car market grew 17.5% to 717,600 units, Citroën sales through joint venture Dongfeng Citroën Automobile Company (DCAC) rose 2.3% to 53,200 units, resulting in a market share of 7.4% compared with 8.5% in 2000. The lineup of Citroën models has been enhanced with the Xsara Picasso, built and marketed locally alongside the ZX Fukang since the second half of 2001. The new model has prepared the way for the second phase in the Group's development in China.

In Japan, following growth of 59% in 2000, PSA Peugeot Citroën sales increased by 19.5% to 14,300 vehicles in 2001, led by the success of the Peugeot 206 and an expanded dealer network. To support local sales, Citroën announced in October that it would create a subsidiary for its import and distribution operations.

2001 GROWTH DRIVERS

The Peugeot 206

Sales of the Peugeot 206 continued to rise in 2001, ending the year up 16.1% at 828,700 units. It was the year's best-selling car in Western Europe, and more than two million units have been produced since its roll-out in 1998. To sustain sales momentum, the 206 lineup was expanded in late 2000 with the 206 CC, now being produced at the rate of 400 units a day. It has been further enhanced with the new DV4 TD HDI 1.4-liter diesel powerplant and a multiplexed version that offers a wider array of driver assistance, safety and comfort features previously available only on high-end models. In addition, 206 production rates continued to increase outside Western Europe, particularly in Brazil and Iran.

The Citroën Xsara Picasso

The Citroën Xsara Picasso continued to enjoy firm demand during its first full year on the market. The model, which represents the first stage in a thorough overhaul of the Citroën lineup, appealed to new customer segments—younger buyers and families— and projected an exciting image that benefited the entire range. An "Exclusive" version extensively equipped with high-end features was introduced at the 2001 Frankfurt Auto Show. Sales increased by 36% to 231,000 units during the year, when production also began outside Western Europe, in China and in Brazil (since February 2001).

The Peugeot 607

Sales of the Peugeot 607 totaled 38,900 units, attesting to the executive sedan's strong appeal. Diesel versions, all equipped with particle filters, sold especially well, particularly in Northern Europe.

The Citroën C5

Launched as a sedan in March 2001 and as a station wagon in June, the C5 has revamped the Citroën lineup in the classic touring car segment, with exceptional spaciousness, remarkable comfort and an array of driver-focused technological innovations, such as the Hydractive 3 suspension system that sets new standards for handling and drivability. In addition, the C5 line was offered from launch with the particle-filter equipped 2.2-liter HDI engine.

Thanks to these state-of-the-art features, the C5 contributed significantly to the growth in Citroën sales, with 135,800 units sold worldwide, in line with targets.

The Peugeot 307

Introduced in April and voted European Car of the Year 2002 by automotive journalists, the Peugeot 307 was the Group's flagship model in 2001. Thanks to a highly innovative architecture, the 307 offers totally new styling and a brighter, roomier interior than any other car in the segment, plus a range safety and comfort features generally found only on higher-end models.
In addition, it comes with the new 1.4-liter HDI diesel and the particle-filter equipped 2.0-liter, 110hp HDI. Production at the Sochaux and Mulhouse centers was ramped up quickly in the first half to a current 2,000 vehicles a day. A total of 263,100 units were sold during the year.

The Citroën Berlingo and Peugeot Partner

2001 was another year of double-digit growth for the Citroën Berlingo and Peugeot Partner, introduced in 1996, as sales increased by 11% to 300,000 units. Demand was especially strong for car versions, led by the success of the Berlingo's Modutop multi-function roof concept offering roomy interior storage space. Both models continued to expand in the international marketplace, notably in Central and Eastern Europe.

TECHNOLOGY

The HDI engine and particle filter

The HDI engine remained as popular as ever in 2001, when it was successfully extended across the Peugeot and Citroën lineups. The innovative technology, which reduces fuel consumption and carbon dioxide emissions while enhancing the driving experience, has been fitted on


307

almost every model in response to strong customer demand. In the autumn, the HDI family was expanded with the new 1.4-liter version, the first developed through the 1998 cooperation agreement with the Ford Motor Company. Designed specifically for small and mid-size models, the new powerplant already equips the Peugeot 307 and 206 and will be offered on the Citroën C3 beginning in early 2002. More than one million Peugeot and Citroën vehicles fitted with HDI engines were sold in 2001, a 40% increase over the previous year. In all, diesel-powered vehicles accounted for 49% of consolidated sales.
PSA Peugeot Citroën is also the only carmaker to equip its diesel engines with a particle filter, an innovation that makes them much more environmentally friendly.
The particle filter is now available on the Citroën C5 and on three Peugeot models—the 607, 406 and 307.
More than 127,000 vehicles fitted with particle filters were sold in 2001.

SALES AND OPERATING MARGIN

Financial results

Automobile Division sales amounted to €41,524 million, a 10.9% increase in line with growth in unit sales.

Operating margin rose 26% to €1,992 million and represented 4.8%



of sales, compared with 4.2% in 2000. As in the three previous years, the Division reached its operating margin target. After-tax return on capital employed further improved to 14.4%, led by ongoing gains in operating margin and increasingly efficient use of capital employed.

Cost reduction plan

Deployment of the platform strategy continued apace throughout the year, with 50% of Peugeot and Citroën models produced on the three new core platforms introduced in late 2000. This percentage is scheduled to increase to 65% in 2002.



Capacity utilization also continued to improve in 2001. According to the Harbour index, which measures a plant's capacity utilization based on hourly capacity, an average 16-hour workday, and 235 workdays a year, assembly capacity utilization in Western Europe rose to 114% from 101% in 2000. In response, a number of measures were taken, including the introduction of a non-stop production system, without any summer closing, at the Vigo and Mulhouse plants and, as in 2000, the limitation of the summer shut-down to three instead of four weeks at the other plants.
In addition, production capacity in South America was expanded with the building of the new Porto Real plant in Rio de Janeiro State, Brazil. Inaugurated in February 2001, the facility started operations by producing the Citroën Xsara Picasso and, beginning in April, the Peugeot 206. Capacity totals 70,000 vehicles a year, in two shifts, and could be doubled in the future. In April 2001, ground was broken on the same site for a new engine plant, scheduled to come on stream in early 2002, that will be able to produce around 50,000 gasoline engines a year.

During the year, production cost reductions resulted in a gross gain of €609 million, partially offset by higher raw materials costs totaling an estimated €144 million and one-time production surcharges stemming from strong business growth, estimated at €49 million (of which €40 million in the first half).

Capital expenditure policy

Consolidated capital expenditure amounted to €2,947 million, virtually unchanged from the €2,932 million committed in 2000. Most of the outlays concerned the Automobile Division, where they totaled €2,398 million, compared with €2,497 million in 2000. Capital expenditure is expected to stabilize at around €3 billion a year, most of which will be earmarked for investment in new models, strategic technical systems, such as powertrains and transmissions, and international expansion.

DEVELOPING THE MODEL LINES IN 2002

The faster renewal and extension of the Group's model lineup already underway in 2001 is continuing in 2002, with six models scheduled for introduction:

- The Citroën C3, which represents a critical new stage in the marque's redeployment. Sales targets have been set at 150,000 units in 2002 and 330,000 units over a full year.
- Station wagon (SW) versions of the Peugeot 206 and 307, to extend each model's current lineup.
- Two new MPVs, the Peugeot 807 and Citroën C8, which will replace current models.
- A sports car version of the Peugeot 206.

Presented at the 2001 Frankfurt Auto Show, the Citroën C3 will further advance the marque's revitalization process initiated with the launches of the Xsara Picasso and the C5. With its new architecture and unmatched roominess, the C3 is positioned between the current Saxo and Xsara models. To be introduced in first-half 2002, it will offer a choice of three gasoline powertrains and two 1.4-liter HDI engines (70hp or 92hp), with a full range of state-of-the-art active and passive safety features.

The Peugeot 206 lineup will be extended with the 206 SW, introduced at the Geneva Auto Show. The new model combines the sedan's elegant, dynamic styling with a much roomier interior, creating an experience unique in Europe. Alongside the coupe-cabriolet model, the SW will help keep the 206 the market's best-selling car.

The Peugeot 307 SW, also unveiled in Geneva, represents a new stage in the model's development. The innovative vehicle, scheduled for launch in first-half 2002,


PSA PEUGEOT CITROËN
Porto Real

offers a new approach to automobile interiors, with a fully modular passenger compartment and a panoramic, heat absorbing glass roof that provides exceptional luminosity.

PSA PEUGEOT CITROËN GROUP PSA PEUGEOT CITROËN GROUP





For Faurecia, the highlight of 2001 was the acquisition of Sommer Allibert's automotive operations. This major step forward in the company's strategic development places Faurecia among the global leaders in each of its six core businesses: car seats (number three worldwide), dashboards and cockpits (number two), door panels (number three), acoustic systems, front-end assemblies (number two) and exhaust systems (number three).

In addition, a number of joint venture agreements were signed during the year, including one with NHK to develop and produce new automobile seats.

SALES

Faurecia enjoyed another year of strong business growth in 2001, particularly in car seats and vehicle interiors. A large number of new model launches by carmaker customers helped lift sales despite a slowdown in production volumes at the end of the year.

Exhaust system sales rose 12.7% to €2,219 million, primarily due to higher prices for the precious metals used in catalytic converters. Excluding catalytic converters, exhaust system sales declined 0.9% to €1,040 million.



Car seat sales increased 17.2% to €3,519 million, led in part by Faurecia's firm positioning in such new models as the Audi A4, Citroën C5, Peugeot 307 and Renault Laguna II.

Sales of vehicle interiors grew by 15.3% to €3,298 million at comparable scope of consolidation. In addition to the positioning described above, Faurecia benefited from higher US sales of the BMW X5 and the growing trend towards dashboard-mounted airbags.

Sales of front-end assemblies totaled €575 million, supported to a great extent by contracts with Audi. Faurecia now equips virtually the entire Audi line.

FINANCIAL RESULTS

Sales rose 64.6% to €9,611 million, from €5,840 million in 2000, reflecting the full-year contribution of Sommer Allibert's automotive businesses. Comparable sales were up 14.5%.

Operating margin came to €260 million, representing 2.7% of sales. The Sommer Allibert automotive businesses contributed operating margin of €134 million.
The positive impact of volume growth was more than offset by higher raw materials prices (especially plastics) and by start-up costs for a particularly large number of new products and production units.

Anticipating a contraction in automobile production in the US and Europe in 2002, Faurecia is stepping up a number of restructuring initiatives introduced in addition to the 10/10 plan launched in 2000.
Sales are expected to slacken in the first six months of 2002 and pick up in the second half of the year.

PSA PEUGEOT CITROËN GROUP PSA PEUGEOT CITROËN GROUP PSA PEUGEOT



In 2001, Gefco maintained its strategic emphasis on developing high value-added services, while outsourcing physical transport operations. In May, the company sold its Transauto Stur subsidiary, consolidating the package and less-than-truckload delivery fleet, to Via Location. It also stepped up its IT systems upgrade programs, to serve customers who want increasingly detailed product tracking data to optimize their supply chains.
The core businesses—car distribution and preparation, package and less-than-truckload delivery, and logistics and sea and air freight—continued to expand outside Western Europe, with a focus on Latin America and Eastern Europe, in line with the Automobile Division's growth priorities. Gefco also acquired Traditrans, which has changed its name to Gefco Maroc.

SALES

Some 3.1 million new vehicles were distributed and prepared in 2001, a 10.9% increase over the previous year.
New workshops to refurbish returned rental cars were set up in France, the UK, the Netherlands, Spain and Portugal.
Sales in the package and less-than-truckload delivery business rose by 6% in Europe, despite the economic slowdown that was apparent throughout the year, and by 16.5% in other world markets.
Aggregate growth was 13.2%.
Logistics sales surged 40.6%, surpassing last year's 32.5% gain. A spare parts storage and distribution center was opened in Poland to serve local Peugeot and Citroën dealers, while in Brazil, the Porto Real technology center continued ramping up to support rising output at the nearby PSA Peugeot Citroën plant. Demand was strong in Argentina, particularly from manufacturers and retailers, even as the local subsidiary took measures in response to the economic crisis.
Throughout the year, the company continued renovating its IT and communication systems. Half of the new operating software was commissioned at year-end and group-wide deployment should be completed in 2002. These new systems will allow Gefco to meet market expectations while continuing to reduce costs.

FINANCIAL RESULTS

Sales excluding VAT rose 13.5% to €2,643 million, or 14.9% at comparable scope of consolidation. Operating margin totaled €119 million, an increase of 19% from the previous year.
Sales growth, the ongoing program to enhance competitiveness and significant rate increases helped lift the operating margin to 4.5% of sales from 4.3% in 2000.


CX 25 TRI

PSA PEUGEOT CITROËN GROUP PSA PEUGEOT CITROËN GROUP


406

BUSINESS REVIEW

The Banque PSA Finance group of automotive finance companies provided new retail financing for 801,100 Peugeot and Citroën vehicles in 2001, an increase of 13.9% over 2000. Gains were particularly strong in Italy (up 26.4%), Switzerland (25.5%) and France (16.6%), but in all the Bank's operating countries, growth was driven by higher sales for both marques and an enhanced portfolio of products. These now include a large percentage of services that combine financing solutions with options for car insurance and maintenance, extended warranties, and vehicle and fleet management. The popularity of leases with an option to buy continued to grow, accounting for 19.7% of new contracts, as opposed to 17.9% in 2000.

Banque PSA Finance's penetration rate—i.e. the number of vehicles financed by the Bank as a percentage of total Peugeot and Citroën vehicle registrations—improved by 1.2 points during the year, to 25.3%. The number of financing contracts for previously owned vehicles increased slightly to 181,400, from 176,900 in 2000, as the Bank continued to focus on recent vehicles to limit risks while fostering customer loyalty.

New retail loans totaled €7.9 billion at December 31, 2001, a gain of 16.7% that exceeded the increase in the number of vehicles financed during the year. The outperformance resulted from growth in the average loan amount per vehicle, thanks to a better sales mix in the Peugeot and Citroën lineups. Total customer outstandings rose 18.5% to €12.9 billion from €10.9 billion at December 31, 2000. After securitization of €1 billion in retail loans in June 2001, the increase amounted to 9.2%.

In the wholesale financing segment, Banque PSA Finance benefited from the strong growth in Peugeot and Citroën sales and extended its replacement parts inventory financing business to new countries. For the year, total dealer financings increased by 16.1% to €34 billion.

Following another year of strong growth, total finance company outstandings amounted to €17.2 billion before securitization. This represents a rise of 17.3% for the year, compared with increases of 15.8% in 2000 and 18.2% in 1999.

2001 was also shaped by a new phase in the creation of an integrated European organization designed to drive fast, harmonious growth across all product lines and country markets, while generating major economies of scale in management processes.

In the United Kingdom, Banque PSA Finance deployed the teams, skills and IT systems required to create a subsidiary to take over direct management, effective January 1, 2002, of lending operations previously managed by an outside partner.
The IT system installed in the UK, which is based on software already used by Banque PSA Finance's French subsidiary, will be rapidly extended to all European countries.

Outside Europe, the Bank's business in Brazil, where operations began in 2000 to serve local Peugeot and Citroën customers, enjoyed fast growth in 2001 and reported a profit for its first full year. The bank also entered the Polish market, where financing is managed and carried by two local partners, one for installment sales and the other for leasing contracts.

FINANCIAL RESULTS

Operating margin for the finance companies declined to €248 million, from €264 million in 2000, due to the lower margins on new contracts signed in 2000 and early 2001. Margins were reduced because heightened competition in the consumer lending market, notably in France, Spain and Italy, prevented higher refinancing interest rates from being fully passed along to customers and the introduction of euro coins and notes generated a number of non-recurring IT costs. These developments, however, were partially offset by the strong increase in business, by effective management of core operating expenses and risk, and by a significant upturn in margins beginning in the second half.


CREDIPAR

PSA PEUGEOT CITROËN GROUP PSA PEUGEOT CITROËN GROUP

PEUGEOT MOTOCYCLES

Following a 12% decline in 2000, the European motorcycle and scooter market contracted by another 14%, to 1,400,000 units, in 2001. The most significant declines were reported in Italy and Spain, down 30% and 28% respectively.

Despite weaker demand, Peugeot Motocycles sales remained relatively strong, declining by only 4.7% to 180,000 assembled units from 189,000 in 2000. As a result, market share improved to 11.9% from 10.4% the year before. Most of the increase was in the under-50cc scooter segment, where market share rose to 17% from 14% in 2000.

Consolidated sales totaled €261.4 million, compared with €264.7 million in 2000, but the drop-off in demand caused the business to report an operating loss of €7.6 million.

The year saw a number of major events, such as the introduction of the Looxor range of big-wheel scooters and the launch of new electronic injection engines that meet the recent Euro 2 clean-air standards and reduce fuel consumption while improving rideability. Certain models now come equipped with safer new braking systems that synchronize the front and rear wheels. In addition, a program was undertaken in 2001 to upgrade the Beaulieu-Mandeure and Dannemarie plants.

The European market is expected stay flat in 2002, but sales should show a slight increase following the mid-year introduction of a new premium scooter.

SOCIÉTÉ DE CONSTRUCTIONS MÉCANIQUES PANHARD & LEVASSOR (SCMPL)

SCMPL designs and builds wheeled armored vehicles. In 2001, sales rose by 46% to €60.4 million, while operating margin amounted to €7.8 million.

The year was shaped by production of VBL-Long light armored vehicles to fill an order from the French Army, awarded in May 2000. It also saw the start-up of a program to develop, process engineer, and series produce diesel powertrains for retrofit on French Army ERC Sagaie armored reconnaissance vehicles, under an order awarded in August 2000.

Outside France, several orders for VBL Longs signed in 2000 were fulfilled in Greece, Portugal and a number of non-European countries. SCMPL continued to develop its business of supplying engine retrofits for foreign vehicle fleets and signed a new export contract for VBLs at the end of the year that should help generate 2002 sales on a par with 2001.

Backlog amounted to €80.9 million at December 31, 2001. The forthcoming award of a new VBL contract for the French Army indicates good sales prospects for the years ahead.

PEUGEOT CITROËN MOTEURS (PCM)

During the year, PCM continued to refocus on supplying HDI new generation diesel engines, whose popularity and performance have hastened the decline of previous models and led to a slight decrease in the number of engines sold, to 36,650 units from 40,600 in 2001.

Nonetheless, sales held firm at €107 million, versus €106 million the year before.

PROCESS CONCEPTION INGÉNIERIE (PCI)

PCI designs and manufactures industrial equipment for four industrial processes: assembly, stamping, body-in-white and machining.

Sales totaled €386 million in 2001, while order backlog amounted to €343 million at December 31.

Structural and organizational changes carried out during the year enabled PCI to return to profit and report an operating margin of €5.4 million, a considerable improvement over 2000. The performance has reaffirmed the company's position as a tier-one supplier to its customers.



PSA PEUGEOT CITROËN GROUP PSA PEUGEOT CITROËN GROUP PSA PEUGEOT



As a critical source of leverage for meeting corporate objectives, PSA Peugeot Citroën's human resources policies are focused on securing the requisite skills for implementing its strategic vision and meeting the needs of its employees, whose diverse talents are federated by a shared passion for the automobile.

AN ACTIVE HIRING POLICY TO SECURE THE BEST SKILLS

PSA Peugeot Citroën hired 17,400 people in 2001, of which 10,600 in France (including 2,200 managers) and 6,800 in other countries.

EMPLOYEES BY REGION AT DECEMBER 31, 2001



Outside Europe 5.3%
Europe outside France 30.4%
France 64.3%

EMPLOYEES BY BUSINESS AT DECEMBER 31, 2001



Other Businesses 1.7%
Finance Companies 1.1%
Transportation and Logistics 4.0%
Automotive Equipment 25.8%
Automobile Division 67.4%

The recruitment process is open to a diverse range of educational and career backgrounds so that all aspects of the Group's worldwide operations can benefit from the finest talent available around the globe.

The number of employees totaled 192,500 at December 31, 2001, compared to 172,400 the year before, and included 123,700 people in France and 68,800 people in other countries. These figures reflect Faurecia's integration of more than 18,000 Sommer Allibert employees, as well as the departure of 1,800 older employees who took part in the ongoing voluntary early termination program.



HIRING BY REGION


Other 18%
United Kingdom 4.3%
Spain 5.8%
Mercosur 11.3%
France 60.6%

HIRING BY CATEGORY


Managers 17.5%
Technicians and Supervisors 29.7%
Operators 52.8%

PSA Peugeot Citroën is committed to helping employees maintain and develop their capabilities, in particular through skills enhancement programs that anticipate and support technological and organizational change. In all, four million hours of training were provided to employees around the world in 2001, providing a firm foundation to meet corporate objectives and successfully implement strategic projects.

The Group's growing international presence has led to a 50% increase in the number of employees outside France over the past five years. To ensure the success of worldwide operations, local managers are encouraged to work abroad to build multinational teams. These cross-border transfers are designed to reflect not only on the nature of the position, but also the type of expertise required or the need to prepare future executives. The number of international assignments grew more than 13% in 2001.

WORK PRACTICES AND PROCEDURES TAILORED TO MEET CORPORATE CHALLENGES

The specific characteristics of the automobile industry require flexible, responsive work practices capable of efficiently adjusting to fluctuations in demand. To meet this challenge, the Group has implemented a variety of new work schedules, increased capacity utilization and staggered employee vacations to keep plants open in August.



Clearly, one of the most effective ways of aligning these organizational requirements with individual employee constraints and expectations is to constantly improve working conditions. In this respect, the working conditions agreement signed on March 8, 2001 expresses the Group's commitment to designing people issues into all new projects and new facilities.

COMPENSATION LINKED TO GROUP EARNINGS AND INDIVIDUAL PERFORMANCE

PSA Peugeot Citroën's compensation policies have been carefully crafted to link employee remuneration to Group performance and earnings, to encourage employees to take initiative, to reward the best people and to ensure compatibility with the current job market practices.

Based on both individual and across-the-board salary increases, these policies are applied in all countries depending on local negotiating practices. In France, for example, the salary agreement signed on January 18, 2001 provided for an across-the-board salary increase of 1% (base + seniority), plus €21.34, and a budget for individual raises of 1.4% for operators, technicians and supervisors.

Executive compensation is based mainly on individual performance. In addition, executives with the greatest responsibility and the most direct impact on Group earnings may also receive bonuses under a variable remuneration program linked to



their annual performance. These bonuses are awarded if the Group's annual consolidated operating margin objectives are met.

Most Group companies also apply two additional compensation systems involving incentive and profit-sharing bonuses, along with a matching contribution program to encourage participation in the employee stock ownership plan. The contractual profit-sharing program, which was renegotiated in France in 2001, was adapted to legal requirements and prevailing practices in other countries and extended to all Automobile Division employees worldwide. The amounts awarded to Group employees in France under both the profit-sharing and incentive bonus systems totaled €234 million in 2001, of which €213 million for employees in the Automobile Division. Sums distributed in the previous five years totaled:

(in € millions)

	Group Total	Of which Automobile Division
2000	196	181
1999	98	77
1998	13	2
1997	12	3
1996	3	-

The employee stock ownership plan is also being expanded in the countries where the Group has major operations, in the form of either corporate savings plans or supplemental retirement plans. In 2001, a new defined contribution supplemental retirement plan was set up for managers in Spain.

OPEN DIALOGUE WITH EMPLOYEE REPRESENTATIVES

The agreement on union rights signed by employee representatives on June 25, 2001 reflects the Group's dedication to improving dialogue with employee representatives and to maintaining a close link between union activities and professional duties. The agreement also promotes the smooth functioning of union organizations in Group companies and defines a policy for training employee representatives.

By maintaining an open dialogue, employees and their representatives are more fully involved in changes within the Group. This has led to the signing of a number of agreements in France and most other countries on such issues as salaries, performance-based incentive programs, and work schedules.

In addition, meetings with the European Works Council and its liaison committee provide an opportunity for employee representatives to understand more clearly the Group's business, financial and labor-relations objectives in Europe.

PSA PEUGEOT CITROËN GROUP PSA PEUGEOT CITROËN GROUP PSA PEUGEOT


PILE A COMBUSTIBLE


TAXI
Partner
FUEL CELL CAB

PSA Peugeot Citroën is committed to an assertive policy of environmental stewardship throughout the product life cycle. This commitment, based on the principles of sustainable development, aims to encourage environmental protection over the long term, in ways that benefit the Group, its customers and its host communities.

ABATING THE GREENHOUSE EFFECT TO IMPROVE AIR QUALITY

It is now widely recognized that carbon dioxide (CO_2) worsens the greenhouse effect and that there is a direct link between CO_2 emissions and fuel consumption. As a result, improving the energy balance of its vehicles is a priority for PSA Peugeot Citroën, which, along with other members of the European Automobile Manufacturers Association is dedicated to reducing average new car fleet emissions to 140g of CO_2 per kilometer by 2008. To meet this target, a variety of actions have been undertaken:

• Promoting diesel engines, whose greater energy efficiency means they consume less fuel and produce less CO_2 than gasoline engines. This advantage is further enhanced by common rail high-pressure direct injection (HDI) technology. In 2001, PSA Peugeot Citroën was the world's leading manufacturer of high-tech diesel engines equipped with common rail injection technology, with more than one million units produced during the year. These engines reduce diesel fuel consumption by 20%, entailing a similar reduction in CO_2 emissions. Gradually replacing vehicles equipped with pre-combustion chamber engines by vehicles fitted with common rail direct injection engines represents a tangible step that can be taken now to lower greenhouse gas emissions by 2005.

• Improving gasoline engines. The Group's HPi direct injection gasoline engine cuts emissions by 10% in relation to a conventional powerplant, making a significant contribution to the fight against the greenhouse effect. Research is continuing on electromechanical valves, which represent another promising path to improving gasoline engine fuel savings.







◦ Improving air quality in urban environments. The world's first particle filter for diesel engines, introduced on the Peugeot 607 in early 2000, has enjoyed strong sales and public acclaim, notably in Germany. As part of its gradual extension to other models, the particle filter was offered on the Peugeot 406, Citroën C5 and Peugeot 307 beginning in early 2001 and has been fitted on some 130,000 cars since its introduction. This unprecedented initiative to improve air quality on the part of a carmaker will continue in 2002, when more than 270,000 cars will be equipped with particle filters.

DEVELOPING ALTERNATIVE ENERGY SOURCES AND BIO-FUELS

The commitment to lowering CO_2 emissions also involves the use of new propulsion systems and alternative energy sources. In this area, the Group is supported by its extensive expertise in electric powertrains. Indeed, it is the world's leading producer of electric vehicles (EVs), having sold more than 9,000 to date.

Two paths—one short-to-medium term (hybrid systems) and the other long-term (fuel cells)—will be successively developed. Hybrid vehicles offer the advantages of an internal combustion engine at higher speeds, when such engines are most efficient, and a more environmentally friendly electric motor in other situations. Fuel cells can be used either to increase the range of a battery-powered EV or to provide uninterrupted power for a non-battery-powered EV. In both cases, CO_2 consumption "from the wellhead to the wheel" should be significantly lowered, thereby reducing the percentage of man-made CO_2 emissions generated by the automobile.

These new propulsion systems will be gradually introduced on Peugeot and Citroën vehicles, beginning in 2003 for hybrid systems and in 2006-07 for experimental vehicle fleets powered by fuel cells.

PSA Peugeot Citroën also actively promotes the use of alternative fuels. The development of natural gas for vehicles (NGV) and other biofuels is opening up promising new horizons. Biofuels have a double impact on the environment, first because they are cleaner-burning and second because their plant origin means they help to fix atmospheric carbon. In addition, their use does not require any special modifications in the engine. PSA Peugeot Citroën's diesel-powered service fleet already runs on fuel containing 30% rapeseed methyl ester (RME). The Group recommends the use of 5% bioethanol in gasoline and ETBE with an alcohol content of up to 15%, as long as these fuels comply with existing European regulations.

In addition to conducting applied research for its own vehicles, PSA PEUGEOT CITROËN is helping to understand how CO_2 is fixed. In particular, Peugeot has undertaken a large-scale project to create a carbon sink in Brazil that will eventually entail the planting of several million trees. This major initiative, which is designed to meet both environmental stewardship and scientific objectives, will help improve understanding of how reconstituted forest ecosystems can impact changes in the climate. To date, more than one million plants representing 30 native species have been reintroduced at the Sao Nicolau tree farm in Mato Grosso State.

HARMONIOUS DEVELOPMENT OF MOBILITY, CITIES AND CARS

Mobility is both a fundamental human aspiration and a key factor in economic growth. PSA Peugeot Citroën wants not only to facilitate mobility with the cars it manufactures, but also to encourage sustainable growth in mobility while protecting the air we breath and preserving the quality of life, especially in urban and suburban areas.

PSA Peugeot Citroën is studying and developing new mobility methods to improve traffic flow while protecting the environment. In 1998, electric versions of the Peugeot Partner and Citroën Berlingo were introduced as a solution for downtown deliverers, government fleets and municipalities, whose needs are particularly well served by these quiet, emissions-free electric vans. Alongside other European automobile manufacturers, the Group is also taking part in the Elcidis project designed to organize deliveries in city centers with a network of facilities located outside city limits. Another current project is the Liselec initiative, under which some 450 subscribers in La Rochelle, France have been able to rent self-service electric vehicles since September 1999.

PSA Peugeot Citroën also supports car-pooling, with two successful full-scale trials in Vélizy and Nanterre in the Paris region.

Created in June 2000, PSA Peugeot Citroën's Institut pour la Ville en Mouvement (IVM) brings together a variety of stakeholders in urban mobility, including researchers, urban planners, jobs programs, government agencies and business leaders, to develop innovative programs and conduct community, scientific and cultural experiments in this important area. The Institute's program focuses on three main issues: 1) improving mobility for people with special needs, such as the vision impaired, preadolescents, or the unemployed; 2) improving the efficiency and quality of city travel, in particular by designing and organizing effective ways of combining different modes of transportation; and 3) developing an urban mobility culture and code of conduct. At present, the Institute is involved in ten projects: an urban mobility competition for students; the creation of an international IVM university chair; inter-modal transportation in China; the urban mobility architecture award; transportation-on-demand services for the needy; urban mobility solutions for pre-teens; transportation assistance for the blind and vision-impaired; a multimedia web-based game on urban conduct and behavior for young people; nighttime urban mobility; and future developments.




RELAIS
VERT
AUTO
CITROËN
ST ETIENNE MONTREYNAUD
ACCES TOUS LES 1er
SAMEDI MATIN DU MOIS

BUILDING THE ENVIRONMENT INTO THE PRODUCT LIFE CYCLE, FROM DESIGN TO DISASSEMBLY

Cars have an impact on the environment at every stage in their life cycle, from manufacture through daily use (which consumes energy and demands an enormous amount of land and urban space) to final disposal. PSA Peugeot Citroën's environmental policy reflects this unique impact by integrating the special requirements of each stage.

The Group safeguards the environment at all its manufacturing plants, protecting not only the surroundings, but also the quality of life for those who live nearby. The main components of this comprehensive approach are reducing water consumption, treating process water, preserving the soil, reducing emissions, in particular volatile organic compounds (VOCs), by using water-based paints, and increasing the proportion of recycled industrial waste. In protecting the surrounding community, two primary concerns are to preserve the landscape and to attenuate noise. All PSA Peugeot Citroën assembly plants worldwide had been certified to ISO 14001 environmental standards by end-2001, and all mechanical component plants will be accredited to these standards in 2002.

PSA Peugeot Citroën is equally committed to recovering and recycling scrap vehicles. Peugeot and Citroën vehicles are designed for disassembly and manufactured with recycled and recyclable materials, marked to facilitate sorting and supported with car-buyer information programs. A number of the Group's vehicles, including the recent Peugeot 307, are already more than 90% recyclable.

Peugeot and Citroën dealers also participate in waste recovery and materials recycling through the Europe-wide Relais Vert Auto program. Under the expanding Secoia program, components are reconditioned to offer affordable, environmentally friendly replacement parts for older vehicles.

PSA PEUGEOT CITROËN GROUP PSA PEUGEOT CITROËN GROUP PSA PEUGEOT





RESEARCH AND DEVELOPMENT KEY FIGURES

Consolidated research and development spending increased 6.6% to €1,733 million in 2001.

The Automobile Division's R&D commitment totaled €1,461 million, representing 3.5% of Division sales. Outlays to upgrade and restyle existing vehicles and introduce engines are now accounted for as cost of goods sold, but if these expenses were included in Division R&D spend, the total would come to €1,849 million, representing 4.5% of Division sales.

The process of renewing and broadening the model lineup is intended to develop vehicles with enhanced brand image and customer appeal.

R&D budgets have been increased over the past three years and are now high enough to develop the 25 body stylings planned for the period 2001-2004, while accelerating research and innovation programs and consolidating the Group's areas of technical excellence.

Research and development spending in the Automotive Equipment business rose by 15.4% to €255 million (representing 2.7% of Division sales) from €221 million (3.8% of sales) in 2000. The sharp increase was driven by major orders placed with Faurecia from carmakers, who are increasingly outsourcing the development of new products and new integrated modules to suppliers, and by the first-time consolidation of Sommer Allibert, which contributed €52 million to the R&D budget.





CREATIVITY AND NEW CONCEPTS

Aware of the critical role innovation plays in manufacturing and of the challenge it represents for carmakers,
PSA Peugeot Citroën is assertively committed to developing creative solutions for customers. That's why it has introduced and continuously enhanced a process that structures the mechanisms of innovation without stifling the emergence of new ideas and inventions.
At the same time, project cycle times are being shortened and their efficiency improved with computer-aided design and development tools. State-of-the-art virtual reality visualization and simulation systems are enabling researchers to design technical solutions much earlier in the process, so as to anticipate their impact and orient strategic choices.

In 2001, the Group expanded its virtual reality resources with new technologies like the Holobench, an immersive, interactive projection system that uses holographs and stereo glasses to enable users to see and move around a three-dimensional object, such as a car part or an entire vehicle. The Group has also installed a Cave Automatic Virtual Environment (CAVE™), a room-sized cube with screens on each of its six faces providing a total immersion experience. A navigation system enhances its interactive features, while stereo glasses give users the illusion of spatial perception, so that they feel they are seeing and moving about in a real environment. The CAVE™ is big enough to accommodate a number of people, thereby facilitating interaction and teamwork, and can provide both inside and outside views of vehicles or components.

To visualize and evaluate a forthcoming model in a real environment as far upstream as possible, PSA Peugeot Citroën has developed advanced Virtual In Reality (VIR) technology that projects images of vehicles into real settings. In this way, cars of the future can be seen on city streets several years before they are actually produced and marketed.

Concept cars are another invaluable tool for developing ideas. Examples like the Peugeot 307 Cameleo push through the envelope of conventional automotive design standards to offer innovative vehicle architectures that resonate with 21st century customers.

Presented at the Frankfurt Auto Show in September 2001, the Citroën C-Crosser concept car is clearly a precursor of a future model. It offers not only breakaway styling but also remarkable cross-functionality and outstanding features, plus an astonishing new Drive-By-Wire technology that electronically controls all of the car's mechanical functions.
In addition to its architectural benefits, this technology enhances the driving experience with improved ergonomics, thanks to innovative interfaces that adapt to driver





needs. It also reinforces both active safety systems by assisting drivers in difficult maneuvers and passive systems by eliminating certain mechanical parts that could cause injury in accidents.

Through these concept cars, PSA Peugeot Citroën has reaffirmed its commitment to delivering innovative ideas that anticipate the needs of future vehicles.

Practical applications of these ideas can be seen in the varied lineup of Peugeot and Citroën models and in the new stylings developed for the next generation of vehicles.

ENVIRONMENTAL PROTECTION AND AIR QUALITY

PSA Peugeot Citroën has long been dedicated to protecting human health and the natural environment. In recent years, research programs have focused on developing innovative and efficient technological solutions like the HDI and HPi engines and the particle filter.
However, technological advances indicate that other major steps will be taken in the near future. For example, research has made it possible to make a number of strategic decisions regarding future gasoline engines. The Group is planning to combine homogeneous mixture direct injection with supercharging, then use a lean fuel mix. Electromechanical valves also offer opportunities to fine tune fuel injection and to design variable engine architectures. Engine performance is then adjusted to the driver's immediate needs, guaranteeing optimal output and lower emissions.

To improve air quality, PSA Peugeot Citroën is also working to develop hybrid vehicles that combine the advantages of electric and fuel-burning energy sources. Research programs have identified three types of hybrid vehicles.

- The Stop and Start family of vehicles, which cut the engine whenever the car stops. By eliminating the idling phase, this solution lowers fuel consumption and emissions, and since the engine shuts down only if a number of criteria are met, it does not endanger safety or inconvenience the driver.
Another advantage is that engine noise is eliminated during shutdown.

- The Mild Hybrid family optimizes cost effectiveness by equipping vehicles with an integrated generator-starter. At a price that compares favorably with conventional solutions, the electric system provides engines with extra power, Stop and Start capability, and anti-stall protection that significantly enhances their environmental performance.



◦ The Zero Emission Vehicle (ZEV) family optimizes powertrain output by offering a choice of systems, either fully electric or a hybrid with each motor taking over when needed. Eventually, ZEVs may be the only vehicles allowed in downtown areas in the event of access restrictions.

Given their many advantages, the Group also believes that fuel cells will play a major role in the automobile of the future, but the technology is still in the development phase. Before fuel cells can be introduced on a wide scale, their cost, bulk and weight must be reduced by a factor of five.
PSA Peugeot Citroën is actively working with a large number of partners to develop hydrogen as a fuel of the future. It believes that the initial applications will emerge between 2005 and 2010, in electric-powered commercial vehicles with small onboard hydrogen fuel cells used to back up the battery-driven powertrain. This approach is illustrated by the Peugeot Partner Taxi Pac demonstrator. By 2010 to 2020, the Group expects to introduce vehicles using fuel cells as their primary energy source, powered by hydrogen produced onboard in a bioethanol or syngas reformer. Further out, after 2020, the Group foresees the development of hydrogen fuel that will make it possible to offer long-range electric vehicles, as illustrated by the Hydro-Gen demonstrator.

In 1998, PSA Peugeot Citroën initiated a strategy of integrating OEMs earlier in the new model development cycle. This has led to the implementation of supplier innovation programs, the first of which was signed with Delphi Automotive Systems at the 1999 Frankfurt Auto Show. These agreements are designed to clarify and streamline supplier relationships by establishing legal frameworks and flexible, efficient, project-oriented working methods, with the goal of delivering results in the shortest possible time. In November 2001, the project's first tangible application was unveiled, a Peugeot 206 environmental demonstrator, featuring a number of eco-friendly technologies that have been compacted for installation in a mass-produced vehicle.



SAFETY AND TELEMATICS

Technological innovation programs also focus on enhancing vehicle safety.
PSA Peugeot Citroën is committed to producing vehicles that perform optimally throughout their lifetime and provide passengers maximum protection in accidents. The Group has identified three levels of safety:

• Accident avoidance. In line with this objective, night vision systems have been developed to improve driver awareness and ride management systems to make vehicles easier to control. The Group is also planning to introduce vehicles equipped with braking systems that use hydraulics for front wheels and electromechanical brakes for rear wheels. This innovation, illustrated on the Citroën Picasso EMB (Electro-Mechanical Brake) will eliminate the usual mechanical connections, fluids and hoses, and significantly improve the braking experience with more gradual pedal pressure. Lastly, trajectory tracking solutions are being developed that alert drivers when a vehicle is positioned incorrectly on the road or drifting due to lack of driver attention. The technology also offers the advantage of using existing lane markings and therefore does not require special road installations or infrastructure upgrades.

• Crash protection, which involves absorbing impact shocks and protecting passengers in the event of an accident. The Group has focused on optimizing the shock-absorbing capability of body structures and on developing equipment and components that crumple on impact, thereby reducing the risk of passenger injury.

• Post-collision assistance. If the driver does not respond in a given length of time, for example, the vehicle will be able to automatically contact emergency services. The same system can also be used to call for assistance in case of a breakdown. In 2002, these safety services, including emergency and assistance calling using mobile phone networks and GPS, will be featured on a number of Peugeot and Citroën models.

PSA PEUGEOT CITROËN GROUP PSA PEUGEOT CITROËN GROUP PSA PEUGEOT



Since 1976, Peugeot S.A. has been governed by a two-tier management structure, comprising a Supervisory Board and a Managing Board, as authorized by the French Commercial Code.

The **Supervisory Board** met five times in 2001, mainly to review budgets, the Group's business performance and results, and important strategic developments.

In 1998, the Supervisory Board set up a Strategy Committee and a Compensation Committee.

The **Strategy Committee** has five members: Pierre Peugeot (Chairman), Jean Boillot, François Michelin, Jean-Paul Parayre and Ernest-Antoine Seillière de Laborde. It is responsible for developing in-depth understanding of the Group's strategic issues and presenting recommendations. It met four times in 2001.

The **Compensation Committee** has three members: Pierre Peugeot (Chairman), François Michelin and Ernest-Antoine Seillière de Laborde. It is responsible for preparing Supervisory Board decisions concerning compensation for corporate officers and the granting of stock options to members of the Managing Board. It met once in 2001.

The Peugeot S.A. **Managing Board** has three members: Jean-Martin Folz, Chairman, Frédéric Saint-Geours, Chief Executive Officer of Automobiles Peugeot, and Claude Satinet, Chief Executive Officer of Automobiles Citroën.

The **Executive Committee** is responsible for the executive management of the PSA Peugeot Citroën Group. At January 1, 2002, the Executive Committee was made up of the three members of the Managing Board, plus Yann Delabrière (Finance, Control and Performance),
Jean-Marc Nicolle (Group Strategy and Products) Robert Peugeot (Innovation and Quality), Jean-Louis Silvant (Platforms, Technical Affairs and Purchasing),
Roland Vardanega (Manufacturing and Components) and Jean-Luc Vergne (Employee Relations and Human Resources).
The Executive Committee is supported by a Senior Management team, whose four members report directly to the Chairman of the Managing Board. The Executive Committee and the Senior Management team meet on a weekly basis to discuss issues concerning the day-to-day management of the Group and the Automobile Division. Specific committees have been set up for each of the other businesses. These committees meet once a month to discuss issues related to the management of the business concerned.

The day-to-day management of the Group is the responsibility of the **Vice Presidents Committee** made up of senior line executives. As of March 1, 2002, the Vice Presidents Committee comprised 52 senior executives, as well as the members of the Executive Committee and the Senior Management team. It meets on a monthly basis.

The compensation paid to members of the Executive Committee, the Senior Management team and the Vice Presidents Committee is determined on a similar basis to that of all Group managers. It includes both a fixed salary and a variable bonus, based on the achievement of personal objectives and the Group's operating margin target for the year. The operating margin target corresponds to the figure publicly announced at the beginning of each year. The target was €2.6 billion for 2001 and has been set at €2.9 billion for 2002.

Compensation awarded to individual members of the Supervisory Board and the Managing Board is disclosed in the Legal and Financial Documents. Aggregate compensation awarded to the members of the Executive Committee and the Senior Management team for 2001 amounted to €6.7 million, of which the variable portion accounted for 34%. The variable compensation awarded to members of the Vice Presidents Committee amounted to 20% of the total.

In 1999, 2000 and 2001, the members of the Executive Committee, the Senior Management team and the Vice Presidents Committee were granted options to purchase existing Peugeot S.A. stock, in accordance with the general principles underlying the three plans.
As of December 31, 2001, members of the Executive Committee and the Senior Management team held 711,600 of the 1,970,700 options outstanding at that date.

Details of stock options granted in 2001 to members of the Managing Board and to the eleven employees other than corporate officers receiving the largest number of stock options are presented in the Legal and Financial Documents.



PSA PEUGEOT CITROËN GROUP PSA PEUGEOT CITROËN GROUP PSA PEUGEOT



307s

THE PEUGEOT S.A. SHARE

In 2001, the Peugeot S.A. share turned in the second best performance among the forty biggest stocks listed on the Euronext Paris market. During a year that saw wide market volatility, especially after September, the share gained 18.25%, rising to €47.75 on December 28, 2001 from €40.38 on December 29, 2000. This compared with a 21.97% drop in the benchmark CAC 40 index and a 0.72% decline in the Dow Jones Euro Stoxx Auto index.

MONTHLY HIGH AND LOW PRICES OF THE PEUGEOT S.A. SHARE OVER FIVE YEARS

(in euros)


56
54
52
50
48
46
44
42
40
38
36
34
32
30
28
26
24
22
20
18
16
14
12
10
J M M J S N J M M J S N J M M J S N J M M J S N J M M J S N J F
1997
1998
1999
2000
2001
2002
High
Low

Source: Euronext

2001 PRICE PERFORMANCE OF THE PEUGEOT S.A. SHARE VERSUS THE CAC 40 INDEX

(in euros)


58
56
54
52
50
48
46
44
42
40
38
36
34
32
30
28
26
J F M A M J J A S O N D J F
2001
2002
Peugeot S.A. share
CAC 40 index

Source: Euronext

ROËN GROUP



BUYBACK AND CANCELLATION OF SHARES

The share buyback program launched in 1999 was actively pursued in 2001, when a net total of 10,424,509 Peugeot S.A. shares were bought back, at an average price of €46.40, under authorizations granted at the Annual Stockholders' Meetings on May 24, 2000 (eighth resolution) and May 16, 2001 (seventh resolution).

Under the authorization granted at the Annual Stockholders' Meeting on May 16, 2001 (ninth resolution), 23,450,000 shares, representing 8.3% of shares outstanding at that date, were cancelled as of November 23, 2001. The cancellation followed the similar cancellation of 9.3% of outstanding shares in November 1999 and the buyback and immediate cancellation of 2,380,632 2% 1994-2001 convertible debentures.

SHARE DATA

All figures adjusted for the six-for-one stock split on July 2, 2001

Share data (as at December 31)	1997	1998	1999	2000	2001
Shares outstanding	300,664,968	300,687,600	272,946,048	278,223,630	259,109,146
Market capitalization (in billions of euros)	5.8	6.6	10.3	11.2	12.4
Share price (in euros)	19.28	21.98	37.57	40.38	47.75
Convertible bonds outstanding	3,999,998	3,999,996	3,993,508	747,329	0
Earnings per share (in euros)					
Consolidated stockholders' equity per share	26.83	28.33	30.50	33.67	39.68
Consolidated net income (loss) per share	(1.40)	1.61	2.56	5.02	6.42

Source: Euronext and PSA Peugeot Citroën

OWNERSHIP STRUCTURE

Under the authorization granted at the Annual Stockholders' Meeting on May 16, 2001 (eighth resolution), the par value of Peugeot S.A. shares was reduced from €6.00 to €1.00 on July 2, 2001. The split has made it easier to assess the share's performance in relation to its peers and has widened its market, which had been reduced somewhat by the cancellation of shares in 1999 and 2000. For comparative purposes, prior-year shares outstanding and earnings per share data presented in this Annual Report have been restated for the split.

Of the 747,329 1994 convertible debentures maturing on January 2, 2001 and remaining outstanding in the first quarter, 24,743 were redeemed and 722,586 were converted on the basis of six shares per debenture, leading to the creation of 4,335,516 new shares of Peugeot S.A. common stock.

Taking into account the shares issued on conversion of the convertible debentures and the cancellation of repurchased shares, the Company's capital stock amounted to €259,109,146 at December 31, 2001, represented by 259,109,146 shares with a par value of €1.00 each.

At December 31, 2001, the Company held 2,994,287 of its shares in treasury, of which 1,940,100 were allocated to stock option plans.

The interests held by the main stockholders identified by the Company are presented in the "Ownership Structure" table in the section entitled "Information About the Company's Capital".

In addition to the impact of the share cancellations on the percentage of voting rights held by each stockholder, these interests changed as followed in 2001:

- At December 31, 2001, the Michelin Group held 1.09% of outstanding Peugeot S.A. shares, corresponding to 1.71% of the voting rights, versus 3.45% of the shares and 5.40% of the voting rights the year before.

- The Lafarge Group sold all of its interest during the year, corresponding to 1.90% of outstanding shares and 2.98% of the voting rights held at December 31, 2000.

In addition, on November 14, 2001 Peugeot S.A. and Société Génerale rescinded clauses in their agreement giving each party the right of first refusal in the event of the sale of their shares held by the other party.

The bylaws of Peugeot S.A. stipulate that any stockholder that acquires or raises its interest to 2% of the Company's capital or raises or reduces its interest by any multiple of 1% in excess of the 2% threshold is required to notify the Company.

STOCKHOLDER STRUCTURE (AT DECEMBER 31, 2001)


Peugeot family 26.46%
Michelin Group 1.09%
Other 64.04%
Société Générale Group 3.13%
Caisse des Dépôts Group 3.06%
Treasury stock 1.16%
Employee mutual fund 1.06%

VOTING RIGHTS STRUCTURE (AT DECEMBER 31, 2001)


Peugeot family 39.52%
Other 51.32%
Michelin Group 1.71%
Société Générale Group 4.22%
Caisse des Dépôts Group 2.40%
Employee mutual fund 0.83%

ANNUAL STOCKHOLDERS' MEETING OF MAY 15, 2002

Income appropriation

In light of the Group's 2001 earnings performance and the favorable outlook for the coming years, the Managing Board has again recommended an increase in the dividend to €1.15 per share from €0.83 for 2000. Including the tax credit, the 2001 amount represents total revenue of €1.73.

Based on the number of shares outstanding at December 31, the 2001 dividend will total €298 million, for a payout ratio of 17.6% of consolidated net income.

Dividends paid in the last three years were as follows (restated for the six-for-one stock split):

	1998	1999	2000
Number of shares carrying dividend rights	300,715,920	273,056,760	282,559,146
Dividend before tax credit	€0.25	€0.45	€0.83
Tax credit	€0.13	€0.23	€0.42
Total revenue per share	€0.38	€0.68	€1.25

Financial authorizations

At the Annual Stockholders' Meeting, the Managing Board will seek three financial authorizations.

The first concerns an authorization to buy up to 25,000,000 Peugeot S.A. shares on the open market. As was the case with the 1999, 2000 and 2001 programs, the share buyback program forms part of the Group's strategic commitment to developing its business and enhancing its profitability. The Group intends to use 61the authorization to take advantage of price opportunities to buy back shares, within the specified limits and while maintaining control over its net financial position. The shares bought back under the authorization may also be used to grant stock options to Group officers and executives, to stabilize the share price and, if appropriate, for issue on the conversion, redemption or exercise of share equivalents. The authorization also allows the Group to sell Peugeot S.A. shares.

The second authorization concerns the renewal, until the next Annual Stockholders' Meeting, of the possibility of issuing new shares while a public offer to acquire or exchange the Company's shares is in progress.

The third authorization concerns the renewal, until July 31, 2004, of the possibility of the Managing Board to grant employees, executives or officers of the Company or its subsidiaries options to purchase existing shares of Peugeot S.A. that the Company holds in treasury.
The number of shares to be purchased upon exercise of the options may not exceed 2,000,000 and the option exercise period may not exceed eight years.

Directors' fees

The Annual Stockholders' Meeting of June 27, 1990 set the annual amount of directors' fees at FRF 1,170,000. Following the appointment of an additional Advisor to the Supervisory Board, stockholders are requested to increase the amount of directors' fees paid to Supervisory Board members and Advisors to €192,500 per year.

FINANCIAL INFORMATION

PSA Peugeot Citroën is committed to providing full and regular information to all individual and institutional stockholders, in France and abroad.

All stockholders have access to the following sources of information:
- The annual report, available in both French and English.
- The Annual Stockholders' Meeting, held this year on May 15, 2002.
- Legal announcements published in the Bulletin des Annonces Légales Obligatoires (BALO).
- The stockholders' newsletter published three times a year, in French.
- Press releases and financial notices.
- The corporate website: www.psa.fr

Stockholders wishing to receive financial information on a regular basis may register at Company headquarters:

Peugeot S.A.
Investor Relations
75 avenue de la Grande Armée
75116 Paris - France
Phone: +33 (1) 40 66 37 60
Fax: +33 (1) 40 66 51 99
E-mail: communication.financiere@mpsa.com

Head of Investor Relations: Valérie Magloire

INVESTOR CALENDAR

April 24, 2002
First-quarter sales released

May 15, 2002
Annual Stockholders' Meeting

May 22, 2002
2001 dividend paid

July 24, 2002
Interim sales and earnings released

October 22, 2002
Nine-month sales released

PSA PEUGEOT CITROËN GROUP


206 CC


HDi



PASSENGER CAR REGISTRATIONS IN EUROPE BY COUNTRY

	2001	2000	1999
France	**2,254,700**	2,133,900	2,148,400
Austria	**293,900**	309,400	314,200
Belgium-Luxemburg	**531,500**	557,100	530,100
Denmark	**96,100**	112,700	143,700
Finland	**109,400**	134,600	136,300
Germany	**3,341,700**	3,378,300	3,802,200
Greece	**280,200**	290,200	261,700
Ireland	**164,800**	230,800	174,200
Italy	**2,425,300**	2,423,100	2,338,500
Netherlands	**530,300**	597,600	611,500
Norway	**91,900**	97,400	101,300
Portugal	**248,600**	257,900	272,900
Spain	**1,436,900**	1,381,300	1,406,200
Sweden	**246,600**	290,500	295,300
Switzerland	**318,900**	316,500	316,900
United Kingdom	**2,458,800**	2,221,700	2,197,600
Total Western Europe (17 countries)	14,829,600	14,733,000	15,051,000

Source: C.C.F.A.

LIGHT COMMERCIAL VEHICLE REGISTRATIONS IN EUROPE BY COUNTRY

	2001	2000	1999
France	**433,900**	415,000	375,400
Austria	**24,100**	27,200	25,100
Belgium-Luxemburg	**64,400**	57,200	61,300
Denmark	**31,400**	33,100	33,000
Finland	**14,700**	15,100	16,400
Germany	**206,000**	212,300	218,000
Greece	**20,500**	23,000	21,600
Ireland	**38,700**	41,500	33,900
Italy	**208,100**	225,500	190,900
Netherlands	**84,200**	96,600	99,400
Norway	**33,800**	31,600	29,200
Portugal	**105,600**	152,800	127,200
Spain	**287,800**	299,200	309,600
Sweden	**28,800**	31,800	28,400
Switzerland	**25,900**	24,100	21,700
United Kingdom	**259,800**	245,200	237,800
Total Western Europe (17 countries)	1,867,700	1,931,200	1,828,900

Source : C.C.F.A.



CITROËN
C5


PASSENGER CAR AND LIGHT COMMERCIAL VEHICLE REGISTRATIONS IN EUROPE BY MANUFACTURER

	2001		2000		1999	
	Units	Market share (%)	Units	Market share (%)	Units	Market share (%)
Peugeot Marque	1,444,600	8.7	1,318,900	7.9	1,264,800	7.5
Citroën Marque	1,060,700	6.3	959,600	5.8	875,600	5.2
PSA Peugeot Citroën	2,505,300	15.0	2,278,500	13.7	2,140,400	12.7
Volkswagen Group	2,968,200	17.8	2,956,400	17.7	3,034,500	18.0
Ford Group	1,862,600	11.2	1,795,900	10.8	1,975,900	11.7
Renault	1,861,400	11.2	1,830,300	11.0	1,909,500	11.3
General Motors Group	1,686,800	10.1	1,683,300	10.1	1,819,600	10.8
Fiat Group	1,682,500	10.1	1,737,000	10.4	1,658,100	9.8
Daimler-Chrysler	1,122,300	6.7	1,085,100	6.5	1,014,900	6.0
Toyota Group	635,200	3.8	645,700	3.9	601,800	3.6
BMW	548,500	3.3	499,900	3.0	485,300	2.9
Japanese Marques	1,131,700	6.8	1,309,300	7.9	1,402,600	8.3
Korean Marques	448,500	2.7	558,600	3.4	525,700	3.1
Other Marques	244,300	1.5	284,100	1.7	311,600	1.9

Source: C.C.F.A.

PSA PEUGEOT CITROËN GROUP - PASSENGER CAR AND LIGHT COMMERCIAL VEHICLE REGISTRATIONS IN EUROPE BY COUNTRY

	2001		2000		1999	
	Units	Market share (%)	Units	Market share (%)	Units	Market share (%)
France	913,400	34.0	811,100	31.8	763,800	30.3
Austria	25,800	8.1	23,400	7.0	22,400	6.6
Belgium-Luxemburg	121,300	20.4	111,400	18.1	99,900	16.9
Denmark	31,300	24.5	28,100	19.3	31,000	17.5
Finland	13,900	11.2	14,000	9.3	14,300	9.4
Germany	171,300	4.8	162,200	4.5	161,400	4.0
Greece	38,200	12.7	39,000	12.5	34,100	12.0
Ireland	17,500	8.6	21,000	7.7	16,200	7.8
Italy	210,700	8.0	194,300	7.4	173,100	6.9
Netherlands	83,600	13.6	79,400	11.4	76,400	10.8
Norway	14,800	11.8	11,200	8.7	10,200	7.8
Portugal	59,700	16.8	60,300	14.7	53,800	13.4
Spain	382,600	22.2	374,900	22.3	367,000	21.4
Sweden	20,700	7.5	16,100	5.0	12,100	3.7
Switzerland	28,700	8.3	27,000	7.9	24,500	7.2
United Kingdom	371,800	13.7	305,100	12.4	280,200	11.5
Total Western Europe (17 countries)	2,505,300	15.0	2,278,500	13.7	2,140,400	12.7

PEUGEOT MARQUE - PASSENGER CAR AND LIGHT COMMERCIAL VEHICLE REGISTRATIONS IN EUROPE

	2001		2000		1999	
	Units	**Market share (%)**	Units	Market share (%)	Units	Market share (%)
France	**543,400**	**20.2**	472,500	18.5	459,100	18.2
Austria	**17,300**	**5.5**	14,800	4.4	14,800	4.4
Belgium-Luxemburg	**62,700**	**10.5**	61,800	10.1	55,700	9.4
Denmark	**18,500**	**14.5**	17,200	11.8	19,300	10.9
Finland	**7,800**	**6.3**	8,600	5.7	8,700	5.7
Germany	**106,200**	**3.0**	106,200	3.0	109,900	2.7
Greece	**18,100**	**6.0**	17,500	5.6	14,300	5.0
Ireland	**10,400**	**5.1**	12,500	4.6	10,200	4.9
Italy	**127,500**	**4.8**	112,200	4.2	102,300	4.1
Netherlands	**55,400**	**9.0**	52,800	7.6	51,500	7.3
Norway	**10,200**	**8.1**	7,500	5.9	6,700	5.2
Portugal	**32,500**	**9.2**	34,400	8.4	30,200	7.5
Spain	**182,200**	**10.6**	169,000	10.1	165,300	9.6
Sweden	**13,100**	**4.8**	11,400	3.5	7,000	2.2
Switzerland	**18,700**	**5.4**	18,300	5.4	16,400	4.9
United Kingdom	**220,600**	**8.1**	202,200	8.2	193,400	7.9
Total Western Europe (17 countries)	1,444,600	8.7	1,318,900	7.9	1,264,800	7.5

CITROËN MARQUE - PASSENGER CAR AND LIGHT COMMERCIAL VEHICLE REGISTRATIONS IN EUROPE

	2001		2000		1999	
	Units	**Market share (%)**	Units	Market share (%)	Units	Market share (%)
France	**370,000**	**13.8**	338,600	13.3	304,700	12.1
Austria	**8,500**	**2.7**	8,700	2.6	7,700	2.3
Belgium-Luxemburg	**58,500**	**9.8**	49,600	8.1	44,200	7.5
Denmark	**12,800**	**10.0**	10,900	7.5	11,600	6.6
Finland	**6,000**	**4.9**	5,400	3.6	5,700	3.7
Germany	**65,200**	**1.8**	55,900	1.6	51,600	1.3
Greece	**20,100**	**6.7**	21,600	6.9	19,800	7.0
Ireland	**7,100**	**3.5**	8,500	3.1	6,000	2.9
Italy	**83,200**	**3.2**	82,100	3.1	70,800	2.8
Netherlands	**28,300**	**4.6**	26,600	3.8	24,900	3.5
Norway	**4,700**	**3.7**	3,600	2.8	3,400	2.6
Portugal	**27,100**	**7.7**	25,800	6.3	23,600	5.9
Spain	**200,400**	**11.6**	205,900	12.3	201,700	11.8
Sweden	**7,600**	**2.8**	4,700	1.5	5,000	1.6
Switzerland	**9,900**	**2.9**	8,700	2.6	8,100	2.4
United Kingdom	**151,300**	**5.6**	103,000	4.2	86,800	3.4
Total Western Europe (17 countries)	1,060,700	6.3	959,600	5.8	875,600	5.2

PSA PEUGEOT CITROËN GROUP - PRODUCTION BY MODEL

(passenger cars and light commercial vehicles)	2001	2000	1999
PEUGEOT MARQUE			
106	**112,400**	137,500	136,200
205	-	-	2,400
206	**820,100**	737,400	570,800
306	**124,900**	278,300	316,200
307	**308,200**	500	-
405	**80,000**	57,400	14,200
406	**192,100**	259,500	251,200
504/Paykan	**4,900**	5,800	8,800
505	-	-	500
605	-	-	2,300
607	**37,800**	23,500	500
806	**20,000**	22,400	22,300
Expert	**32,300**	29,500	27,500
Partner	**130,000**	110,600	94,300
J9	-	3,000	7,200
Boxer	**43,600**	44,400	42,400
TOTAL	**1,906,300**	1,709,800	1,496,800
(of which diesel-powered versions)	**(852,000)**	(767,700)	(655,600)
(of which passenger cars)	**(1,720,100)**	(1,528,900)	(1,328,700)
(of which commercial vehicles)	**(186,200)**	(180,900)	(168,100)
CITROËN MARQUE			
Saxo	**242,800**	289,300	283,400
C3	**300**	-	-
ZX	**52,900**	53,900	40,600
Xsara	**459,600**	453,700	305,200
C5	**157,100**	800	-
Xantia	**26,300**	79,600	121,400
XM	-	2,400	7,000
Synergie	**17,500**	17,500	18,700
Dispach	**26,700**	24,100	24,300
C15	**34,600**	40,100	37,700
Berlingo	**170,400**	168,400	131,400
Relay	**41,800**	37,800	29,500
TOTAL	**1,230,000**	1,167,600	999,200
(of which diesel-powered versions)	**(689,300)**	(637,100)	(520,100)
(of which passenger cars)	**(1,037,600)**	(981,300)	(846,000)
(of which commercial vehicles)	**(192,400)**	(186,300)	(153,200)
TOTAL PSA PEUGEOT CITROËN	**3,136,300**	2,877,400	2,496,000
(of which diesel-powered versions)	**(1,541,300)**	(1,404,800)	(1,175,700)
(of which passenger cars)	**(2,757,700)**	(2,510,200)	(2,174,700)
(of which commercial vehicles)	**(378,600)**	(367,200)	(321,300)

PSA PEUGEOT CITROËN GROUP - WORLDWIDE SALES

(passenger cars and light commercial vehicles)	2001	2000	1999
WESTERN EUROPE			
France:			
Peugeot	**550,500**	486,400	460,800
Citroën	**364,700**	346,400	310,500
PSA Peugeot Citroën	**915,200**	832,800	771,300
Other Western European countries:			
Peugeot	**934,500**	863,600	812,100
Citroën	**695,800**	639,900	574,100
PSA Peugeot Citroën	**1,630,300**	1,503,500	1,386,200
TOTAL WESTERN EUROPE			
Peugeot	**1,485,000**	1,350,000	1,272,900
Citroën	**1,060,500**	986,300	884,600
PSA Peugeot Citroën	**2,545,500**	2,336,300	2,157,500
REST OF THE WORLD			
Central Europe and Turkey:			
Peugeot	**89,700**	92,800	68,500
Citroën	**45,400**	51,100	36,400
PSA Peugeot Citroën	**135,100**	143,900	104,900
Africa:			
Peugeot	**53,000**	37,700	32,400
Citroën	**18,500**	13,000	10,600
PSA Peugeot Citroën	**71,500**	50,700	43,000
The Americas:			
Peugeot	**89,200**	86,200	76,700
Citroën	**29,800**	20,100	20,100
PSA Peugeot Citroën	**119,000**	106,300	96,800
Asia-Pacific:			
Peugeot	**156,800**	83,500	36,600
Citroën	**76,500**	68,300	52,500
PSA Peugeot Citroën	**233,300**	151,800	89,100
Other:			
Peugeot	**25,500**	23,600	24,600
Citroën	**2,900**	3,100	2,700
PSA Peugeot Citroën	**28,400**	26,700	27,300
TOTAL SALES, REST OF THE WORLD			
Peugeot	**414,200**	323,800	238,800
Citroën	**173,100**	155,600	122,300
PSA Peugeot Citroën	**587,300**	479,400	361,100
TOTAL WORLDWIDE SALES			
Peugeot	**1,899,200**	1,673,800	1,511,700
Citroën	**1,233,600**	1,141,900	1,006,900
PSA Peugeot Citroën	**3,132,800**	2,815,700	2,518,600

WORKFORCE

	2001	2000
AUTOMOBILE DIVISION	**129,700**	127,600
Of which:		
France	**95,000**	93,300
Other countries	**34,700**	34,300
AUTOMOTIVE EQUIPMENT	**49,700**	31,900
TRANSPORTATION AND LOGISTICS	**7,700**	7,500
FINANCE COMPANIES	**2,100**	2,000
OTHER BUSINESSES	**3,300**	3,400
TOTAL PSA PEUGEOT CITROËN	**192,500**	172,400
Of which:		
France	**123,700**	117,900
Other countries	**68,800**	54,500

MANUFACTURING FACILITIES

Assembly plant	Models produced as of January 1, 2002	2001 Output
MANUFACTURING CENTERS		
Aulnay (France)	Saxo, 106, C3	355,100
Madrid (Spain)	Xsara	151,000
Mangualde (Portugal)	Citroën Berlingo, Peugeot Partner	50,100
Mulhouse (France)	206, 206 CC, 307	455,300
Palomar (Argentina)	206, Citroën Berlingo, Peugeot Partner	45,500
Poissy (France)	206	318,200
Porto Real (Brazil)	206, Xsara Picasso	18,100
Rennes (France)	Xsara, C5	315,600
Ryton (United Kingdom)	206	190,200
Sochaux (France)	307,406, 607	383,100
Vigo (Spain)	Xsara Picasso, C15, Citroën Berlingo, Peugeot Partner	488,100
MECHANICAL COMPONENT PLANTS AND FOUNDRIES		
Asnières (France)	Free-cutting, hydraulic systems	-
Caen (France)	Wheels, axles suspension systems, transmissions	-
Charleville (France)	Aluminium and iron castings	-
Melun-Sénart (France)	Replacement parts	
Metz-Borny (France)	Gear boxes	1,586,500
Saint-Ouen (France)	Stamping	-
Sept-Fons (France)	Iron castings	-
Trémery (France)	EW gasoline engines and DW diesel engines	1,753,000
Valenciennes (France)	Gear boxes	1,303,200
Vesoul (France)	CKD shipments, replacement parts	
Villers-La-Montagne (France)	Aluminium castings	

JOINT PLANTS WITH OTHER MANUFACTURERS

(AS AT DECEMBER 31, 2001)

Facility	**Production**	***Annual output***
FRANCE		
FRANÇAISE DE MECANIQUE		
50% Peugeot Citroën Automobiles	IRON CASTINGS	
50% Renault	ENGINES: *TU + TUF + TUD	1,220,900
	*DJ	29,300
	*DV	31,400
	*D (RENAULT)	474,800
	*ES	37,500
SEVELNORD	Peugeot 806	Total output:
50% Peugeot Citroën Automobiles	Peugeot Expert	144,600
50% Fiat	Citroën Synergie	
	Citroën Dispatch	
	Fiat Ulysse	
	Fiat Scudo	
	Lancia Zeta	
OTHER COUNTRIES		
SOCIETA EUROPEA VEICOLI LEGGERI - (ITALY)	Peugeot Boxer	Total output:
50% Peugeot Citroën Automobiles	Citroën Relay	189,200
50% Fiat	Fiat Ducato	


PEUGEOT CITROËN AUTOMOBILE S.A.
85.23%
AUTOMOBILES CITROËN
7.10%
7.65%
AUTOMOBILES PEUGEOT
100%
FRANCE
RENAULT
50%
50%
FRANÇAISE DE MECANIQUE
99.96%
PEUGEOT CITROËN SOCHAUX S.N.C.
99.96%
PEUGEOT CITROËN RENNES S.N.C.
29 SALES COMPANIES
80%
20%
SOCIETE DE TRANSMISSIONS AUTOMATIQUES
100%
SOCIETE MECANIQUE AUTOMOBILE DE L'EST
99.99%
PEUGEOT CITROËN POISSY S.N.C.
99.99%
SOCIETE COMMERCIALE AUTOMOBILE
99.96%
PEUGEOT CITROËN AULNAY S.N.C.
99.96%
PEUGEOT CITROËN MULHOUSE S.N.C.
99.98%
SOCIETE DE DISTRIBUTION ET D'EXPLOITATION D'AUTOMOBILE SODEXA
99.96%
PEUGEOT CITROËN MECANIQUE DE L'EST S.N.C.
99.96%
PEUGEOT CITROËN MECANIQUE DU NORD-OUEST S.N.C.
FIAT S.p.A
50%
50%
SOCIETE EUROPEENNE DE VEHICULES LEGERS DU NORD SEVELNORD
EUROPE
50%
50%
SOCIETA EUROPEA VEICOLI LEGGERI - SEVEL S.p.A. (Italy)
99.62%
PEUGEOT CITROËN AUTOMOVILES ESPAÑA (Spain)
99.99%
PEUGEOT ESPAÑA S.A. (Spain)
99.99%
PEUGEOT MOTOR COMPANY Plc (United Kingdom)
99.99%
PEUGEOT AUTOMOBILI ITALIA S.p.A (Italy)
100%
PEUGEOT NEDERLAND N.V. (Netherlands)
99.99%
PEUGEOT PORTUGAL AUTOMOVEIS S.A. (Portugal)
99.99%
PEUGEOT BELGIQUE LUXEMBOURG S.A. (Belgium)
100%
PEUGEOT DEUTSCHLAND GmbH (Germany)
99.90%
PEUGEOT SUISSE S.A. (Switzerland)
100%
PEUGEOT POLSKA (Poland)
100%
PEUGEOT AUSTRIA GmbH (Austria)
100%
PEUGEOT SLOVENIJA d.o.o. (Slovenia)
100%
PEUGEOT HUNGARIA (Hungary)
100%
PEUGEOT HRVATSKA d.o.o. (Croatia)
100%
PEUGEOT CESKA REPUBLICA (Czech. Rep)
100%
PEUGEOT SLOVAKIA (Slovakia)
OTHER CONTINENTS
99.83%
PEUGEOT CITROËN ARGENTINA S.A. (Argentina)
96.62%
PEUGEOT CHILE (Chile)
91.32%
AUTOMOTORES FRANCO CHILENA S.A. (Chile)
100%
PEUGEOT DO BRASIL AUTOMOVEIS Ltda (Brasil)
100%
PEUGEOT MOTORS OF AMERICA INC. (United States)
50%
50%
PEUGEOT CITROËN DO BRASIL (Brasil)
60%
PEUGEOT AUTOMOTIV PAZARLAMA (Turkey)
100%
PEUGEOT JAPAN (Japan)
13.33%
PEUGEOT AUTOMOBILE NIGERIA Ltd (Nigeria)
90.70%
PEUGEOT ALGERIE (Algeria)
90.08%
PEUGEOT EGYPTE SAE (Egypt)



72.42%
9.92%
BANQUE PSA FINANCE
17.60%
AUTOMOBILES PEUGEOT
15.45%
84.53%
PROCESS CONCEPTION INGENERIE S.A.
100%
CREDIPAR
98%
SOFIRA-SOCIETE DE FINANCEMENT DES RESEAUX AUTOMOBILES
98%
GIE PSA TRESORERIE
100%
SOCIETE DE CONSTRUCTION D'EQUIPEMENTS DE MECANISATIONS ET DE MACHINES - SCEMM
99.99%
SOCIETE DE CONSTRUCTIONS MECANIQUES PANHARD & LEVASSOR
100%
SOCIETE FINANCIERE DE BANQUE - SOFIB
99.97%
PEUGEOT CITROËN MOTEURS
74.98%
PEUGEOT MOTOCYCLES
HONDA MOTOR
25%
100%
PSA WHOLESALE Ltd
(United Kingdom)
100%
PEUGEOT FINANCE INTERNATIONAL N.V.
(Netherlands)
99.92%
PSA INTERNATIONAL S.A.
(Switzerland)
100%
PROCESS CONCEPTION INGENERIE GmbH
(Germany)
50%
PSA FINANCE Plc
(United Kingdom)
100%
PSA FINANCE DEUTSCHLAND GmbH
(Germany)
100%
PSA FINANCIAL HOLDING B.V.
(Netherlands)
100%
PSA FINANCE AUSTRIA BANK A.G.
(Austria)
82.35%
17.65%
PSA FINANCE SUISSE S.A.
(Switzerland)
100%
PSA FINANCE NEDERLAND B.V.
(Netherlands)
97%
PSA GESTAO COMERCIO E ALUGUER DE VEICULOS
(Portugal)
57.69%
42.31%
PSA FINANCE BELUX
(Belgium)
99%
PSA FINANCE ITALIA S.p.A.
(Italy)
1%
100%
PSA FINANCE POLSKA
(Poland)
99.98%
BANCO PSA FINANCE BRASIL S.A.
(Brasil)
99.94%
PSA ARRENDAMIENTO MERCANTIL S.A.
(Brasil)
100%
PROCESS CONCEPTION INGENERIE DO BRASIL Ltda
(Brasil)
100%
PROCESS CONCEPTION INGENERIE ARGENTINA S.A.
(Argentina)
Automobile Division: Manufacturing companies
Automobile Division: Sales companies
Transportation and Logistics companies
Finance companies
Other businesses


PEUGEOT S.A.
100%
AUTOMOBILES CITROËN
71.53%
FAURECIA
99.94%
GEFCO
AUTOMOBILES CITROËN
98.40%
CITER
98.43%
CITROËN FELIX FAURE
99.88%
CITROËN CHAMP DE MARS
100%
SOCIETE COMMERCIALE CITROËN
9 SALES COMPANIES
94.82%
CITROËN ITALIA S.p.A. (Italy)
99.38%
AUTOMOVILES CITROËN ESPAÑA (Spain)
99.95%
CITROËN DEUTSCHLAND AG (Germany)
44.16%
CITROËN LUSITANIA S.A. (Portugal)
99.98%
AUTOMOVEIS CITROËN S.A. (Portugal)
99.97%
CITROËN UK Ltd (United Kingdom)
99.75%
CITROËN (SUISSE) S.A. (Switzerland)
99.99%
CITROËN BELUX S.A. - N.V. (Belgium)
100%
CITROËN NEDERLAND B.V. (Netherlands)
100%
CITROËN DANMARK A/S (Denmark)
100%
CITROËN OSTERREICH GmbH (Austria)
100%
CITROËN NORGE A/S. (Norway)
100%
CITROËN SVERIGE AB (Sweden)
100%
CITROËN POLSKA (Poland)
100%
CITROËN HUNGARY (Hungary)
100%
CITROËN SLOVENIJA d.o.o. (Slovenia)
100%
CITROËN HRVATSKA d.o.o. (Croatia)
100%
CITROËN CESKA REPUBLICA (Czech. Rep)
100%
CITROËN SLOVAKIA (Slovakia)
25.01%
DONGFENG CITROËN AUTOMOBILE COMPANY (China)
100%
CITROËN JAPON (Japan)
51%
CITROËN DO BRASIL (Brasil)
100%
GEFCO ITALIA S.p.A (Italy)
100%
GEFCO U.K. Ltd (United Kingdom)
100%
GEFCO DEUTSCHLAND GmbH (Germany)
100%
GEFCO BENELUX S.A. (Belgium)
100%
GEFCO PORTUGAL TRANSITARIOS LIMITADA (Portugal)
100%
GEFCO ESPAÑA S.A. (Spain)
100%
GEFCO POLSKA Sp. z.o.o. (Poland)
100%
GEFCO (SUISSE) S.A. (Switzerland)
GEFCO DO BRASIL Ltda (Brasil)
99.99%
100%
GEFCO PARTICIPACOES Ltda (Brasil)
100%
GEFCO ARGENTINA S.A. (Argentina)
ABBEY NATIONAL (United Kingdom)
50%

Consolidated Financial Statements

Legal Documents

The consolidated financial statements of PSA Peugeot Citroën have been prepared in accordance with the accounting principles and policies described in note 1 to the consolidated financial statements. These principles and policies are consistent with French accounting standard CRC 99-02. They are also consistent with accounting principles generally accepted in the United States of America (US GAAP), except in a limited number of cases. These cases are explained in note 2, which describes the effect on the consolidated financial statements if US GAAP had been fully applied.

Changes in the scope of consolidation in 1999, 2000 and 2001 that had a meaningful impact on the financial statements in those years are described in note 3.

During 2001, Faurecia, the Group's automotive equipment subsidiary, acquired the automotive equipment businesses of Sommer Allibert, a French designer and manufacturer of instrument panels, cockpits, door panels and soundproofing. The transaction was carried out in six stages. The preliminary stage was the purchase by Sommer Allibert's former stockholders of all of the company's non-automotive businesses. Then, on January 3, 2001, Peugeot S.A. acquired SIT, a holding company whose sole assets were a 37.9% interest in Sommer Allibert, representing 52.9% of the voting rights. The investment totaled €470 million, representing a price per Sommer Allibert share of €57.50. On January 4, Faurecia and SIT jointly made a public offer in Paris to purchase all outstanding shares of Sommer Allibert they did not already own at a price of €57.50 per share. At the close of the offer period, on February 20, 2001, SIT and Faurecia jointly held an additional 60.2% interest in Sommer Allibert, acquired at a total cost of €758 million. At the same time as the Sommer Allibert offer, Faurecia made a public offer to acquire all outstanding shares of SAI AG at a price of €15 per share. SAI AG was a 69.3% owned subsidiary of Sommer Allibert that combined most of the company's automotive activities. At the close of the offer period, on March 9, 2001, Faurecia had acquired an additional 27.3% of SAI AG's capital, at a cost of €209 million, raising its total interest in this company to 96.8%. On June 1, 2001, Peugeot S.A. transferred its entire interest in SIT to Faurecia, in exchange for 9,752,049 newly-created Faurecia shares. The transaction had the effect of increasing Peugeot S.A.'s interest in the capital of Faurecia to 71.6%. Lastly, on October 16, 2001, Faurecia made a public buyout offer for the remaining Sommer Allibert shares, followed on October 30 by the compulsory buyout of any shares not tendered to the offer. All of these remaining shares were also acquired at a price of €57.5 per share. The process was completed on October 30, 2001, giving Faurecia control over the entire capital of Sommer Allibert. The Sommer Allibert automotive businesses have been fully consolidated in the financial statements of the PSA Peugeot Citroën Group as from January 1, 2001.

These various transactions represented a total investment of €1,495 million in 2001. Their impact on the Group's consolidated financial statements is discussed below.

In May 2001, Gefco, the Group's Transportation and Logistics division, sold its Transauto Stur subsidiary to the Via Location Group. Transauto Stur is a road transportation company with a fleet of around 900 trucks. This divestment is in line with Gefco's strategy of focusing on high value-added transportation organization and logistics services and outsourcing actual transportation operations.

PSA Peugeot Citroën's operations are organized into four main divisions: automobile manufacturing (its core business), automotive equipment manufacturing, transportation and logistics, and finance companies.

The Automobile Division comprises Peugeot Citroën Automobiles, Automobiles Peugeot, Automobiles Citroën and their subsidiaries. The Automotive Equipment business is made up of Faurecia and its subsidiaries. The Transportation and Logistics business is conducted by Gefco and its subsidiaries. The Finance Companies consist of Banque PSA Finance and its subsidiaries.

Other Group companies include the parent company, Peugeot S.A., and its direct subsidiaries, including Peugeot Motocycles and its subsidiaries, Peugeot Citroën Moteurs, Process Conception Ingénierie and its subsidiaries and Société de Constructions Mécaniques Panhard & Levassor.

Some companies conduct business transactions with companies in other segments. For example:

- The Automotive Equipment companies supply components to the Automobile Division.
- The Transportation companies provide transportation and logistical services to the Automobile Division and the Automotive Equipment business.
- The Finance Companies provide new vehicle and replacement part financing services to Automobile Division dealerships.
- The Automobile Division supplies vehicles to the other businesses.

All these inter-segment transactions are carried out at arm's length terms.

The presentation of the consolidated financial statements has been changed in 2001 to show data for the finance companies separately from that for the manufacturing and sales companies, in view of the significant differences between these two businesses. The comparative consolidated financial statements for 1999 and 2000 have been recalculated on the same basis. The main income statement, cash flow and balance sheet items, showing totals for the Group as a whole, are presented in note 5 to the consolidated financial statements.

1 - Sales

1.1 - Consolidated sales

Consolidated net sales totaled €51,663 million in 2001, up 16.9% on the €44,181 million reported in 2000. The 2001 figure reflects the contribution of the Sommer Allibert automotive businesses, effective from January 1, 2001. Based on comparable scope of consolidation, the year-on-year increase was 11.3%.

The cost of certain sales incentive programs, which was previously included in operating expense, is now deducted from sales to be consistent with the practice adopted by the other major automobile manufacturers worldwide. Excluding the effect of this change of presentation and based on a comparable scope of consolidation, sales rose 13.7% compared with 2000.

In 2000, consolidated net sales were up 16.9% from €37,807 million in 1999. Changes in the scope of consolidation in 1999 that had a material impact on comparative sales included Faurecia's December 30, 1999 acquisition of all outstanding shares in AP Automotive Holding Inc., the third largest US manufacturer of automobile exhaust systems, and Gefco's October 1, 1999 acquisition of a 60% controlling interest in German parcel and overland transportation company KN Elan GmbH. Based on comparable scope of consolidation, sales rose 14.7% in 2000 from 1999.

1.2 - Sales by business - manufacturing and sales companies

(in millions of euros)	**2001**	2000	1999
Automobile Division	**41,524**	37,436	32,733
Automotive Equipment	**9,611**	5,840	4,267
Transportation and Logistics	**2,643**	2,329	1,760
Other businesses	**976**	983	926
Inter-company eliminations	**(4,466)**	(3,610)	(2,946)
Total	**50,288**	42,978	36,740

After eliminating inter-segment transactions, sales by business were as follows:

(in millions of euros)	**2001**	2000	1999
Automobile Division	**41,306**	37,242	32,596
Automotive Equipment	**7,452**	4,279	2,982
Transportation and Logistics	**983**	932	656
Other businesses	**547**	525	506
Total	**50,288**	42,978	36,740

Automobile Division sales totaled €41,524 million in 2001, up 10.9% from 2000. Based on comparable presentation methods, the increase was 13.9%, reflecting the 11.3% rise in Peugeot and Citroën's global sales volume to 3,132,800 vehicles and CKD units. In 2000, sales expanded by 14.4% on 1999, helped by an 11.8% increase in global sales volume to 2,815,700 units.

In Western Europe, new car and light commercial vehicle sales grew by 9% to 2,545,500 units in a market up a mere 0.2%. PSA Peugeot Citroën was Europe's second largest carmaker in 2001, with a market share of 15% versus 13.7% in 2000, and the number one manufacturer of light commercial vehicles. The year's performance was shaped by the successful launches of the Citroën C5 in sedan and station wagon versions and the Peugeot 307, as well as by the sustained sales of the Citroën Picasso and Peugeot 206, especially the 206CC version. In addition, the growing popularity of the common rail high-pressure direct injection (HDI) diesel engine, including the new 1.4-liter engine launched in September 2001, helped lift sales in all model ranges.

Outside Western Europe, sales of Peugeot and Citroën cars and CKD units rose 22.5% to 587,300 units. This healthy increase contrasted sharply with the negative growth observed in many local markets, including Poland, Turkey and Argentina. It was driven by higher unit sales in South America (up 12% to 119,000 units), firm resistance in Central Europe and Turkey (down 6.1% to 135,100 units), and sustained expansion in both China (up 2.3% to 53,200 units) and Iran (up 133% to 106,700 units).

The Automotive Equipment business increased sales by 64.6% to €9,611 million, reflecting the full-year contribution of Sommer Allibert. Comparable sales were up 14.5%, building on a 36.8% gain in 2000 (20.9% on a comparable basis).

Sales by the Transportation and Logistics business rose 13.5% to €2,643 million. Excluding Transauto-Stur, which was sold in May 2001, comparable sales were 14.9% higher. In 2000, sales increased 32.3% or 20.4% on a comparable basis.

Sales by the manufacturing and sales companies broke down by destination of products sold as follows:

(in millions of euros)	**2001**	2000	1999	% change 2001/2000
France	**17,328**	14,512	13,000	19.4
United Kingdom	**6,128**	5,632	4,963	8.8
Germany	**4,928**	3,818	3,382	29.1
Italy	**2,906**	2,760	2,409	5.3
Spain	**5,462**	5,425	4,977	0.7
Rest of Western Europe	**6,642**	5,393	4,702	23.2
Total western Europe	**43,394**	37,540	33,433	15.6
Rest of Europe and Turkey	**1,670**	1,602	1,075	4.2
Latin America	**1,522**	1,268	990	20.0
Rest of World	**3,702**	2,568	1,242	44.2
Total	**50,288**	42,978	36,740	17.0

The growth in sales in Western Europe was attributable to substantial market share gains by the Automobile Division in all major European markets. In the case of France and Germany, sales were also lifted by Faurecia's higher unit sales to European carmakers, as well as by Sommer Allibert's contribution.

The change in presentation of the cost of certain sales incentive programs referred to above primarily impacted Spain and the United Kingdom. Based on a comparable presentation, sales in these two markets grew by 10.3% and 19.7% respectively.

In the rest of the world, the strong rise in Group sales was attributable to significantly higher sales of vehicles and CKD units in China, Iran and Japan. In addition, Faurecia increased its sales in the United States due to the consolidation of Sommer Allibert.

1.3 - Finance Company revenues

Finance Company revenues, mainly comprising interest income from wholesale and retail financing, broke down as follows:

(in millions of euros)	**2001**	2000	1999
From third parties	**1,375**	1,203	1,067
Intercompany	**212**	184	127
Total	**1,587**	1,387	1,194

Revenues rose 14.4% in 2001 following a 16.2% increase in 2000. New retail financing was provided for 801,100 Peugeot and Citroën vehicles in 2001, an increase of 13.9%. In 2000, new retail financing rose 5.5% based on comparable scope of consolidation. Outstanding loans at December 31, 2001 totaled €16,215 million, up 10.5%. In June 2001, Credipar, the French subsidiary of Banque PSA Finance, securitized €1,000 million worth of automobile loans. Consequently, these loans are no longer included in Banque PSA Finance's balance sheet. Excluding the impact of this securitization, outstanding loans at December 31, 2001 were up 17.3% at €17,215 million. At December 31, 2000, outstanding loans came to €14,679 million, up 15.8% on the year-earlier figure.

The bulk of Finance Company revenues is generated in Western Europe. Banque PSA Finance's new subsidiary in Brazil has got off to a good start but does not yet make a significant contribution to total revenues.

1.4 - Quarterly sales

Quarterly sales, adjusted to take account of the change of presentation of the cost of certain sales incentive programs, are as follows:

(in millions of euros)	**2001**	2000	1999	% change 2001/2000
-1st quarter	**12,746**	11,641	9,158	9.5
-2nd quarter	**13,466**	10,849	9,862	24.1
-3rd quarter	**11,917**	10,134	8,809	17.6
-4th quarter	**13,534**	11,557	9,978	17.1
Total	**51,663**	44,181	37,807	16.9

The quarterly trends for 2001 reflect very firm sales growth throughout the year. Steady market share gains by the Automobile Division in both 2000 and 2001 were a key factor in this performance.

2 - Earnings

Earnings targets for 2001 called for consolidated operating margin of €2,600 million and Automobile Division operating margin of at least 4.8% of sales. As in 1999 and 2000, these objectives were met, with consolidated operating margin totaling €2,652 million and Automobile Division operating margin reaching 4.8%.

2.1 - Consolidated operating margin

Operating margin in millions of euros and as a % of sales



2,652
5.1
2,121
4.8
1,674
4.4
1999
2000
2001

Consolidated operating margin totaled €2,652 million, representing 5.1% of consolidated sales. This was 25% above the 2000 figure of €2,121 million, corresponding to 4.8% of sales.

The acquisition of Sommer Allibert added €134 million to the 2001 total.

In 2000, operating margin rose 26.7% from the 1999 figure of €1,674 million, representing 4.4% of sales.

2.2 - Operating margin by business - manufacturing and sales companies

(in millions of euros)	**2001**	2000	1999
Automobile Division	**1,992**	1,579	1,131
Automotive Equipment	**262**	176	198
Transportation and Logistics	**119**	100	92
Other businesses	**31**	2	11
Total	**2,404**	1,857	1,432

The Automobile Division reported operating margin of €1,992 million, representing 4.8% of sales, compared with €1,579 million or 4.2% of sales in 2000 and €1,131 million or 3.5% in 1999. Year-on-year, this made for an increase of 26.2% in 2001 following a rise of 39.6% in 2000. The key factors affecting growth in 2001 were as follows:

- higher volumes, an improved sales mix following the introduction of new models and powertrains, and changes in the geographic mix added an estimated €939 million to operating margin. The size of this gain compared with volume growth reflects the healthy margins earned on sales of the Peugeot 307 and the Citroën C5, as well as the development of sales in France and the United Kingdom;
- €201 million in operating margin was passed on to customers, including €175 million in the first-half;
- production cost savings added €609 million to operating margin. The gain was partly offset by the estimated €144 million impact of higher raw materials costs – mainly for precious metals – and temporary production surcharges stemming from strong business growth. These surcharges reduced savings by an estimated €49 million, including €40 million in the first half. Overall, net production cost savings came to €416 million;
- personnel costs increased by €294 million. This included an aggregate €47 million rise in statutory profit-sharing and operating margin-linked incentive bonuses. In all, €213 million was granted to Automobile Division employees under these two programs in 2001 (€234 million for the Group as a whole);
- changes in exchange rates had a negative impact estimated at €102 million, due primarily to movements in the British pound against the euro (€78 million);
- R&D budgets and operating expenses related to capital programs rose by an estimated €182 million;
- a €50 million reserve was booked in relation to the Group's automobile business in Argentina to reflect the uncertain economic and monetary situation;
- lastly, €113 million was spent primarily on sales development.

The Automotive Equipment business reported operating margin of €262 million, representing 2.7% of its sales. The Sommer Allibert automotive businesses contributed operating margin of €134 million. Operating margin stood at €176 million in 2000, representing 3.0% of sales, and at €198 million in 1999, or 4.6% of sales.

Margins on parts or vehicles sold to the Automobile Division and still held in Division inventory at year-end have been eliminated from consolidated operating margin.

Although Automotive Equipment volumes increased in 2001, the positive effect on operating margin was more than offset by three negative factors:
- higher prices for raw materials, especially plastics;
- start-up costs for new production units and a particularly large number of new products;
- downward pressure on selling prices.

Transportation and Logistics operating margin totaled €119 million, or 4.5% of sales, an increase of 19% from 2000 (€100 million, or 4.3% of sales), which was already up 8.7% from 1999 (€92 million, or 5.2% of sales). Growth in 2001 operating margin was in line with the increase in sales. Productivity gains and the growing contribution of high value-added services offset the noticeable negative impact of higher transportation costs stemming from the rise in fuel prices and changes in transportation labor regulations in France.

2.3 - Research and development costs - manufacturing and sales companies

Research and development costs totaled €1,733 million in 2001, up 6.6% from €1,625 million in 2000, which already represented an increase of 11.5% from 1999.

Automobile Division research and development costs rose 5.3% to €1,461 million, after increasing 15.3% in 2000, based on a comparable presentation. The contained increase in 2001, after three years of rapid growth, was attributable to the positive impact of the platform policy adopted in 1998. In 2001, the Group started using the three platforms that will serve as the basis for most of its models, leading to a substantial reduction in costs for vehicles currently under development and scheduled for launch in future years.

In 2001, the Automobile Division spent the equivalent of 3.5% of its sales on research and development. Development costs related to existing models, covering new versions, new powertrains and restyles, are reported under cost of goods and services sold to provide a better indication of production costs and sales margins. Including these costs, total research and development spending amounted to €1,849 million, or 4.5% of Automobile Division sales.

Automotive Equipment research and development costs amounted to €255 million, or 2.7% of Division sales. This represented an increase of 15.4% from 2000 (€221 million, or 3.8% of sales), attributable to the consolidation of Sommer Allibert, which contributed €52 million. The increase also reflects new contract bookings at Faurecia and the general trend among carmakers to increasingly outsource the development of new modules and components.

2.4 - Operating margin - finance companies

The finance companies reported operating margin of €248 million, down 6.1% from the €264 million recorded in 2000 and largely unchanged compared with the €242 million earned in 1999. Operating margin narrowed in 2001 because intense competition in consumer financing, notably in France, Spain and Italy, prevented higher refinancing rates from being fully passed on to customers. The one-off IT costs incurred in connection with the introduction of euro notes and coins also had a negative impact on operating margin. Strong business growth, tight control over operating costs and the significant improvement in margins during second-half 2001 all helped to attenuate the effect of these unfavorable developments. Overall, operating margin eased to 1.6% of average net outstanding loans from 1.9% in 2000.

2.5 - Personnel costs

Personnel costs broke down as follows:

(in millions of euros)	**2001**	2000	1999
Automobile Division	**5,339**	5,031	4,802
Automotive Equipment	**1,745**	1,111	907
Transportation and Logistics	**276**	256	205
Other businesses	**178**	177	171
Total Manufacturing and Sales Companies	**7,538**	6,575	6,085
Finance Companies	**111**	105	102
Total	**7,649**	6,680	6,187

Personnel costs rose 14.5% in 2001, including the €593 million consolidated with Sommer Allibert. Based on comparable scope of consolidation, personnel costs gained 5.6%, due to higher profit-sharing payments (see §2.2 above) and the increase in the workforce. Employee numbers at December 31 were as follows:

	2001	2000	1999
Automobile Division	**129,700**	127,600	126,200
Automotive Equipment	**49,700**	31,900	27,500
Transportation and Logistics	**7,700**	7,500	6,700
Other businesses	**3,300**	3,400	3,400
Total Manufacturing and Sales Companies	**190,400**	170,400	163,800
Finance Companies	**2,100**	2,000	2,000
Total	**192,500**	172,400	165,800

The number of employees at December 31, 2001 includes the 18,700 employees of Sommer Allibert. The increase at December 31, 2000 compared with the previous year-end includes the 1,900 employees of AP Automotive Holding Inc.

2.6 - Early-termination plan costs - manufacturing and sales companies

Income for 1999 is stated net of €431 million in an exceptional reserve related to an early termination plan for older employees to be implemented within the Automobile Division in France. The plan is based on a corporate agreement dated March 4, 1999, an industry-wide agreement signed on July 26, 1999 between UIMM (Union of Metallurgy and Mining Industries) and the majority of trade unions represented within the Group, and French Government Decree nº. 2000-105 dated February 9, 2000. The measures provided for in these agreements are being implemented through April 2005. They concern front-line workers aged 57 and over and technical and plant supervisory staff aged 58 and over.

Disabled employees are entitled to benefit from the plan as soon as they reach their 55th birthday. Part of the cost of the plan will be financed by the French State. The reserve booked in the consolidated financial statements corresponds to the Group's share of the total cost for all eligible employees and for the period until they reach normal retirement age. It has been calculated by applying a discount rate of 5.2% and an annual inflation rate of 2%.

This item was positive in 2000, at €32 million, due to the reversal of certain reserves booked in 1999, a number of employees having chosen to benefit from more advantageous retirement options, notably a special program for employees who have contributed to social security for more than 40 years. These reversals were partly offset by adjustments to remaining reserves, to take account of the annual discounting of future costs.

In 2001, the early-termination plan costs of €31 million charged to the income statement included the above discounting adjustment and a €22 million reserve set aside following the extension of the plan to Faurecia employees. The Faurecia reserve covers early-termination costs for 975 employees expected to leave the company between 2001 and 2006. At year-end 2001, total early-termination plan reserves carried in the balance sheet amounted to €385 million, including €363 million for the Automobile Division and €22 million for the Automotive Equipment Division. These reserves cover a total of 12,645 employees, including Faurecia.

2.7 - Restructuring costs - manufacturing and sales companies

Restructuring costs amounted to €115 million in 2001. The main costs concern capacity reduction measures at certain Faurecia plants, including closures in Toledo, Ohio (USA), Sassenburg (Germany), Senones (France) and Roermond (Netherlands); ongoing staff cutbacks at the Villaverde facility in Spain and the downsizing plan implemented in Argentina in May 2001. At year-end 2001, a new downsizing plan was announced in Argentina. The plan was implemented in January 2002 and the related costs will therefore be charged against 2002 income.

Restructuring costs for 2000 amounted to €41 million and covered the closure of the Automotive Equipment plants in Nogent-sur-Seine, Tredegar and Northampton.

Restructuring costs for 1999 totaled €54 million, primarily corresponding to the cost of early termination plans at the Vigo plant (619 employees) and the Villaverde facility (188 employees) in Spain.

2.8 - Net interest expense - manufacturing and sales companies

In 2001, the manufacturing and sales companies had net interest expense of €48 million compared with net interest income of €86 million in 2000 and net interest expense of €22 million in 1999.

The swing to net interest expense in 2001 stemmed primarily from the cost of financing Faurecia's acquisition of the Sommer Allibert automotive businesses, which added an estimated €10 million to Automotive Equipment Division interest expense. The interest expense borne by the parent company, Peugeot S.A., which financed part of the cost of this acquisition, was fully offset by higher revenues from the portfolio of listed securities.

The cost of financing the automobile business in Brazil and Argentina also increased in 2001, adding €53 million to net interest expense. In Brazil, the rise resulted from completion of construction work at the Porto Real plant, 50% of the cost of which was financed in reals. In Argentina, interest expense increased due to the sharp rise in interest rates on local currency borrowings in the second part of the year. As from November 2001, in response to spiraling interest rates and the circumstances created by Argentina's default on its foreign debt followed by the devaluation of the peso, action was taken to replace the bulk of Peugeot Argentina's bank borrowings and loans from other Group subsidiaries with equity capital. These moves were continued in early 2002.

The balance of the negative swing came from the impact on the Automobile Division's cash reserves in Europe of the reduction in short-term euro interest rates during the second half of the year.

The move to net interest income in 2000 reflected the positive impact of higher short-term euro interest rates on revenues from the Automobile Division's cash reserves in Europe. In addition, at the end of 1999 and in 2000, part of Peugeot Citroën Argentina's debt in pesos was converted into equity capital, leading to a reduction in this company's interest expense to €27.8 million from €42.5 million. Higher capital spending by the Group in 2000 led to a corresponding increase in capitalized interest included in the value of fixed assets, to €76 million from €23 million. Lastly, in 2000 the €31 million cost of the interest-free period on receivables due to the automobile companies from their dealership subsidiaries was transferred from operating expenses to interest expense, reflecting a change of presentation.

2.9 - Other income and expense

Other income and expense represented a positive amount of €189 million in 2001 and €18 million in 2000, versus a negative €8 million in 1999. The breakdown of other income and expense was as follows:

(in millions of euros)	**2001**	2000	1999
Manufacturing and Sales Companies	**193**	21	(1)
Finance Companies	**(4)**	(3)	(7)
Total	**189**	18	(8)

In 2001, the Group realized a €228 million capital gain on the sale of a real estate complex in the Paris area that was no longer required. In addition, €26.6 million was released from the reserve for redemption premiums on the 1994 convertible debentures, following conversion of 722,586 debentures into Peugeot S.A. shares at maturity in the first quarter of 2001. This income was partly offset by a €14 million loss on the sale of Transauto Stur by Gefco.

In 2000, the Group realized €95 million worth of gains on sales of securities. These gains were partly offset by a €104 million loss on the buyback of 2,380,632 1994 convertible debentures, which were immediately canceled. This loss is net of a reversal of the reserve set aside for eventual redemption premiums.

In 1999, the net expense corresponded primarily to additions to the reserve for redemption premiums on 1994 convertible debentures (€23 million) and the €23 million loss on disposal of the Rennes-La Barre Thomas plant, partly offset by the €71 million gain on the disposal of SAMM.

2.10 - Income of fully-consolidated companies, before and after income taxes

(in millions of euros)	**2001**	2000	1999
Income before tax of fully-consolidated companies			
Manufacturing and Sales Companies	**2,403**	1,955	924
Finance Companies	**244**	261	235
Group	**2,647**	2,216	1,159
Income after tax of fully-consolidated companies			
Manufacturing and Sales Companies	**1,653**	1,354	673
Finance Companies	**159**	149	130
Group	**1,812**	1,503	803

Income before tax of fully-consolidated companies totaled €2,647 million, or 5.1% of consolidated sales. This represents an increase of 19.5% from 2000 (€2,216 million, or 5% of sales), and compares with €1,159 million, or 3.1% of sales in 1999.

After taxes of €835 million, corresponding to an effective tax rate of 31.5%, net income of fully-consolidated companies came to €1,812 million, or 3.5% of sales. This represents an increase of 20.6% from 2000 (€1,503 million, or 3.4% of sales), when taxes amounted to €713 million, corresponding to an effective tax rate of 32.2%. In 1999, this item totaled €803 million, or 2.1% of sales, after a tax charge of €356 million, corresponding to an effective tax rate of 30.7%.

2.11 - Net earnings of companies at equity

In 2001, net earnings of companies at equity totaled €9 million, compared with €19 million in 2000 and €31 million in 1999. Companies at equity consist of joint-ventures with other carmakers or automotive equipment manufacturers, mainly joint-ventures with Renault for the manufacture of engines and gearboxes and with Fiat for the manufacture of multi-purpose and light commercial vehicles.

2.12 - Amortization of goodwill

Goodwill amortization amounted to €140 million in 2001, versus €199 million in 2000 and €60 million in 1999. The 2001 figure includes amortization over 20 years of goodwill on Credipar (€5 million) in the Finance Division and Peugeot Citroën Argentina (€2 million) in the Automobile Division. Goodwill amortization in the Automotive Equipment Division includes goodwill on Bertrand Faure (€43 million), AP Automotive Holding Inc. (€12 million) and the automotive businesses of Sommer Allibert from the date of acquisition (€52 million). Following the year-end 2001 adjustment, goodwill on these businesses is estimated at €1,278 million. At the year-end, the Group also wrote off the €19 million unamortized balance of goodwill on Peugeot Citroën Argentina, in response to the unfavorable economic outlook in Argentina.

Goodwill amortization in 2000 included amortization on Credipar (€5 million), Bertrand Faure (€42 million), AP Automotive Holding Inc. (€12 million) and Peugeot Citroën Argentina (€11 million). In addition, an exceptional €127 million write-down of goodwill on Peugeot Citroën Argentina was booked in response to the unfavorable economic outlook in Argentina.

Goodwill amortization in 1999 included amortization on Bertrand Faure (€42 million), Credipar (€5 million) and Peugeot Citroën Argentina (€13 million).

2.13 - Net income and earnings per share

Consolidated net income for 2001 totaled €1,691 million after adding back minority interests of €10 million, corresponding primarily to minority interests in the losses of Peugeot Citroën do Brasil, partly offset by minority interests in the income of Faurecia and PSA Finance Plc, the UK-based retail financing subsidiary.

Net income rose 28.9% compared with the 2000 figure of €1,312 million, which in turn was 80% higher than 1999 net income of €729 million. In 2001, net income represented 3.3% of sales, versus 3.0% in 2000 and 1.9% in 1999.

On July 2, 2001, the Group carried out a 6-for-1 stock split, reducing the par value of the shares from €6 to €1. All the per share data presented below have been adjusted to reflect the effects of the stock split.

Basic earnings per share totaled €6.42 in 2001, up 27.9% from the previous year (€5.02), while fully diluted earnings per share came to €6.40, up 32.2% from 2000 (€4.84).

The convertible debentures issued in 1994 matured on January 2, 2001. During the first quarter of the year, 24,743 of the debentures still outstanding were redeemed for cash and the other 722,586 were converted into Peugeot S.A. shares on the basis of six shares per debenture, leading to the issue of a total of 4,335,516 new Peugeot S.A. common shares.

During the year, the Group bought back a net 10,424,509 Peugeot S.A. shares under authorizations granted by stockholders at the Annual Meetings of May 24, 2000 and May 16, 2001. The shares were brought back at an average price of €46.40 per share. On November 23, 2001, 23,450,000 Peugeot S.A. shares, representing 8.3% of common stock, were canceled.

Following these transactions, a total of 259,109,146 Peugeot S.A. common shares were issued and outstanding at December 31, 2001, of which 2,994,287 were held in treasury. At year-end, there were no convertible debentures outstanding. At December 31, 2000, a total of 278,223,630 Peugeot S.A. common shares were issued and outstanding, of which 16,044,378 were held in treasury stock. At year-end, there were still 747,329 convertible debentures outstanding. Conversion of all of these debentures would result in the issuance of 4,483,974 new Peugeot S.A. shares.

3 - Statement of Cash Flows

3.1 - Cash flows from operating activities - manufacturing and sales companies

Net cash provided by operations of the manufacturing and sales companies totaled €3,018 million in 2001, versus €2,983 million in 2000 and €4,036 million in 1999.

Working capital provided by operations and gross capital expenditure - manufacturing and sales companies


Working capital provided by operations
Gross capital expenditure
3,500
3,000
2,500
2,000
1,500
2,682
3,221
3,440
1,971
2,898
2,938
1999
2000
2001

	1999	2000	2001
Coverage ratio	136.1%	111.1%	117.1%
Working capital provided by operations as a % of sales	7.3	7.5	6.8

Working capital provided by operations of the manufacturing and sales companies totaled €3,440 million in 2001, representing 6.8% of sales. This was 6.8% higher than the 2000 figure of €3,221 million, or 7.5% of sales. In 1999, working capital provided by operations amounted to €2,682 million, or 7.3% of sales.

Working capital of the manufacturing and sales companies rose €422 million in 2001, based on comparable scope of consolidation, and €238 million in 2000. In 1999, working capital contracted by €1,354 million.

Changes in working capital of the manufacturing and sales companies can be analyzed as follows:

(in millions of euros)	**2001**	2000
Automobile Division	**(367)**	(474)
Automotive Equipment	**(127)**	(37)
Transportation and Logistics	**17**	(220)
Other businesses	**55**	493
Total	**(422)**	(238)

Automobile Division working capital grew €367 million in 2001. This compared with an increase of €474 million in 2000. New vehicle inventories at December 31, 2001 were 2.3% higher than at year-end 2000, despite strong business growth, especially in markets outside Western Europe. Delivery lead times are longer in these markets, with the result that it is necessary to keep larger inventories than in Western Europe.

(in millions of units)	New vehicles inventories		
	Manufacturer inventory	Proprietary dealership inventory	Total
December 31, 1999	164,700	34,600	199,300
June 30, 2000	218,400	43,300	261,700
December 31, 2000	217,900	48,400	266,300
June 30, 2001	271,200	55,200	326,400
December 31, 2001	**222,900**	**49,400**	**272,300**

Despite the strong increase in sales during the year, Automobile Division supplier credit was stable due to lower production output in the fourth quarter. In the last three months of the year, 772,000 vehicles and CKD units were produced versus 780,000 in the same period of 2000.

Automotive Equipment working capital increased by €127 million based on comparable scope of consolidation. Strong business growth led to a significant increase in trade receivables and also in the cost of tooling and development work for future products performed on behalf of customers.

3.2 - Cash flows from operating activities - finance companies

In 2001, the operating activities of the finance companies generated a net cash inflow of €1,820 million versus net cash outflows of €665 million in 2000 and €130 million in 1999.

Working capital provided by operations – corresponding primarily to net income – came to €160 million in 2001, €222 million in 2000 and €214 million in 1999. Changes in operating assets and liabilities had a €1,660 million positive impact in 2001. This favorable change stems primarily from the securitization of €1,000 million worth of automobile loans by French subsidiary Credipar in June 2001 as part of the Banque PSA Finance financing plan.

3.3 - Cash flows from investing activities

In 2001, capital expenditure amounted to €2,947 million. This was roughly the same amount as in 2000 (€2,932 million) and was significantly higher than capital expenditure for 1999, in the amount of €2,010 million. Expenditures for the three-year period put the Group on track to meet its medium-goal of spending around €3,000 million per year, mainly on product renewals and international business development. Capital expenditure by Sommer Allibert's automotive businesses totaled €170 million.

Capital expenditure broke down as follows by business:

Gross capital expenditure

(in millions of euros)	**2001**	2000	1999
Automobile Division	**2,398**	2,497	1,700
Automotive Equipment	**436**	290	191
Transportation and Logistics	**85**	74	53
Other businesses	**19**	37	27
Total Manufacturing and Sales Companies	**2,938**	2,898	1,971
Finance Companies	**9**	34	39
Total	**2,947**	2,932	2,010

Disposals of property, plant and equipment netted proceeds of €450 million in 2001, representing a significant increase compared with €103 million in 2000 and €183 million in 1999. In addition to routine sales of plant and equipment, in 2001 the Group sold a real estate complex in the Paris region which was surplus to requirements. Proceeds from this sale amounted to €271 million.

Cash outlays for acquisitions of subsidiaries and investments amounted to €1,610 million in 2001, including €1,495 million for the Sommer Allibert automotive businesses. The various phases in this acquisition and its financial impact are described in the first section of this report. Also in 2001, the Group bought out the minority stockholders of Peugeot Citroën do Brasil at a cost of €63 million. Cash outlays for acquisitions of subsidiaries and investments in 2000 amounted to €182 million and primarily concerned the Group's participation in a share issue by Dongfeng Citroën Automotive Company (€137.3 million). Bank of China and China Development Bank also participated in the issue, which will enable DCAC to finance its second phase of growth with the gradual introduction of new Citroën models in China. As a result of the share issue, Automobiles Citroën increased its interest in DCAC from 25% to 26.875%, while Dongfeng Motors reduced its stake from 70% to 31%.

In 1999, acquisitions of investments amounted to €264 million, including AP Automotive Holding Inc., which was acquired by Faurecia for €189 million and KN Elan GmbH (since renamed Gefco KN GmbH), acquired by Gefco for €14 million. In addition, the Group raised its interest in Sevel Argentina (since renamed Peugeot Citroën Argentina) by acquiring the Macri group's stake in the company and making a public offer for the remaining shares. The company was de-listed on the Buenos Aires stock exchange in February 2000.

3.4 - Cash flows from financing activities

Including the finance companies, financing activities provided net cash of €3,416 million in 2001, €696 million in 2000 and €392 million in 1999.

Cash outflows for 2001 included the net purchase of 10,424,509 Peugeot S.A. shares at an average price of €46.40 per share (see §2.13). Of the total outlay, €458 million was used to purchase shares into treasury and €26 million was used to purchase shares for grant on exercise of stock options. The latter shares have been recorded as marketable securities. Cash outflows for 2000 included €257 million for the purchase of 7,802,226 Peugeot S.A. shares at an average price of €32.93 per share, and €555 million corresponding to the buyback of 1994-2001 2% convertible debentures at an average price of €233.55 per debenture.

4 - Balance Sheet

4.1 - Stockholders' equity

Stockholders' equity amounted to €10,282 million at December 31, 2001, versus €9,361 million at year-end 2000. The increase primarily reflects net income for the year (€1,691 million), payment of the Peugeot S.A. 2000 dividend (€217 million), the issuance of shares on conversion of the remaining 1994-2001 convertible debentures (€109 million) and purchases of Peugeot S.A. shares into treasury stock (€458 million). It also reflects the €204 million change in the translation reserve, primarily related to the late-2001 devaluation of the peso (€205 million).

Net assets per share, calculated on the basis of shares outstanding at year-end and adjusted in 2000 and 1999 for the July 2001 six-for-one stock split, amounted to €39.68 at December 31, 2001, up 17.8% from €33.67 at year-end 2000, which in turn was up 10.4% from €30.5 at year-end 1999.

4.2 - Net financial position of manufacturing and sales companies

The method used to calculate the net financial position of the manufacturing and sales companies is described in note 43 to the consolidated financial statements. This is the most relevant indicator of the Group's financial situation with regard to outside sources of financing. For the manufacturing and sales companies, it represents net cash and cash equivalents, corresponding to cash and short-term investments less short-term financing, and the difference between long-term borrowings and long-term loans.

At December 31, 2001, the manufacturing and sales companies had net debt of €511 million, as opposed to net cash of €1,407 million at year-end 2000 and of €1,657 million at year-end 1999. The negative swing in 2001 corresponds to the 2001 acquisition of the Sommer Allibert automotive businesses by Faurecia. These businesses were acquired at a total cost of €1,495 million and the net debt assumed by Faurecia amounted to €290 million. Net cash provided by operations, in the amount of €3,018 million, amply covered net capital expenditure by the manufacturing and sales companies (€2,495 million) and dividend payments (€217 million), leaving free cash flow which was used to finance share buybacks (€484 million).

4.3 - Capital employed and return on capital employed

4.3.1 - Definitions and methods

Return on capital employed (ROCE) has been selected as the standard indicator of the Group's overall financial performance. Capital employed includes the value of all operating assets and liabilities used by the Group in its business operations. The definition and the calculation of capital employed may be found in note 45 to the consolidated financial statements.

Return on capital employed is measured on the basis of income generated by capital employed, which corresponds mainly to operating margin plus or minus the other income and expense items included in the ROCE calculation. The definition and the calculation of income generated by capital employed may be found in note 45 to the consolidated financial statements.

Pre-tax ROCE corresponds to the ratio of income generated by capital employed to total capital employed at December 31 of each year. The calculation of this ratio is also described in note 45 to the consolidated financial statements.

After-tax ROCE is calculated on the basis of a standard income tax rate of 33.33%, which reflects the average tax rate applied to the Group's recurring results of operations.

4.3.2 - Capital employed

Capital employed amounted to €15,654 million at December 31, 2001, an increase of €2,666 million on the year-earlier figure. The increase stemmed primarily from Faurecia's acquisition of Sommer Allibert's automotive businesses, which represented capital employed of €1,986 million at the date of acquisition. Based on comparable scope of consolidation, capital employed rose by €680 million, or 5.2%, compared with year-end 2000. This low rate of growth, which was significantly less than the increase in sales, reflects capital expenditures made in 2001 and the benefits of tight control over working capital. In particular, inventories at December 31, 2001 were unchanged compared with their year-end 2000 level.

In 2000, capital employed rose by 18.7% to €12,988 million, primarily as a result of 1) the significant growth in capital expenditure in relation to the previous two years and 2) the sales growth-related increase in inventories and in receivables due from dealers and other customers, partly offset by higher trade payables linked to the rise in production.

Capital employed

(in millions of euros)	**Dec. 31, 2001**	Dec. 31, 2000	Dec. 31, 1999
Automobile Division	**9,828**	8,901	7,328
Automotive Equipment	**4,071**	2,168	2,070
Transportation and Logistics	**430**	429	158
Finance Companies	**1,490**	1,327	1,081
Other businesses and consolidation adjustments	**(165)**	163	306
Group	**15,654**	12,988	10,943

4.3.3 - Return on capital employed

(in %)


12
11
10
10.5
11.1
11.0
1999
2000
2001

Return on capital employed, after tax, stood at 10.5% in 1999, 11.1% in 2000 and 11% in 2001. These rates reflect the sustained improvement in operating margin, as well as efficiency in the use of capital employed, as measured by the steady increase in its turnover ratio.

5 - Pensions and Other Retirement Benefits

PSA Peugeot Citroën employees in certain countries are entitled to pension or supplementary pension benefits, payable annually, or lump sum retirement bonuses paid at the time of retirement. These benefits are financed by the Group. The main countries concerned are France, the United Kingdom and Germany. In addition, employees of AP Automotive Holding Inc. are also entitled to healthcare benefits.

The present value of the benefit obligation under these various plans is calculated in accordance with SFAS 87. The assumptions used are described in note 47 to the consolidated financial statements. Full actuarial valuations are performed once every three years and the present value of the benefit obligation is adjusted annually.

The obligations are funded by contributions to external institutions responsible for managing the funds set up to finance future benefit payments. The type of institution depends on the applicable legislation in each country concerned. The level of funding is adjusted at regular intervals to reflect changes in the amount of the related benefit obligations, in line with the Group's policy of externally funding its entire obligation except in cases where this is not possible or desirable from a legal, financial or tax standpoint. In these cases, reserves have been booked in the consolidated balance sheet to cover any shortfall in funds, in particular in cases where externally funding these obligations was not possible or desirable from a legal, financial or tax standpoint.

The total benefit obligation is calculated at the end of each year as explained above. The annual pension cost, determined after taking into account funds managed by external institutions, corresponds to:

- the additional rights acquired by employees during the year, generally based on their period of service with the Group;
- adjustments to the present value of the opening vested rights of employees, to take account of the fact that the period to the future benefit payment date has been reduced by one year;
- amortization of the transition obligation resulting from the change in certain assumptions underlying each three-yearly actuarial valuation and the difference between the actual return on external funds and the standard return on long-term investments (8% up to 1999 and 7.5% as from 2000).

At December 31, 2001, the present value of the Group's benefit obligations amounted to €2,879 million, up 11% from €2,593 million in 2000 and compared with €2,400 million at year-end 1999. The increase in 2001 stemmed primarily from the inclusion of the benefit obligations of the Sommer Allibert automotive businesses.

The annual pension cost recorded in 2001 on the basis described above totaled €90 million, compared with €85 million in 2000 and €91 million in 1999. Additional contributions paid to external funds in 2001 in accordance with Group objectives amounted to €60 million versus €76 million in 2000 and €192 million in 1999.

As a result of these contributions, the reserves carried in the balance sheet for the reasons explained above were increased to €244 million at December 31, 2001 from €234 million at year-end 2000 and €225 million at year-end 1999.

6 - Risk Management

PSA Peugeot Citroën is exposed to various risks in the normal course of business. These risks are managed and hedged by applying procedures that are defined and monitored at Group level. They include both operational and financial risks. In addition, the Group is exposed to specific risks on the activities of its finance companies.

6.1 - Operational risks

Operational risks include all risks likely to affect the conduct of the Group's business, temporarily or over the longer term, such as damage to production or sales facilities, weather-related damage, the suspension of supplier deliveries, or incidents affecting the integrity, the confidentiality and use of Group information systems and computerized data.

A central risk prevention and management unit has been set up to identify risks, develop prevention policies, define the corresponding standards and guidelines and determine an appropriate policy concerning insurance coverage. All potential operational risks are analyzed in detail and prevention programs are defined to reduce or eliminate exposure to these risks. These programs concern, in particular, fire and accidental damage risks at manufacturing facilities, risks concerning the supply of strategic components, the protection of vehicle inventories and the integrity and confidentiality of information systems and the related databases.

Special attention is paid to the environmental impact of manufacturing facilities and the related risks. Every capital expenditure project is diligently analyzed to determine its environmental impact in both technical and financial terms. In addition, programs are conducted each year to reduce the risk of accidental pollution from manufacturing facilities. Lastly, all the facilities are involved in programs to earn ISO 14001 certification for their environmental management systems. The Sochaux and Mulhouse plants in France were certified in 1999, units in Vigo (Spain), Poissy (France), Madrid (Spain), Tremery (France) and Palomar (Argentina) were certified in 2000, together with the Sevelnord (France) and Douvrin (Française de Mécanique, France) sites operated with partners, and the Aulnay (France), Rennes (France) and Ryton (United Kingdom) sites were certified in 2001. All sites should receive certification by the end of 2002.

The Group also determines the insurance cover required to offset the financial consequences likely to result from the occurrence of these risks. The policies cover the value of manufacturing and sales facilities, as well as vehicle and replacement parts inventories. Additionally, insurance cover is taken out against losses resulting from the occurrence of operational risks, including potential losses caused by the temporary halting of production at certain manufacturing facilities or the suspension of deliveries from major suppliers. Insurance cover has also been taken out to protect the Group from losses arising from liability claims related to the use of its products.

Insurance policies covering fire risks and accidental damage to manufacturing facilities cover the value of the facilities and the losses that would be incurred if they were put out of operation, up to a maximum of €1,524 million. In 2000, the Group took advantage of favorable insurance rates to negotiate a new policy raising the insurance ceiling to €2,286 million. Following the abrupt rise in insurance rates triggered by the major claims incurred by the insurance industry in the United States and France in the second half of 2001, the Group had to cancel this additional cover. All the main policies have been kept in force, however, at increased rates that are at the low end of the market. The impact of the higher insurance costs on operating results is not material.

6.2 - Legal and regulatory risks

There is no pending litigation or identified risks of litigation likely to have a material impact on the results of the Group.

In the different countries where it operates, the Group abides by the general rules applicable to industrial and commercial enterprises.

Motor vehicle distribution in Europe is the subject of the European Union's Block Exemption Regulation 1475/95, which is due to expire on September 30, 2002. Its renewal is currently being discussed by the Commission.

End-of-life vehicle recycling is the subject of Directive 2000/53/EC of the European Parliament and the Council dated September 18, 2000. Its possible impact on the Group's results is analyzed in *note 50-c to the consolidated financial statements.*

6.3 - Financial risks

PSA Peugeot Citroën is exposed to financial risks in connection with its automobile business and other manufacturing activities, including the risk of losses due to unfavorable changes in exchange rates affecting the currencies of countries where it manufactures products—primarily in the euro zone—and the countries in which these products are sold. The introduction of the euro at the beginning of 1999 has had the effect of reducing these risks, which now primarily concern the British pound and, to a lesser extent, the US dollar, the Argentine peso, the Brazilian real, the Polish zloty and the Japanese yen.

Currency risks of the Automobile Division are managed primarily by having the manufacturing companies bill the sales companies in the sales companies' local currency, except in those rare cases where the sales company's local currency is not convertible. Currency risks on these inter-company billings are systematically hedged by means of forward contracts maturing on the invoice settlement date, which is determined based on the subsidiaries' operating cycle. The hedges are set up by a specialized subsidiary, PSA International, or on PSA International's instructions in the case of non-convertible currencies.

In accordance with these principles, currency risks on future sales are not hedged, with the result that future operating margin may vary depending on exchange rates. As of December31, 2001, however, the Group had purchased Japanese yen put options in a total nominal amount of €453 million to guarantee a minimum exchange rate for its vehicle sales in Japan until the end of 2004.

On the basis of the 2001 figures, the Group estimates that a 1% fluctuation in the euro against all other currencies would have an impact of around €64 million on consolidated operating margin. A 1% change in the pound-euro exchange rate would have an impact of around €38 million on consolidated operating margin.

The exposure of the Group's manufacturing activities to changes in interest rates is not material.

The Group places significant emphasis on guaranteeing the security of payments for the goods and services delivered to customers. Relations with Peugeot and Citroën dealers are managed within the framework of the sales financing system described below. Appropriate mechanisms have been set up to guarantee the security of payments from other Group customers. Inter-company settlements are systematically covered against political risks whenever necessary.

6.4 - Risks associated with the activities of the finance companies

The Group finance companies provide financing for dealer vehicle and replacement parts inventories and offer a wide range of loans and lease financing solutions to customers, together with related services. As a result, they are exposed to credit risks. Wholesale financing credit risks are spread across a large number of dealers and are managed internally by Credit Committees set up in each country as well as by a Group Credit Committee, based on clearly defined, closely monitored credit limits. Retail financing credit risks, which are spread across an even larger number of customers, are managed using credit-scoring procedures. In addition, significant individual credit risks are managed using procedures similar to those applied to manage wholesale financing credit risks.

Reserves are booked for residual risks, on a statistical basis, as soon as the financing is granted. The percentage of the total risk covered by a reserve is adjusted at regular intervals based on the Group's loss experience, determined country-by-country. Specific allowances are booked for significant individual risks, as soon as they are identified.

The bulk of the finance companies' refinancing needs are covered by the equity capital allocated to these companies, the issuance of debt securities and bank borrowings. The finance companies are therefore exposed to the risk of mismatches between assets and liabilities, in terms of maturities, currencies and interest rates. The Group's policy consists of neutralizing the impact of changes in interest rates and exchange rates on the finance companies' operating margin by using appropriate financial instruments to match interest rates and currencies between assets and liabilities.

The Group is exposed to counterparty risks on transactions carried out on financial markets in connection with the management of currency and interest rate risks and payment flows. It keeps these risks to a minimum through internal control procedures that restrict the choice of counterparties to leading banks and financial institutions.

Statutory Auditors' Report on the Consolidated Financial Statements for the Years Ended December 31, 2001, 2000 and 1999

To the stockholders

In accordance with the terms of our appointment as auditors at the Annual Stockholders' Meeting, we have audited the accompanying consolidated financial statements of Peugeot S.A. and its subsidiaries, stated in euros, for the years ended December 31, 2001, 2000 and 1999, including the consolidated balance sheets, statements of income, statements of cash flows and statements of stockholders' equity for the years 2001, 2000 and 1999.

These consolidated financial statements are the responsibility of the Managing Board. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted the audit in accordance with international generally accepted auditing standards. Those standards require that we plan and perform our audits to obtain reasonable assurance that the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made in the preparation of the financial statements, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the consolidated financial position and assets and liabilities of Peugeot S.A. and its subsidiaries at December 31, 2001, 2000 and 1999 and of the consolidated results of operations for each of the three years then ended.

We have also performed the specific procedures required by law, in accordance with generally accepted auditing standards. We are satisfied that the information given in the report of the Managing Board is fairly stated and agrees with the consolidated financial statements.

Paris, February 13, 2002

The Auditors

Constantin Associés

Jean-François Serval   Laurent Lévesque

Coopers & Lybrand Audit SARL
Member of PricewaterhouseCoopers

Pierre-Bernard Anglade   Eric Bertier

Consolidated statements of income

(in millions of euros)	**Year ended December 31, 2001**	Year ended December 31, 2000	Year ended December 31, 1999
MANUFACTURING AND SALES COMPANIES			
Net sales	**50,288**	42,978	36,740
Operating expenses			
Cost of goods and services sold (note 6)	**(38,647)**	(31,946)	(27,443)
Selling, general and administrative expenses	**(7,504)**	(7,550)	(6,408)
Research and development costs	**(1,733)**	(1,625)	(1,457)
	(47,884)	(41,121)	(35,308)
Operating margin	**2,404**	1,857	1,432
Early-termination plan costs	**(31)**	32	(431)
Other income and (expenses)			
Restructuring costs (note 9)	**(115)**	(41)	(54)
Interest income (expense), net (note 10)	**(48)**	86	(22)
Other income and (expense), net (note 11)	**193**	21	(1)
	30	66	(77)
Income before tax of fully-consolidated companies	**2,403**	1,955	924
Income taxes (note 13)	**(750)**	(601)	(251)
Net income of fully-consolidated manufacturing and sales companies	**1,653**	1,354	673
FINANCE COMPANIES			
Revenues			
From third parties	**1,375**	1,203	1,067
From Group manufacturing and sales companies	**212**	184	127
	1,587	1,387	1,194
Operating expenses (note 12)	**(1,339)**	(1,123)	(952)
Operating margin	**248**	264	242
Other income and (expenses)	**(4)**	(3)	(7)
Income before tax of fully-consolidated companies	**244**	261	235
Income taxes (note 13)	**(85)**	(112)	(105)
Net income of fully-consolidated finance companies	**159**	149	130
Net income of fully-consolidated companies	**1,812**	1,503	803
Net earnings of companies at equity	**9**	19	31
Amortization of goodwill	**(140)**	(199)	(60)
Net income before minority interests	**1,681**	1,323	774
Income (loss) attributable to minority interests	**10**	(11)	(45)
Net income	**1,691**	1,312	729
Basic earnings per €1 par value share (note 51)			
- average number of common shares outstanding*	**263,357,148**	261,283,962	284,425,614
- in euros, per share	**6.42**	5.02	2.56
Diluted earnings per €1 par value share (note 51)			
- average potential number of shares*	**264,479,453**	273,086,352	308,509,992
- in euros, per share	**6.40**	4.84	2.42

* The average number of shares for 2000 and 1999 has been adjusted for the 2001 six-for-one stock-split.

The notes on pages 93 to 130 are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS - ASSETS

(in millions of euros)	December 31, 2001	December 31, 2000	December 31, 1999
MANUFACTURING AND SALES COMPANIES			
Goodwill (note 14)	2,225	1,054	1,215
Intangible assets (note 15)	183	136	105
Property, plant and equipment (note 16)	11,461	10,359	9,454
Investments			
Long-term loans and investment securities (note 17)	624	1,110	1,172
Investments in companies at equity (note 18)	215	203	194
Shares in non-consolidated companies (note 19)	238	254	128
Loans to Group finance companies	-	339	575
	1,077	1,906	2,069
Other non-current assets			
Long-term deferred income tax assets	184	86	118
Other non-current assets (note 20)	204	176	231
	388	262	349
Current operating assets			
Inventories (note 21)	6,218	5,171	4,100
Accounts and notes receivable (note 22)	3,855	3,286	2,642
Short-term income tax assets (note 25)	935	485	361
Other receivables (note 26)	2,585	2,207	1,794
To be received from Group finance companies	*306*	*311*	*162*
	13,899	11,460	9,059
Current financial assets			
Loans	260	207	186
Short-term investments (note 27)	1,013	1,246	1,030
Cash and cash equivalents (note 28)	5,520	3,143	3,118
Receivables from Group finance companies	*123*	*1,077*	*1,707*
	6,916	5,673	6,041
Total manufacturing and sales companies	36,149	30,850	28,292
FINANCE COMPANIES			
Goodwill (note 14)	86	90	95
Non-current assets			
Intangible assets (note 15)	21	20	7
Property and equipment (note 16)	52	131	126
Long-term deferred income tax assets	29	28	25
Other	206	225	363
	308	404	521
Accounts receivable			
Finance receivables (note 23)	15,740	14,155	12,182
Other customer loans (note 24)	242	205	309
Receivables from manufacturing and sales companies	*241*	*299*	*323*
	16,223	14,659	12,814
Other operating assets			
Short-term income tax assets (note 25)	53	16	17
Other receivables (note 26)	742	550	512
Receivables from manufacturing and sales companies	*41*	*99*	*216*
	836	665	745
Current financial assets			
Short term investments	71	31	99
Cash and cash equivalents (note 28)	2,146	251	231
Advances to manufacturing and sales companies	*1*	*13*	-
	2,218	295	330
Total finance companies	19,671	16,113	14,505
TOTAL ASSETS	55,820	46,963	42,797

The notes on pages 93 to 130 are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEET - LIABILITIES AND STOCKHOLDERS' EQUITY

(in millions of euros)	December 31, 2001	December 31, 2000	December 31, 1999
Stockholders' equity (note 29)			
Common stock	259	278	273
Capital in excess of par value of stock	-	276	149
Retained earnings	10,479	9,515	8,383
Treasury stock	(51)	(507)	(250)
Cumulative translation adjustment	(405)	(201)	(223)
	10,282	9,361	8,332
MANUFACTURING AND SALES COMPANIES			
Minority interests (note 30)	689	579	585
Non-current liabilities			
Long-term deferred income taxes	1,163	1,129	1,187
Reserves for contingencies and liabilities (note 32)	1,394	1,322	1,459
Other long-term liabilities (note 33)	69	70	68
	2,626	2,521	2,714
Long-term debt			
Convertible debentures (note 34)	-	-	603
Other borrowings (note 35)	3,635	1,977	2,050
	3,635	1,977	2,653
Current liabilities			
Accounts and notes payable	9,173	8,503	7,117
Short-term income tax liabilities (note 38)	808	625	185
Other payables (note 39)	5,813	4,737	4,389
Due to Group finance companies	*86*	*117*	*97*
	15,880	13,982	11,788
Short-term debt			
Convertible debentures (note 34)	-	113	-
Current portion of long-term debt (note 35)	299	408	366
Short-term financing and bank overdrafts (note 36)	3,920	2,924	2,470
Loans from Group finance companies	*197*	*293*	*442*
	4,416	3,738	3,478
Total manufacturing and sales companies	27,246	22,797	21,218
FINANCE COMPANIES			
Minority interests (note 30)	103	79	64
Subordinated perpetual securities (note 31)	-	-	183
Non-current liabilities			
Long-term deferred income taxes	122	119	81
Reserves for contingencies and liabilities (note 32)	45	31	31
Other long-term liabilities	14	-	-
	181	150	112
Financing liabilities			
Borrowings (note 37)	16,143	11,585	9,401
Other financing liabilities	120	386	261
Customer deposits	210	167	148
Deposits from Group manufacturing and sales companies	*123*	*1,438*	*2,041*
	16,596	13,576	11,851
Operating liabilities			
Short-term income tax liabilities (note 38)	106	43	49
Other payables (note 39)	1,000	667	585
Due to Group manufacturing and sales companies	*306*	*290*	*403*
	1,412	1,000	1,037
Total finance companies	18,292	14,805	13,247
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	55,820	46,963	42,797

The notes on pages 93 to 130 are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of euros)	**Year ended December 31, 2001**	Year ended December 31, 2000	Year ended December 31, 1999
MANUFACTURING AND SALES COMPANIES			
Net income of fully-consolidated companies	**1,653**	1,354	673
Adjustments to reconcile net income to net cash provided by operations			
- Depreciation and amortization	**1,974**	1,877	1,771
- Net increase (decrease) in allowances and reserves	**8**	(158)	264
- Change in long-term deferred income taxes	**(107)**	(32)	(14)
- (Gains) losses on disposals of assets and other	**(88)**	186	(17)
Dividends received from companies at equity	**-**	(6)	5
Working capital provided by operations	**3,440**	3,221	2,682
Change in operating assets and liabilities (note 40)	**(422)**	(238)	1,354
Net cash provided by operations – manufacturing and sales companies	**3,018**	2,983	4,036
FINANCE COMPANIES			
Net income of fully-consolidated companies	**159**	149	130
Adjustments to reconcile net income to net cash provided by operations			
- Depreciation and amortization	**6**	27	25
- Net increase (decrease) in allowances and reserves	**8**	15	(4)
- Change in long-term deferred income taxes	**1**	34	34
- (Gains) losses on disposals of assets and other	**(14)**	(3)	29
Working capital provided by operations	**160**	222	214
Change in operating assets and liabilities (note 40)	**1,660**	(887)	(344)
Net cash provided (used) by operations – finance companies	**1,820**	(665)	(130)
GROUP			
Proceeds from disposals of non-consolidated companies	**23**	23	5
Proceeds from disposals of subsidiaries	**-**	30	91
Proceeds from disposals of property, plant and equipment	**450**	103	183
Capital expenditure	**(2,947)**	(2,932)	(2,010)
Acquisitions of shares in subsidiaries	**(1,577)**	(18)	(259)
Investments in non-consolidated companies	**(33)**	(164)	(5)
Effect of changes in scope of consolidation and other (note 41)	**126**	1	(52)
Net cash used by investing activities	**(3,958)**	(2,957)	(2,047)
Dividends paid:			
- to Peugeot S.A. stockholders	**(217)**	(118)	(73)
- to minority stockholders of consolidated companies	**(13)**	(12)	(37)
Issuance of shares	**109**	132	3
Purchases of treasury stock	**(458)**	(257)	(953)
Buybacks of convertible debentures	**-**	(555)	-
Change in other financial assets and liabilities (note 42)	**3,872**	1,468	1,266
Other	**123**	38	186
Net cash provided by financing activities	**3,416**	696	392
Effect of exchange rate changes	**(24)**	(12)	20
Increase (decrease) in cash and cash equivalents	**4,272**	45	2,271
Cash and cash equivalents at beginning of period	**3,394**	3,349	1,078
Cash and cash equivalents at period-end	**7,666**	3,394	3,349

The notes on pages 93 to 130 are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

(in millions of euros)	Stockholders' equity	Common stock	Capital in excess of par value of stock	Retained earnings	Treasury stock	Cumulative translation adjustment
Balance as of December 31, 1998	**8,502**	**267**	**822**	**7,698**	**-**	**(285)**
1999 net income	729	-	-	729	-	-
Dividend (€1.5 per €6 par value share)	(73)	-	-	(73)	-	-
Conversion of capital into euros	-	33	-	(33)	-	-
Issuance of shares	3	-	3	-	-	-
Purchases of treasury stock	(953)	-	-	-	(953)	-
Cancellations of treasury stock	-	(27)	(676)	-	703	-
Translation adjustment	62	-	-	-	-	62
Unrealized gains on marketable securities	62	-	-	62	-	-
Balance as of December 31, 1999	**8,332**	**273**	**149**	**8,383**	**(250)**	**(223)**
2000 net income	1,312	-	-	1,312	-	-
Dividend (€2.7 per €6 par value share)	(118)	-	-	(118)	-	-
Issuance of shares	132	5	127	-	-	-
Purchases of treasury stock	(257)	-	-	-	(257)	-
Translation adjustment	22	-	-	-	-	22
Unrealized gains canceled on sale of marketable securities	(62)	-	-	(62)	-	-
Balance as of December 31, 2000	**9,361**	**278**	**276**	**9,515**	**(507)**	**(201)**
2001 net income	1,691	-	-	1,691	-	-
Dividend (€5 per €6 par value share)	(217)	-	-	(217)	-	-
Issuance of shares	109	4	105	-	-	-
Purchases of treasury stock	(458)	-	-	-	(458)	-
Cancellations of treasury stock	-	(23)	(381)	(510)	914	-
Translation adjustment	(204)	-	-	-	-	(204)
Balance as of December 31, 2001	**10,282**	**259**	**-**	**10,479**	**(51)**	**(405)**

The notes on pages 93 to 130 are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

General information

Statements of income

Balance sheet – Assets

Balance sheet – Liabilities and stockholders' equity

Statement of cash flows

Other information

→ Note 1 - Accounting policies

The consolidated financial statements are presented in accordance with French generally accepted accounting principles. Group accounting policies, as described in note 1-a to note 1-u below, are consistent with French Accounting Standards Committee ("CRC") standard 99-02, effective from January 1, 2000. The effect of applying this standard on consolidated net income and stockholders' equity is not material.

Group accounting policies are also consistent, in all material respects, with accounting principles generally accepted in the United States of America (US GAAP) except as explained in note 2.

Effective from 2001, in application of recommendation 01-A of the Emerging Issues Task Force ("Comité d'urgence") of the French National Accounting Board ("CNC"), dealing with the presentation of dissimilar businesses, the Group's financing business is shown separately in the consolidated financial statements, due to the specific characteristics of this business Prior year comparatives have been recalculated on the same basis.

a - Consolidation

The financial statements of significant subsidiaries in which Peugeot S.A. holds directly or indirectly a majority interest are fully consolidated.

Companies in which Peugeot S.A. holds directly or indirectly an interest of 20 to 50% and exercises significant influence over operating and financial policies are included in the consolidated financial statements on an equity basis.

Certain companies meeting the above criteria have not been consolidated as they are considered not material in relation to the Group as a whole (note 19).

All significant intercompany transactions are eliminated.

Newly-acquired subsidiaries are consolidated as from the date of acquisition.

b - Translation of foreign currencies

Foreign currency amounts are translated as follows:
- transactions in foreign currency are translated at the hedging rate, except for the limited number of transactions that are not hedged;
- at the balance sheet date, monetary assets and liabilities denominated in foreign currency which are not hedged are translated at the year-end exchange rate;
- balance sheets of foreign subsidiaries are translated at the year-end exchange rate;
- income statements of foreign subsidiaries are translated on a monthly basis at the average rates of each month;
- gains and losses resulting from the translation of foreign currency transactions are included in earnings, with the exception of those related to transactions representing an investment of a permanent nature in a subsidiary, which are included in stockholders' equity under "Retained earnings";
- gains and losses resulting from the translation of financial statements of foreign subsidiaries are recorded in stockholders' equity under "Cumulative translation adjustment".

At December 31, 2001, following Argentina's abandonment of the fixed peso exchange rate, the balance sheets of Argentine subsidiaries have been translated into euros in accordance with French National Accounting Board recommendation dated January 17, 2002.

The rate applied is ARS 1.411 / €1. The effect on the cumulative translation adjustment is presented in note 29-k.

c - Use of estimates

The preparation of financial statements and related disclosures in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported therein.

d - Sales

Manufacturing and sales companies

Sales of the manufacturing and sales companies include revenues from the sale of vehicles and other goods and services.

Vehicle sales

New vehicle sales are recognized on the date the vehicles are made available to non-group dealers or on the delivery date, in the case of direct sales, net of the cost of certain sales incentive programs (note 1-e).

New vehicle sales with a buyback commitment are not recognized at the time of delivery but accounted for as operating leases. The difference between the sale price and the buyback price is recognized over the leasing period. The profit corresponding to the difference between the resale value of the vehicle on the used car market and the cost of the new vehicle is recognized in the period when the vehicle is sold. If the difference is a loss, an allowance is booked when the buyback contract is signed.

Finance companies

Finance company revenues correspond to interest income, mainly from sales financing.

Sales financing revenue

The activity of finance companies is to provide wholesale financing to Group dealer networks and to finance sales of vehicles to customers. Financing may take the form of conventional loans, finance leases, buyback contracts or long-term leasing and is treated in the same way as loans. Outstanding principal is recorded in the balance sheet, together with interest due up to the loan repayment date (note 23-b).

Income from the financing of sales is recognized on an actuarial basis at a constant rate of interest over the life of the loan.

Commissions and other fees paid to referral agents are included in cost of sales over the loan period.

Other financing costs are expensed when incurred.

e - Sales incentive programs

The cost of sales incentive programs is charged against earnings for the period in which the corresponding sales are recognized. If they are planned after the sales have been made, an allowance is booked when the decision is made.

Effective from 2001, the cost of certain sales incentive programs is deducted from sales (note 4-a-2).

Incentive programs established by the Group include the granting of retail financing at rates significantly below market rates. The corresponding cost is recognized at the time of the sale.

f – Product warranty costs

A reserve is recorded to cover the estimated cost of vehicle warranties at the time of sale to dealer networks or to the end customer. Revenues from the sale of extended warranties and maintenance contracts are recognized over the period during which the service is to be provided.

g – Research and development costs

All research and development costs, including research into production methods, are expensed as incurred, except certain development costs for automobile accessories and components which are to be billed to customers and are included in inventory.

h – Operating margin

Operating margin, which represents the main performance indicator used by the Group, corresponds to net income of fully-consolidated companies before:
- early-termination plan costs;
- restructuring costs;
- interest income and expense of manufacturing and sales companies;
- gains and losses on disposals of fixed assets other than automobiles;
- revenue from investments in non-consolidated companies;
- exchange gains and losses of manufacturing and sales companies
- net gains and losses and movements in reserves related to non-recurring items;
- income taxes.

Effective from 2000, operating expenses:

- include gains and losses on hedges of currency risks arising on commercial transactions, previously recorded under "Other income (expense), net";
- do not include the cost of the interest-free period granted by the automobile companies in respect of receivables from their retail sales subsidiaries, now included in interest expense.

The income statements for prior years have not been restated to reflect these presentation changes. The effect of these presentation changes on operating margin for 2001 and 2000 is summarized below:

- 2001: net charge of €3 million, including €25 million corresponding to exchange losses, largely offsett by a €22 million credit reflecting the lower cost of the interest-free period.

- 2000: net charge of €14 million, including €45 million corresponding to exchange losses, largely offsett by a €31 million credit reflecting the lower cost of the interest-free period.

i – Goodwill

Goodwill, representing the excess of the purchase price of shares in consolidated companies over the fair value of the net assets acquired at the date of acquisition, is amortized on a straight-line basis over a period not exceeding 20 years.

j – Intangible assets

Internal and external costs for the development and upgrading of software intended for internal use are capitalized and amortized on a straight-line basis over a period not exceeding 4 years. Other software acquisition and development costs are expensed as incurred.

Other intangible assets, consisting principally of patents and trademarks, are amortized on a straight-line basis over the estimated period of benefit, not to exceed 20 years.

k – Property, plant and equipment

Property, plant and equipment are carried at cost, including capitalized interest expense. The French legal revaluations and foreign revaluations are not reflected in the consolidated financial statements.

Maintenance and repair costs are expensed as incurred, except for those which enhance the productivity or prolong the useful life of an asset.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the respective assets as follows:

	Useful lives, in number of years
Buildings	20 to 30
Plant and equipment	6 2/3 to 16
Computer equipment	3 to 4
Vehicles and handling equipment	4 to 7
Fixtures and fittings	10 to 20

Assets acquired under capital leases are recorded under assets at their fair value at the inception of the lease and depreciated by the method and at the rates indicated above. A corresponding obligation is recorded as a liability (note 35-e).

Special tools are depreciated over the estimated lives of the corresponding models, which are generally shorter than the useful lives of the tools concerned, due to the frequency of model changes.

l – Long-lived assets

An impairment loss is recognized whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset may not be recoverable. This is considered to be the case when the sum of undiscounted expected future cash flows, taking into account the assets' planned future use, is less than the carrying amount of the assets. The impairment loss is measured based on the fair value of the asset, measured by its discounted future cash flows or market value, if more readily determinable.

m – Investment securities

Investment securities held by Group companies consist solely of debt securities acquired with the intention of holding them to maturity. They are stated at their redemption value. Premiums and discounts are amortized over the life of the securities. Investment securities are recorded under "Long-term loans and investment securities" in the balance sheet.

n – Shares in non-consolidated companies

Shares in non-consolidated companies are written down in the case of a permanent impairment in value. Allowances for permanent impairment in value are determined based on the most appropriate financial criteria, including the Group's equity in the underlying net assets, the earnings outlook of the company and, in the case of listed companies, the share price.

o – Deferred income taxes

Deferred taxes are recognized by the liability method for temporary differences between the book value and tax basis of assets and liabilities and also in respect of tax loss carryforwards. An allowance is booked for net deferred tax assets where the related tax benefit is not likely to be realized (note 13-e).

In addition, effective from 2000, a deferred tax liability is recorded for the estimated tax payable on intercompany dividends planned to be distributed by consolidated companies (note 13-a).

No reserve is booked for taxes payable on intercompany dividends, where the distribution of consolidated companies' retained earnings is not planned, as these amounts are considered as having been permanently reinvested.

p – Inventories

Finished goods and work-in-progress are stated at the lower of cost or market. Market is defined as current replacement cost, by purchase or reproduction, provided that said cost does not exceed net realizable value. Cost is determined by the First-In First-Out (FIFO) method and includes direct and indirect production costs based on normal activity levels.

q – Credit losses

Credit losses are analyzed by the manufacturing and sales companies at each period end and allowances are booked, where appropriate, to cover the estimated risk of non-recovery.

Allowances for credit losses on finance receivables are charged to income as follows:

- retail financing: an allowance is booked when a retail installment contract is obtained, based on a historical and prospective evaluation of risk, and is periodically adjusted to take account of changes in the estimated risk;
- wholesale financing: an allowance based on historical statistics is booked on average outstanding balances during the year and is increased in the case of specifically identified risks.

As soon as a finance receivable is deemed irrecoverable, it is written off against the previously booked allowance for credit losses after taking into consideration the potential recovery from the guarantor and the value at which the repossessed vehicle is recorded in the balance sheet (at the lower of net investment in the receivable and its estimated market value). In addition, recognition of financing revenue is suspended.

At the time of disposal of a repossessed vehicle, the allowance for credit losses is adjusted to take account of any gain or loss on disposal. Any amounts subsequently recovered are credited to the statement of income.

r – Marketable securities

Securities that the Group intends to hold on a long-term basis are recorded under "Long-term loans and investment securities" and securities that are intended to be sold in the short-term are classified as "Short-term investments".

Marketable securities are recorded at cost, net of transaction expenses and accrued interest. They are written down at year-end in the case of a permanent impairment in value.

Unrealized gains and losses recorded under stockholders' equity further to the revaluation carried out in 1999 were reversed in 2000.

s – Cash and cash equivalents

This item consists solely of current account balances, trading securities (securities quoted on organized markets that are acquired with the intention of being held for periods not exceeding three months), units in money market funds which can be sold at short notice, market securities with maturities of less than three months and cash advances granted to companies accounted for by the equity method that are repayable on demand.

t – Pension and other retirement benefits

In addition to pension benefits paid in accordance with the laws and regulations of the countries in which they operate, Group companies are liable for the payment of supplementary pensions and retirement benefits.

Pension and retirement benefit obligations are recognized in full based on the present value of the commitments towards the employees concerned. These commitments are calculated on an actuarial basis and covered by external funds or reserves. The costs of pension and other retirement benefits are recognized over employee service lives (note 47-a-5).

The obligations of French subsidiaries for the payment of long-service awards (note 47-b) and the post-retirement benefit obligations of certain subsidiaries in the United States, concerning healthcare costs of retired employees (note 47-c), are funded by reserves recorded in the consolidated financial statements.

u – Own shares

Shares held for allocation on exercise of employee stock options
Peugeot S.A. shares and the shares of subsidiaries that are being held for allocation on exercise of employee stock options are carried at cost under "Short-term investments". An allowance is booked where required to cover the difference between the cost of these shares and the exercise price of the related options.

Peugeot S.A. treasury stock
Own shares acquired by the Group for any purpose other for allocation on exercise of stock options or to support the share price are recorded as a reduction in stockholders' equity, at cost, under "Treasury stock".

The proceeds from sales of treasury stock are credited directly to stockholders' equity and any disposal gains or losses therefore have no impact on the statement of income.

→ Note 2 - Effect of applying US GAAP

a – Effect on stockholders' equity and net income

Certain principles generally accepted in the United States of America (US GAAP) are not acceptable under French accounting principles and have therefore not been applied by the Group. The effect on stockholders' equity and net income of applying US GAAP is presented below:

1) Main differences

Early-termination plan costs
The cost of the early-termination plan was recognized in full in the consolidated statement of income for the year ended December 31, 1999, in accordance with French accounting standards. The plan did not meet certain of the criteria for recognition of the related cost in 1999 under US GAAP.

Additional minimum pension liability
Statement of Financial Accounting Standards (SFAS) n° 87 requires the recognition of an additional minimum liability if the sum of the reserves recorded in the balance sheet and the fair value of plan assets represent less than the accumulated benefit obligation. The portion of the additional minimum liability corresponding to prior service cost and the unamortized transition obligation is debited to "Intangible assets" and any remaining balance is recorded as a reduction in stockholders' equity, under "Other comprehensive income".

At December 31, 2001, the additional minimum liability amounted to €113 million, including €33 million debited to intangible assets and €80 million recorded under "Other comprehensive income". No additional minimum liability was required to be recognized in 1999 or 2000.

Recognition of restructuring reserves
A reserve for restructuring costs is booked when the restructuring plan is decided by management and its implementation is not subject to certain conditions being met.

Some of the restructuring measures decided in 2001 do not fulfil the more stringent recognition criteria contained in American accounting standard EITF 94.3.

Write-off of restructuring costs against goodwill
Under French GAAP (CRC 99-02), reserves to cover the cost of restructuring newly-acquired subsidiaries can be charged against the related goodwill, in some circumstances. This alternative accounting treatment of restructuring reserves is specific to France and does not exist in US GAAP.

Development costs to be billed to customers included in inventories
Certain development costs for accessories and components, that are to be billed to customers, are included in the cost of inventory.

Under U.S. accounting standard EITF 99-05, effective from 2000, these types of costs may not be capitalized. EITF 99-05 does not require prior years' financial statements to be restated to take account of this change of method.

Application of this standard in the opening balance sheet of the Sommer Allibert group led to an adjustment of the related goodwill.

Securitization
During the year, the Group sold a portfolio of finance receivables through a securitization operation described in note 23-a. The impact of this transaction on earnings for the year was not material.

Under US GAAP applicable to transfers of financial assets, the retained interest must be recorded under assets at fair value. Fair value is determined based on estimated discounted future cash flows from the retained interest, taking into account experience-based expected early repayment and credit loss rates. Early repayment and credit loss assumptions are based on the least favorable rates observed over the past four or five years. The discount rate applied includes a risk premium reflecting the variability of these parameters. The gain on the sale of the finance receivables takes into account the retained interest carried in the balance sheet and the original net book value of the assets and liabilities corresponding to the transferred assets.

Derivative instruments and hedging activities
Under French GAAP, derivative instruments may not be valued by the mark-to-market method.

The Group has applied Statement of Financial Accounting Standards (SFAS) n° 133 "Accounting for Derivative Instruments and Hedging Activities" effective from fiscal 2001.

The Group's current and interest rate risk management procedures are described in note 48.

The effect of applying SFAS 133 on opening stockholders' equity as of January 1, 2001 is shown separately from the effect on the accounts for the period.

The €13 million effect on the statement of income includes €3 million related to ineffective fair value hedges and €16 million corresponding to changes in the fair value of derivative instruments not qualified as hedges under SFAS 133.

Reserve for debenture redemption premiums
Amounts released from this reserve in respect of debentures converted into common stock during the year are credited to income. Under U.S. GAAP, the net-of-tax amount should be credited directly to stockholders' equity, without impacting the statement of income

Unrealized gains on marketable securities
Marketable securities are stated at cost and an allowance is booked to cover any permanent impairment in value.

Under US GAAP, marketable securities for which there is a liquid market are marked to market and the resulting unrealized gain or loss is posted directly to stockholders' equity without impacting the statement of income.

Own shares held in connection with stock option plans
Own shares that are being held for allocation on exercise of employee stock options are carried at cost under "Short-term investments". Under US GAAP these shares are deducted from stockholder equities at cost under"treasury stock".

2) Effect on stockholders' equity

(in millions of euros)	**Dec. 31, 2001**	Dec. 31, 2000	Dec. 31, 1999
Stockholders' equity according to French GAAP	**10,282**	9,361	8,332
Reserve for early-retirement costs	**-**	-	431
Additional minimum pension liability	**(80)**	-	-
Restructuring costs			
- Recognition of reserves	**21**	-	-
- Restructuring costs written off against goodwill	**(12)**	-	-
Development costs to be billed to customers included in inventory	**-**	-	-
- Internal developments	**(91)**	(16)	-
- Acquired developments	**(1)**	-	-
Securitization	**23**	-	-
Derivative instruments and hedging activities			
- Effect on opening balance sheet	**(13)**	N/A	N/A
- Effect on the financial statements for the year	**13**	N/A	N/A
Unrealized gains on marketable securities	**483**	-	-
Own shares held in connection with stock option plans	**(64)**	-	-
Income taxes	**(130)**	3	(163)
Minority interests	**17**	6	-
Stockholders' equity according to US GAAP	**10,448**	9,354	8,600

3) Impact on net income

(in millions of euros)	**2001**	2000	1999
Net income according to French GAAP	**1,691**	1,312	729
Reserve for early-retirement costs	**-**	(431)	431
Additional minimum pension liability	**-**	-	-
Restructuring costs			
- Recognition of reserves	**21**	-	-
- Restructuring costs written off against goodwill	**(12)**	-	-
Development costs to be billed to customers included in inventory			
- Internal developments	**(75)**	(16)	-
- Acquired developments	**(1)**	-	-
Securitization	**23**	-	-
Reserve for debenture redemption premiums	**(27)**	(26)	-
Derivative instruments and hedging activities			
- Effect on opening balance sheet	**(13)**	N/A	N/A
- Effect on the financial statements for the year	**13**	N/A	N/A
Unrealized gains on marketable securities			
Income taxes	**21**	175	(163)
Minority interests	**9**	6	-
Net income according to US GAAP	**1,650**	1,020	997
Basic earnings per €1 par value share*	**6.29**	3.91	3.51
Diluted earnings per €1 par value share*	**6.27**	3.74	3.23

** 1999 and 2000 earnings per share figures have been adjusted for the six-for-one stock-split. The average number of shares outstanding (note 31) excludes own shares recorded under "Short-term investments".*

b – Comprehensive income

Comprehensive income is calculated in accordance with SFAS 130 as follows:

(in millions of euros)	**2001**	2000	1999
Net income according to US GAAP	**1,650**	1,020	997
Translation adjustment	**(204)**	22	62
Additional minimum pension liability	**(80)**	-	-
Reserve for debenture redemption premiums	**27**	26	-
Securitization	**-**	-	-
Derivative instruments and hedging activities			
- Effect on opening balance sheet	**-**	-	-
- Effect on the financial statements for the year	**-**	-	-
Unrealized gains on marketable securities	**483**	(62)	62
Deferred taxes on reserves	**(155)**	(10)	-
Comprehensive income	**1,721**	996	1,121

→ NOTE 3 - Scope of consolidation

a – Number of consolidated companies

1) At year-end

	2001	2000	1999
Fully consolidated			
Manufacturing and sales companies	265	217	184
Finance companies	28	26	24
	293	243	208
Equity method			
Manufacturing and sales companies	24	14	14
	24	14	14
Total	**317**	257	222

2) Changes during the year

	2001	2000	1999
Consolidated companies at January 1	**257**	222	191
Newly-consolidated companies			
- Automobile importers	**3**	4	4
- Automobile dealers	**5**	22	6
- Automobile assembly companies	**-**	1	1
- Automotive components companies	**57**	4	22
- Transport companies	**2**	5	3
- Other manufacturing and sales companies	**1**	3	3
- Finance companies	**2**	2	-
Deconsolidated companies	**(6)**	(3)	(4)
Merger companies	**(4)**	(3)	(4)
Consolidated companies at December 31	**317**	257	222

b – Main changes in the scope of consolidation in 2001

1) Acquisition of a controlling interest in Sommer Allibert group

On January 3, 2001, Peugeot S.A. acquired the entire capital of SIT, whose sole assets are a 37.9% interest in Sommer Allibert representing 52.9% of voting rights. Prior to this acquisition, the former controlling stockholders of SIT purchased Sommer Allibert's non-automotive businesses, corresponding primarily to the Tarkett Sommer group. The acquisition of SIT represented an investment of €470 million, corresponding to a price per Sommer Allibert share of €57.5.

On January 4, 2001, Faurecia and SIT jointly made a public offer to purchase all outstanding shares of Sommer Allibert not already held by the group at a price per share of €57.5. At the close of the offer period, each of the two companies had acquired a further 30.12% of Sommer Allibert's capital at a total cost of €379 million

On January 10, 2001, Faurecia made a public offer for the shares of SAI Automotive AG not already held by the group, at a price per share of €15. SAI Automotive AG, a company quoted on the Frankfurt stock exchange, combines most of Sommer Allibert's automotive businesses. At the close of the offer period, the group had acquired 27.31% of SAI Automotive AG's capital at a cost of €209 million.

On June 1, 2001, Peugeot S.A. contributed its interest in SIT to Faurecia, giving Faurecia control over Sommer Allibert's automotive business.

On October 16, 2001, Faurecia launched a public buyout offer for Sommer Allibert shares followed by the compulsory buyout of all remaining shares, at a price of €57.5 per Sommer Allibert share. The buyout was completed on October, 30, 2001.

Following these transactions, which represented a total investment of €1,495 million, Peugeot S.A. now holds 71.6% of the capital of Faurecia which in turn owns, directly or indirectly, the entire capital of Sommer Allibert and 96.8% of the capital of SAI Automotive AG.

Goodwill arising on these acquisitions totaled €1,278 million, including €166 million related to the Faurecia shares received by Peugeot S.A. in exchange for SIT shares and €1,112 million related to the shares of Sommer Allibert and its subsidiaries acquired by the Group.

2) Divestment of Transauto-Stur

In connection with the refocusing on its core businesses, during the year . Gefco sold the Transauto-Stur vehicle leasing business to the VIA Location group. The loss on the sale amounted to €14 million after tax.

3) Reorganization of Group operations in Spain

In 2001, the Group carried out a legal restructuring of its Automobile division in Spain to align the legal structure with the division's management structure.

The Automobile division in Spain is now organized around three main entities:

- a manufacturing entity, Peugeot Citroën Automobiles España, wholly-owned by Peugeot Citroën Automobiles;
- a sales entity for the Peugeot marque, Peugeot España, wholly-owned by Automobiles Peugeot;
- a sales entity for the Citroën marque, Citroën España, wholly-owned by Automobiles Citroën.

The reorganization had no impact on the consolidated financial statements.

4) Buyout of minority interests in Peugeot Citroën do Brasil

In accordance with the terms of an agreement signed on December 20, 2001, the Group acquired the Rio de Janeiro state government's 31.82% interest in Peugeot Citroën do Brasil. Goodwill on the acquisition of these shares amounted to €57 million.

c – Main changes in the scope of consolidation in 2000

The impact of the changes in the scope of consolidation in 2000 on the consolidated financial statements was not material. The main changes in the scope of consolidation were as follows

1) Divestiture of steering systems business

As part of the strategy to refocus on its core businesses, the Group spun-off its steering systems business (Dijon and Saint-Etienne plants), and subsequently sold the newly-created company.

2) Acquisition of remaining interest in Peugeot Japan

On February 3, 2000 the Group purchased the remaining 50% interest held by its partner in the Inchcape Peugeot Japan joint venture, which has been renamed Peugeot Japon KN. This acquisition will provide Automobiles Peugeot with a platform for accelerated business expansion in Japan.

3) Increase in the Group's interest in Gefco KN

The PSA Peugeot Citroën Group increased its interest in its German transport subsidiary, Gefco KN GmbH, to 74.86%. Goodwill arising on the acquisition of the additional interest amounted to €10.7 million.

4) Divestiture of the Formula 1 engines business

Automobiles Peugeot completed its withdrawal from motor racing by selling the Formula 1 engines business to DJ33. This company was sold on December 28, 2000 without having been consolidated prior to its sale.

d – Main changes in the scope of consolidation in 1999

1) Merger of Ecia and Bertrand Faure

Following the friendly takeover bid made by Ecia in December 1997, Ecia held 98.76% of the capital of Bertrand Faure, directly and indirectly. During the first half of 1999, a restructuring operation was carried out to align legal structures with operating structures. At Extraordinary Meetings held on June 1, 1999, the stockholders of Ecia and Bertrand Faure approved the merger of their two companies to form a new company, named Faurecia. The PSA Peugeot Citroën Group remained the majority stockholder of Faurecia, with 52.63% of the capital as of December 31, 1999. The €1.6 million dilution loss arising from the merger was charged to the income statement under "Other income (expense), net".

2) Acquisition of an additional interest in Peugeot Citroën Argentina

On June 30, 1999, the PSA Peugeot Citroën Group acquired the Macri Group's 32% interest in Sevel Argentina S.A. Following this transaction, the Group launched a public tender offer for the remaining Sevel Argentina S.A. shares. During the offer period, which lasted from November 16, 1999 to December 15, 1999, shares representing 5.41% of Sevel Argentina S.A.'s capital were tendered to the offer. Total goodwill arising on acquisition of Sevel Argentina S.A., including these transactions which were carried out one year after PSA Peugeot Citroën's initial acquisition of a controlling interest in this subsidiary, amounted to €249 million.

On December 22, 1999, the Buenos-Aires Stock Exchange authorities officially authorized the launch of a procedure to delist Sevel Argentina, which was completed on February 24, 2000. The PSA Peugeot Citroën Group now holds 99.7% of the capital of the company, which has been renamed Peugeot Citroën Argentina.

3) Full consolidation of Peugeot Citroën do Brasil

Peugeot Citroën do Brasil was fully consolidated for the first time in 1999. Construction of the plant, which is located at Porto Real, 160km from Rio de Janeiro, began in January 1999. The company started producing the Citroën Xsara Picasso at the end of December 2000, and the Peugeot 206 in 2001.

4) Acquisition of a majority interest in KN Elan GmbH & Co KG

Gefco, the Group subsidiary which spearheads the transport business, signed an agreement with Kühne & Nagel providing for the pooling of the two groups' parcel delivery businesses in Europe.

The first step in the process took place on October 28, 1999 with the acquisition by Gefco of 60% of the capital of KN Elan GmbH & Co KG, which has been renamed Gefco KN GmbH & Co KG. Goodwill arising on the acquisition amounted to €25 million.

5) Acquisition of AP Automotive Holding

On December 30, 1999, Faurecia acquired the entire capital of AP Automotive Holdings Inc., the parent company of a group specialized in the manufacture of exhaust systems. Goodwill arising on the acquisition amounted to €189 million.

6) Divestiture of SAMM

SAMM (Société d'Applications des Machines Motrices) was sold in May 1999 to Lucas France SAS. The transaction netted an after-tax gain of €56 million which is included in net income for 1999.

7) Divestiture of the elastomer business

The elastomer business which was conducted solely at the Rennes-La-Barre-Thomas facility in France, was transferred to DJ-26, which was subsequently divested in December 1999. DJ-26 was not consolidated prior to its divestment.

e – Impact of changes in scope of consolidation on consolidated net sales

2001

Consolidation of the Sommer Allibert group added €2,234 million to 2001 net sales, compared with the previous year.

2000

The acquisition of the APAS group had the effect of increasing consolidated net sales by €564 million. The consolidation of Gefco KN GmbH over the full year versus 3 months in 1999 added €174 million. The divestiture of SAMM and other companies trimmed €24 million from consolidated net sales.

1999

The acquisition of Gefco KN GmbH & Co KG had the effect of increasing consolidated net sales by €62 million. The full consolidation of Crédipar added €339 million.

f – Impact of changes in scope of consolidation on other consolidated data

The consolidation of the Sommer Allibert group at the level of the Faurecia group had a material impact on consolidated data. Pro forma performance indicators for the Automotive Equipment division are provided in note 4-a-3, determined as if Sommer Allibert had been consolidated from the beginning of the periods presented.

The impact of the other changes in scope of consolidation on consolidated data other than sales is not material.

→ Note 4 - Segment information

a – Industry segments

1) Manufacturing and sales companies

The PSA Peugeot Citroën Group's manufacturing and sales operations are organized around three main industry segments:

- Automotive Activities covering the design, manufacture and sale of cars and commercial vehicles under the Peugeot and Citroën marques.
- Automotive Equipment, corresponding to the Faurecia group, which specializes mainly in the vehicle interior, automobile seating, front-end and exhaust systems sectors.
- Transportation and Logistics, corresponding to the Gefco group, which specializes in vehicle and goods transportation.

Manufacturing and Sales also includes the activities of the holding company, Peugeot S.A., directly related activities, motorcycle manufacturing, engine sales and plant and equipment design.

The main Manufacturing and Sales performance indicators, by business segment, are as follows:

2001

(in millions of euros)	Automobile Division	Automotive Equipment Division	Transportation and Logistics Division	Other	Eliminations	Total
Net sales						
- to third parties	41,306	7,452	983	547		50,288
- intercompany, intersegment	218	2,159	1,660	429	(4,466)	-
Total	41,524	9,611	2,643	976	(4,466)	50,288
Operating expense	(39,314)	(7,192)	(864)	(516)	2	(47,884)
Operating margin	1,992	260	119	31	2	2,404
Interest income (expense), net	33	(92)	(14)	25	-	(48)
Income before tax of fully-consolidated companies	1,918	74	92	317	2	2,403
Pre-tax earnings of companies at equity	(2)	4	-	-	-	2
Intangible assets	127	25	31	-	-	183
Property, plant and equipment	9,509	1,570	255	127	-	11,461
Capital expenditure	2,398	436	85	19	-	2,938
Depreciation of property, plant and equipment and special tools	1,636	285	33	20	-	1,974
Working capital provided by operations	2,963	346	104	26	1	3,440

2000

(in millions of euros)	Automobile Division	Automotive Equipment Division	Transportation and Logistics Division	Other	Eliminations	Total
Net sales						
- to third parties	37,242	4,279	932	525		42,978
- intercompany, intersegment	194	1,561	1,397	458	(3,610)	-
Total	37,436	5,840	2,329	983	(3,610)	42,978
Operating expense	(35,663)	(4,097)	(832)	(523)	(6)	(41,121)
Operating margin	1,579	182	100	2	(6)	1,857
Interest income (expense), net	135	(64)	(6)	21		86
Income before tax of fully-consolidated companies	1,755	86	93	27	(6)	1,955
Pre-tax earnings of companies at equity	14	8	-	-	-	22
Intangible assets	99	23	14	-	-	136
Property, plant and equipment	8,974	991	229	165		10,359
Capital expenditure	2,497	290	74	37		2,898
Depreciation of property, plant and equipment and special tools	1,631	188	37	21		1,877
Working capital provided by operations	2,757	244	91	131	(2)	3,221

Exercice 1999

(in millions of euros)	Automobile Division	Automotive Equipment Division	Transportation and Logistics Division	Other	Eliminations	Total
Net sales						
- to third parties	32,596	2,982	656	506		36,740
- intercompany, intersegment	137	1,285	1,104	420	(2,946)	-
Total	32,733	4,267	1,760	926	(2,946)	36,740
Operating expense	(31,465)	(2,784)	(564)	(495)	-	(35,308)
Operating margin	1,131	198	92	11	-	1,432
Interest income (expense), net	(2)	(30)	(2)	12	-	(22)
Income before tax of fully-consolidated companies	608	154	98	64	-	924
Pre-tax earnings of companies at equity	42	8	-	-	-	50
Intangible assets	54	45	6	-	-	105
Property, plant and equipment	8,228	885	191	150	-	9,454
Capital expenditure	1,700	191	53	27	-	1,971
Depreciation of property, plant and equipment and special tools	1,557	157	34	23	-	1,771
Working capital provided by operations	1,907	263	89	423	-	2,682

2) Automobile division

Effective from 2001, the cost of certain sales incentive programs is deducted from sales rather than from operating expenses (note 1-e). This change of presentation has no impact on operating margin. If the accounting presentation applied in prior years had also been followed in 2001, Automobile division sales would have amounted to €42,656 million and the Division's contribution to consolidated sales would have totaled €42,438 million.

3) Automotive Equipment Division – pro forma figures

The following table provides a comparison between published Automotive Equipment Division data for 2001 and 2000 and pro forma 2000 data including Sommer Allibert as if it had been consolidated from the beginning of the period.

(in millions of euros)	**2001**	2000 Pro forma	2000 Published
Net sales			
- to third parties	**7,452**	6,513	4,279
- intercompany, intersegment	**2,159**	1,878	1,561
Total	**9,611**	8,391	5,840
Operating expense	**(7,192)**	(6,216)	(4,097)
Operating margin	**260**	297	182
Interest income (expense), net	**(92)**	(97)	(64)
Income before tax of fully-consolidated companies	**74**	63	86
Pre-tax earnings of companies at equity	**4**	4	8
Intangible assets at December 31	**25**	37	23
Property, plant and equipment at December 31	**1,570**	1,449	991

4) Finance Companies

The finance companies, corresponding to the Banque PSA Finance group, finance sales of Peugeot and Citroën marque vehicles to customers and provide wholesale financing to the two marques' dealer networks.

This business is significantly different from that of the Group's other divisions and the corresponding data are therefore shown separately in the consolidated financial statements in order to present more clearly the performance of the various businesses.

b – Geographic areas

In the tables below, sales are presented by destination of products sold, and other information by geographic location of the subsidiary concerned.

1) Manufacturing and sales companies

(in millions of euros)	Western Europe	Rest of Europe	Latin America	Rest of world	Total
2001					
Net sales	**43,394**	**1,670**	**1,522**	**3,702**	**50,288**
Intangible assets	**165**	**3**	**2**	**13**	**183**
Property, plant and equipment	**10,449**	**175**	**644**	**193**	**11,461**
Capital expenditures	**2,651**	**74**	**162**	**51**	**2,938**
2000					
Net sales	37,540	1,602	1,268	2,568	42,978
Intangible assets	119	3	1	13	136
Property, plant and equipment	9,525	55	644	135	10,359
Capital expenditures	2,574	25	256	43	2,898
1999					
Net sales	33,433	1,075	990	1,242	36,740
Intangible assets	78	-	-	27	105
Property, plant and equipment	8,888	34	425	107	9,454
Capital expenditures	1,826	13	116	16	1,971

2) Finance companies

The finance companies operate primarily in Western Europe.

→ Note 5 - Key financial data for the Group

(in millions of euros)	**2001**	2000	1999
Net sales			
Manufacturing and sales companies	**50,288**	42,978	36,740
Finance companies (excluding intercompany)	**1,375**	1,203	1,067
Consolidated net sales	**51,663**	44,181	37,807
- Western Europe	**44,750**	38,743	34,500
- Rest of Europe	**1,670**	1,602	1,075
- Latin America	**1,541**	1,268	990
- Rest of world	**3,702**	2,568	1,242
Operating margin			
Manufacturing and sales companies	**2,404**	1,857	1,432
Finance companies (excluding intercompany)	**248**	264	242
Consolidated operating margin	**2,652**	2,121	1,674
Income before tax of fully-consolidated companies			
Manufacturing and sales companies	**2,403**	1,955	924
Finance companies (excluding intercompany)	**244**	261	235
Income before tax of fully-consolidated companies	**2,647**	2,216	1,159
Income taxes (Group)	**(835)**	(713)	(356)
Net income of fully-consolidated companies	**1,812**	1,503	803
Intangible assets	**204**	156	112
Property, plant and equipment	**11,513**	10,490	9,580
Total assets			
Combined – manufacturing and sales companies and finance companies	**55,820**	46,963	42,797
Elimination of inter-business accounts	**(712)**	(2,138)	(2,983)
Total assets (Group)	**55,108**	44,825	39,814
Capital expenditure			
Manufacturing and sales companies	**2,938**	2,898	1,971
Finance companies	**9**	34	39
Capital expenditure (Group)	**2,947**	2,932	2,010
Depreciation of property, plant and equipment	**1,980**	1,904	1,796
Working capital provided by operations			
Manufacturing and sales companies	**3,440**	3,221	2,682
Finance companies	**160**	222	214
Working capital provided by operations (Group)	**3,600**	3,443	2,896

→ Note 6 - Cost of goods and services sold – manufacturing and sales companies

The cost of goods and services sold by the manufacturing and sales companies includes the cost of financing receivables from independent dealers, paid by the Automobile Division.

(in millions of euros)	**2001**	2000	1999
	190	142	140

→ Note 7 - Payroll cost

Group payroll costs are as follows:

a – Manufacturing and sales companies

(in millions of euros)	**2001**	2000	1999
Automobile Division	**5,339**	5,031	4,802
Automotive Equipment Division	**1,745**	1,111	907
Transportation and Logistics Division	**276**	256	205
Other	**178**	177	171
Total	**7,538**	6,575	6,085

b – Finance companies

(in millions of euros)	**2001**	2000	1999
	111	105	102

➔ NOTE 8 - Depreciation expense – manufacturing and sales companies

Depreciation expense included in operating expense breaks down as follows:

(in millions of euros)	2001	2000	1999
Special tools	518	679	634
Other property, plant and equipment	1,468	1,207	1,141
Investment grants	(12)	(9)	(4)
Total	1,974	1,877	1,771

➔ NOTE 9 - Restructuration costs – manufacturing and sales companies

a – Analysis by type

(in millions of euros)	2001	2000	1999
Workforce reductions	104	22	52
Discontinued production operations	11	19	2
Total	115	41	54

b – Number of employees affected by workforce reductions

(number of employees)	2001	2000	1999
France	339	443	138
Spain	279	22	861
United Kingdom	-	427	-
Rest of Europe	541	78	74
United States	373	-	-
Argentina	444	-	-
Total	1,976	970	1,073

➔ NOTE 10 - Interest income (expense), net – manufacturing ans sales companies

Interest income and expense of manufacturing and sales companies can be analyzed as follows:

(in millions of euros)	2001	2000	1999
Interest expense	(502)	(369)	(318)
Interest income	404	379	273
Capitalized interest	50	76	23
Total	(48)	86	(22)

➔ NOTE 11 - Other income (expense), net – manufacturing and sales companies

Other income and expense include the following amounts:

(in millions of euros)	2001	2000	1999
Net gains on disposals of assets	214	134	63
Net loss on retirement of convertible debentures	-	(125)	-
Reversals of reserves for convertible debenture redemption premiums	27	26	-
Exchange losses, net	(24)	(6)	(37)
Net additions to contingency reserves and allowances for impairment in value of long-lived assets	(15)	(11)	(43)
Revenue from investments in non-consolidated companies	5	5	9
Other	(14)	(2)	7
Total	193	21	(1)

Net gains on disposals of assets include:
- in 2001, a €228 million profit on the sale of a real estate complex in the Paris area;
- in 2000, a €95 million profit on the sale of marketable securities.

➔ NOTE 12 - Operating expenses – finance companies

(in millions of euros)	2001	2000	1999
Interest and amortization expense	(741)	(616)	(513)
Commission expense	(192)	(152)	(111)
Other operating expenses	(338)	(304)	(273)
Credit losses	(68)	(51)	(55)
Total	(1,339)	(1,123)	(952)

→ NOTE 13 - Income taxes

a - Income taxes can be analyzed as follows:

(in millions of euros)	**2001**	2000	1999
Current taxes (note 13-b)			
- Corporate income taxes	**(982)**	(741)	(368)
- Tax on intercompany dividends	**(3)**	(9)	-
- Temporary surtax levied on French companies (note 13-d)	-	-	(5)
Deferred taxes			
- Deferred taxes for the period	**135**	44	62
- Tax on planned intercompany distributions	**4**	(10)	-
- Valuation allowances – deferred tax assets (note 13-e)	**(16)**	(31)	(15)
- Effect of change in the French tax rate (note 13-c)	**27**	34	(30)
	(835)	(713)	(356)
Manufacturing and sales companies	**(750)**	(601)	(251)
Finance companies	**(85)**	(112)	(105)

b - Income taxes currently payable represent the amounts paid or currently due to the tax authorities for the year, calculated in accordance with the tax regulations and rates in effect in the various countries. Effective from January 1, 1990, Peugeot S.A. and its French subsidiaries that are at least 95%-owned have elected to determine French income taxes on a consolidated basis according to Article 223 A of the French Tax Code.

c - Deferred taxes are determined as described in note 1-o.

The Tax Law n° 97-1026 of November 10, 1997 confirmed the permanent nature of the 10% surtax introduced by French Tax Law n° 95-885 of August 4, 1995. In the French Finance Act n° 2000.1352 of December 30, 2000 the surtax was reduced to 6% for 2001 and 3% for 2002. Net deferred taxes as of December 31, 2000 and December 31, 2001 have been adjusted accordingly.

Law nº 99-1140 of December 29, 1999 dealing with the financing of the social security system provided for the introduction of a surtax equal to 3.3% of the corporate income tax liability of French companies. This surtax has had the effect of raising the French corporate income tax rate by 1.1% effective from January 1, 2000. This surtax has been taken into account in the computation of net deferred taxes as of December 31, 1999.

d - The French Tax Law n° 97-1026 of November 10, 1997 also introduced a new corporate surtax to be levied at the rate of 15% in 1997 and 1998 and 10% in 1999. This surtax was abolished for 2000.

e - Valuation allowances against deferred tax assets corresponding to tax loss carryforwards that are not certain to be utilized in the foreseeable future were as follows as of December 31, 2001, 2000 and 1999:

(in millions of euros)	**2001**	2000	1999
	132	115	84

f - Deferred taxes recognized on undiscounted bases represent a net asset. They have not been discounted because of the high level of uncertainty concerning the period in which the related temporary differences are likely to reverse.

g - The following table reconciles the standard tax rate in France to the effective rate of tax paid by the Group:

(in percentage)	**2001**	2000	1999
French standard income tax rate	**(36.4)**	(37.8)	(36.7)
- Change in French tax rate (note 13-c)	1.0	1.6	(2.6)
- Temporary 15% or 10% surtax (note 13-d)	-	-	(0.4)
- Permanent differences	(0.5)	1.3	0.6
- Income taxable at reduced rates (France)	0.6	0.7	2.7
- Tax credits	0.8	0.6	4.3
- Effect of differences in foreign tax rates and others	3.6	2.8	2.8
- Deferred tax assets covered by valuation allowances (note 13-e)	(0.6)	(1.4)	(1.3)
	(31.5)	(32.2)	(30.6)

→ NOTE 14 - Goodwill

a – Manufacturing and sales companies

1) Breakdown by company

2001

(in millions of euros)	Cost	Amortization	Net
Faurecia			
- Bertrand Faure acquisition	839	(172)	667
- Sommer Allibert acquisition	166	(4)	162
Sommer Allibert group	1,112	(48)	1,064
AP Automotive Holding	245	(24)	221
Other Faurecia subsidiaries	38	(15)	23
Peugeot Citroën Argentina	303	(303)	-
Peugeot Citroën do Brasil	57	-	57
Gefco KN GmbH & Co	36	(5)	31
	2,796	(571)	2,225

2000

(in millions of euros)	Cost	Amortization	Net
Faurecia (Bertrand Faure acquisition)	839	(129)	710
AP Automotive Holding	232	(12)	220
Other Faurecia subsidiaries	30	(13)	17
Peugeot Citroën Argentina	287	(214)	73
Gefco KN GmbH & Co	36	(2)	34
	1,424	(370)	1,054

1999

(in millions of euros)	Cost	Amortization	Net
Faurecia (Bertrand Faure acquisition)	843	(87)	756
AP Automotive Holding	190	-	190
Other Faurecia subsidiaries	17	(7)	10
Peugeot Citroën Argentina	249	(15)	234
Gefco KN GmbH & Co	25	-	25
	1,324	(109)	1,215

2) Movements

(in millions of euros)	2001	2000	1999
Opening balance, net	1,054	1,215	892
Goodwill on acquisitions for the year and translation adjustment	1,364	97	378
Amortization for the year	(118)	(70)	(55)
Exceptional amortization	(75)	(188)	-
Closing balance, net	2,225	1,054	1,215

Faurecia

Goodwill recorded in 2001 includes goodwill of €1,278 million arising on acquisition of the Sommer Allibert group (note 3-b-1). This goodwill is being amortized over 20 years, from the date of acquisition of the various blocks of shares. The amortization charge for 2001 was €52 million.

Peugeot Citroën Argentina

Exceptional amortization of goodwill concerns Peugeot Citroën Argentina and includes:

In 2001:

- amortization of €56 million offset by the reversal of an equivalent amount from contingency reserves, following the favorable outcome of a risk that was recorded in the balance sheet of Peugeot Citroën Argentina when the company was first consolidated;
- additional amortization of €19 million to write off the balance of the goodwill in accordance with the principle described in note 1-l.

In 2000:

- amortization of €61 million offset by the reversal of an equivalent amount from contingency reserves, following the favorable outcome of a risk that was recorded in the balance sheet of Peugeot Citroën Argentina when the company was first consolidated;
- additional amortization of €127 million recorded in accordance with the policy described in note 1-l.

b – Finance companies

Goodwill concerns Crédipar. The gross amount is €100 million, amortized over 20 years.

→ NOTE 15 - Intangible assets

Intangible assets, including software development costs as described in note 1-j, break down as follows :

a – Manufacturing and sales companies

(in millions of euros)	2001 Cost	2001 Amortization	2001 Net	2000 Cost	2000 Amortization	2000 Net	1999 Cost	1999 Amortization	1999 Net
Software development cost	265	(107)	158	160	(50)	110	56	(3)	53
Other intangible assets	60	(35)	25	55	(29)	26	98	(46)	52
Total	325	(142)	183	215	(79)	136	154	(49)	105

b – Finance companies

(in millions of euros)	2001			2000			1999		
	Cost	Amortization	Net	Cost	Amortization	Net	Cost	Amortization	Net
Software development costs	**26**	**(7)**	**19**	24	(7)	17	10	(3)	7
Other intangible assets	**6**	**(4)**	**2**	7	(4)	3	3	(3)	-
Total	**32**	**(11)**	**21**	31	(11)	20	13	(6)	7

→ NOTE 16 - Property, plant and equipment

a – Manufacturing and sales companies

1) Analysis by category

(in millions of euros)	2001			2000			1999		
	Cost	Depreciation	Net	Cost	Depreciation	Net	Cost	Depreciation	Net
Land	**364**	**(9)**	**355**	353	(10)	343	333	(8)	325
Buildings	**4,292**	**(2,146)**	**2,146**	3,783	(1,989)	1,794	3,663	(1,856)	1,807
Plant and equipment	**13,779**	**(8,596)**	**5,183**	12,377	(7,774)	4,603	12,345	(7,774)	4,571
Vehicles and handling equipment	**613**	**(400)**	**213**	722	(474)	248	674	(476)	198
Fixtures, fittings and other	**816**	**(502)**	**314**	691	(417)	274	602	(373)	229
Assets under construction	**1,321**	**-**	**1,321**	1,936	-	1,936	1,036	-	1,036
	21,185	**(11,653)**	**9,532**	19,862	(10,664)	9,198	18,653	(10,487)	8,166
Leased vehicles	**253**	**(65)**	**188**	280	(76)	204	257	(57)	200
Special tools	**7,253**	**(5,512)**	**1,741**	6,442	(5,485)	957	6,175	(5,087)	1,088
	7,506	**(5,577)**	**1,929**	6,722	(5,561)	1,161	6,432	(5,144)	1,288
Total	**28,691**	**(17,230)**	**11,461**	26,584	(16,225)	10,359	25,085	(15,631)	9,454

2) Capitalized interest

(in millions of euros)	2001	2000	1999
	50	76	23

3) Movements for the year

(in millions of euros)	2001	2000	1999
Cost			
As of January 1	**26,584**	25,085	24,334
Additions	**2,938**	2,897	1,971
Disposals	**(1,573)**	(1,371)	(1,325)
Changes in scope of consolidation and other	**993**	(85)	(76)
Translation adjustment	**(251)**	58	181
As of December 31	**28,691**	26,584	25,085
Depreciation			
As of January 1	**16,225**	15,631	14,998
Depreciation for the year	**1,985**	1,886	1,775
Depreciation written off on disposals	**(1,354)**	(1,264)	(1,155)
Changes in scope of consolidation and other	**502**	(59)	(74)
Translation adjustment	**(128)**	31	87
As of December 31	**17,230**	16,225	15,631

b - Finance companies

Property and equipment of Group finance companies can be analyzed as follows:

	2001			2000			1999		
(in millions of euros)	Cost	Depre-ciation	Net	Cost	Depre-ciation	Net	Cost	Depre-ciation	Net
Buildings	48	(13)	35	48	(15)	33	46	(14)	32
Equipment and other	52	(35)	17	55	(33)	22	50	(28)	22
	100	(48)	52	103	(48)	55	96	(42)	54
Leased vehicles	-	-	-	107	(31)	76	100	(28)	72
Total	100	(48)	52	210	(79)	131	196	(70)	126

In 2001, the characteristics of PSA Finance Nederland's portfolio of long-term leases were analyzed in detail by reference to the criteria applied to determine the accounting classification of leases. The analysis showed that the leases fulfilled the criteria for classification as sales-type leases.

→ NOTE 17 - Long-term loans and investment securities

Long-term loans and investment securities include:

(in millions of euros)	2001	2000	1999
Value-added tax credit	-	45	77
Investment securities (note 1-m)	4	3	1
Advances to non-consolidated companies	71	87	223
Very long-term loans under the Government housing scheme (France)	29	23	20
Other long-term loans and receivables	77	60	70
	181	218	391
Marketable securities with maturities in excess of one year (note 1-r)			
- Restricted stock	66	344	345
- Other	377	548	436
Total	624	1,110	1,172

→ NOTE 18 - Investments in companies at equity

Investments accounted for by the equity method (note 1-a) generally correspond to holdings of 20 to 50%. Companies accounted for by the equity method primarily consist of manufacturers of automotive equipment and vehicle manufacturers.

a – Changes in investments in companies at equity

(in millions of euros)	2001	2000	1999
As of January 1	203	194	196
Dividends paid and income transfers	(9)	(13)	(36)
Group equity in net earnings for the year	9	19	31
Acquisitions	15	-	-
Disposals	(1)	-	-
Translation adjustment	(2)	(1)	3
As of December 31	215	203	194

b – Equity in net assets of companies at equity

(in millions of euros)	%	2001	2000	1999
Française de Mécanique	50	85	79	75
Société de Transmissions Automatiques	20	3	3	4
Société Franco-Suédoise de Moteurs PRV	50	N/A	1	1
Société Européenne de Véhicules Légers du Nord (Sevelnord)	50	35	38	38
Gisevel	50	5	4	3
Sevelind	50	(74)	(86)	(96)
Sevel S.p.A.	50	130	146	150
Siemens Automotiv Hydraulics	48	3	3	
Faurecia group companies	N/A	28	15	19
Total		215	203	194

c – Equity in net earnings of companies at equity

(in millions of euros)	%	2001	2000	1999
Française de Mécanique	50	12	8	4
Société de Transmissions Automatiques	20	-	(1)	(1)
Société Franco-Suédoise de Moteurs PRV	50	-	-	-
Société Européenne de Véhicules Légers du Nord (Sevelnord)	50	(3)	-	5
Gisevel	50	1	-	1
Sevelind	50	12	11	7
Sevel S.p.A.	50	(15)	(2)	10
Siemens Automotiv Hydraulics	48	-	(2)	-
Faurecia group companies	N/A	2	5	5
Total		9	19	31
Breakdown: Earnings before tax		2	22	50
Income taxes		7	(3)	(19)
Net earnings		9	19	31

d – Key combined financial data of companies at equity

(in millions of euros)	2001	2000	1999
Capital employed			
- Property, plant and equipment	**633**	590	611
- Working capital	**424**	398	370
- Other capital employed	**(31)**	7	6
Total	**1,026**	995	987
Capital expenditure	**145**	92	48

e – Amounts receivable from and payable to companies at equity

(in millions of euros)	2001	2000	1999
Long-term loans	**53**	61	65
Current maturities of long-term loans	**10**	19	9
Short-term advances	**83**	56	43
Accounts and notes payable	**776**	809	722
Short-term borrowings	**24**	67	29
Accounts and notes receivable	**134**	153	153

→ NOTE 19 - Shares in non-consolidated companies

a – Book value

(in millions of euros)	2001	2000	1999
At cost	**640**	603	467
Allowances	**(402)**	(349)	(339)
Net book value	**238**	254	128

b – Portfolio breakdown

(in millions of euros)	% interest	2001	2000	1999
Dongfeng Citroën Automotive Corp - DCAC	27	**109**	109	0
Financière Pergolèse	100	**17**	28	13
Circulos de inversiones -CISA	100	**7**	18	28
Jeppener	100	**12**	18	18
Other		**93**	81	69
Total		**238**	254	128

→ NOTE 20 - Other non-current assets

Other non-current assets can be analyzed as follows:

(in millions of euros)	2001	2000	1999
Excess of payments to external funds over pension obligations (note 47-a-3)	**107**	93	95
Other	**97**	83	136
Total	**204**	176	231

→ NOTE 21 - Inventories

Inventories can be analyzed as follows:

(in millions of euros)	2001	2000	1999
At cost			
Raw materials and supplies	**864**	702	597
Semi-finished products and work-in-progress	**1,282**	1,009	713
Goods for resale and used vehicles	**1,153**	824	693
Finished products and replacement parts	**3,446**	2,988	2,452
	6,745	5,523	4,455
Less: allowances	**(527)**	(352)	(355)
Total	**6,218**	5,171	4,100

Movements in inventories are analyzed in note 40-a-2.

→ NOTE 22 - Accounts and notes receivable, net

Accounts and notes receivable can be analyzed as follows:

(in millions of euros)	2001	2000	1999
Accounts and notes receivable	**4,046**	3,478	2,833
Less: allowances	**(191)**	(192)	(191)
Total	**3,855**	3,286	2,642

This item does not include receivables from dealers transferred to the finance companies which are shown in the consolidated balance sheet under "Finance receivables".

Movements in accounts and notes receivable are analyzed in note 40-a-2.

→ NOTE 23 - Finance receivable

a – Securitization

On June 28, 2001, two Crédipar subsidiaries, Din and Sofi, sold €1 billion worth of automobile loans to the 2001-1 fund of the newly-created Auto ABS special purpose entity. The Auto ABS 2001-1 fund issued €950 million worth of preferred asset-backed securities and €50 million worth of subordinated asset-backed securities. Crédipar's retained interest amounts to €10,000. Auto ABS 2001-1 is a closed-end fund and will not issue any new securities. It will acquire additional automobile loans from Din and Sofi over the next two years. The preferred and subordinated asset-backed securities are secured by a €20 million deposit paid by Crédipar. The automobile loans will continue to be managed by Din and Sofi.

The securitized loans are no longer carried in the balance sheet. The impact of the operation on earnings for the period was not material. Crédipar's retained interest is included in short-term investments. Allowances for losses on the sold loans booked when the loans were made, in accordance with Group accounting policy, have been maintained in the balance sheet to cover the risk of losses on the deposit.

b – Detail of finance receivables

After taking into account the effects of the securitization, finance receivables break down as follows:

(in millions of euros)	2001	2000	1999
Retail and lease finance receivables	13,000	11,880	10,465
Wholesale receivables	4,196	3,580	2,852
	17,196	15,460	13,317
Deferred revenue	(1,197)	(1,040)	(899)
Less: allowances	(259)	(265)	(236)
	15,740	14,155	12,182

Retail and lease finance receivables represent loans made by finance companies to Peugeot and Citroën customers for the purchase of cars.

Wholesale receivables represent amounts due to Peugeot and Citroën by their dealer networks which have been transferred to the Group finance companies and working capital loans made by the finance companies to the dealer networks.

The Automobile Division bears the financing costs on the following amounts due by its dealer networks, which have been transferred to the Group finance companies:

(in millions of euros)	2001	2000	1999
	2,425	2,315	1,821

2001

Maturities of finance receivables as of December 31, 2001

(in millions of euros)	2002	2003	2004	Subsequent years	Total
Retail and lease finance receivables	4,286	3,641	3,005	2,068	13,000
Wholesale receivables	4,174	9	5	8	4,196
Total	8,460	3,650	3,010	2,076	17,196

Movements in allowances for credit losses

(in millions of euros)	Retail and lease finance receivables	Wholesale receivables	Total
Opening balance	223	42	265
Movements for the year	0	(6)	(6)
Closing balance	223	36	259

2000

Maturities of finance receivables as of December 31, 2000

(in millions of euros)	2001	2002	2003	Subsequent years	Total
Retail and lease finance receivables	4,109	3,345	2,708	1,718	11,880
Wholesale receivables	3,555	11	5	9	3,580
Total	7,664	3,356	2,713	1,727	15,460

Movements in allowances for credit losses

(in millions of euros)	Retail and lease finance receivables	Wholesale receivables	Total
Opening balance	192	44	236
Movements for the year	31	(2)	29
Closing balance	223	42	265

1999

Maturities of finance receivables as of December 31, 1999

(in millions of euros)	2000	2001	2002	Subsequent years	Total
Retail and lease finance receivables	3,851	2,853	2,372	1,389	10,465
Wholesale receivables	2,822	13	7	10	2,852
Total	6,673	2,866	2,379	1,399	13,317

Movement in allowances for credit losses

(in millions of euros)	Retail and lease finance receivables	Wholesale receivables	Total
Opening balance	194	43	237
Movements for the year	(2)	1	(1)
Closing balance	192	44	236

→ NOTE 24 - Other finance company loans outstanding

Other finance company loans outstanding at December 31 can be analyzed as follows:

(in millions of euros)	2001	2000	1999
Within 1 year	94	97	139
1 to 5 years	133	89	138
Over 5 years	15	19	32
Total	242	205	309

→ NOTE 25 - Short-term income tax assets

a – Manufacturing and sales companies

(in millions of euros)	2001	2000	1999
Current taxes: prepayments	492	161	119
Deferred tax assets	443	324	242
Total	935	485	361

b – Finance companies

(in millions of euros)	2001	2000	1999
Current taxes: prepayments	13	-	-
Deferred tax assets	40	16	17
Total	53	16	17

➔ NOTE 26 - Other receivables

a – Manufacturing and sales companies

(in millions of euros)	**2001**	2000	1999
Prepaid and recoverable taxes (other than income taxes)	**1,311**	1,043	864
Vehicles sold under buyback contracts	**485**	376	238
Other receivables	**789**	788	692
Total	**2,585**	2,207	1,794

As explained in note 1-d, new vehicle sales with buyback commitments are not treated as sales but as leases. The amount recorded under this caption corresponds to the cost of the vehicles.

b – Finance companies

(in millions of euros)	**2001**	2000	1999
Prepaid expenses	**503**	369	268
Other receivables	**239**	181	244
Total	**742**	550	512

➔ NOTE 27 - Short-term investments – manufacturing and sales companies

(in millions of euros)	**2001**	2000	1999
Own shares held for allocation on exercise of employee stock options			
- Peugeot S.A. shares	**57**	18	9
- Faurecia shares	**7**	7	6
Other quoted securities	**277**	-	-
Other marketable securities	**672**	1,221	1,015
Total	**1,013**	1,246	1,030

In 2001, securities previously included in long-term loans and investment securities, under "Restricted stock", have been reclassified under "Other quoted securities" (note 17).

➔ NOTE 28 - Cash and cash equivalents

Cash and cash equivalents, as defined in note 1-s, break down as follows:

a – Manufacturing and sales companies

(in millions of euros)	**2001**	2000	1999
Advances to companies at equity	**83**	56	43
Other investments with maturities of less than three months	**4,550**	2,540	2,528
Cash and current account balances	**887**	547	547
Total	**5,520**	3,143	3,118

b – Finance companies

(in millions of euros)	**2001**	2000	1999
Investments with maturities of less than three months	**1,406**	-	-
Central bank current account balances	**282**	68	84
Cash and current account balances	**458**	183	147
Total	**2,146**	251	231

➔ NOTE 29 - Common stock, capital in excess of par value of stock

a – Common stock

As of December 31, 2001, the Company's capital stock amounted to €259,109,146, represented by common shares with a par value of €1 (note 29-c), all fully paid. The shares may be held in bearer or registered form, at the choice of stockholders. Shares registered in the name of the same holder for at least four years carry double voting rights (article 38 of the bylaws).

b – Changes in the number of shares issued and outstanding

(in euros)	**2001**	2000	1999
As of January 1	**278,223,630**	272,946,048	267,397,253
Conversion of capital into euros (note 29-d)	**N/A**	N/A	33,290,347
Canceled shares (note 29-e)	**(23,450,000)**	-	(27,900,000)
Shares issued on exercise of stock options (note 29-f)	**N/A**	84,300	119,520
Shares issued on conversion of debentures	**4,335,516**	5,193,282	38,928
As of December 31	**259,109,146**	278,223,630	272,946,048

c - 2001 stock-split

On July 2, 2001 existing €6 par value shares were exchanged for new €1 par value shares, on a six-for-one basis. This stock-split was authorized by stockholders at the Extraordinary Meeting of May 16, 2001 (8th resolution).

d - Capital increase in connection with the conversion of the capital into euros, in 1999

In connection with the 1999 conversion of the capital into euros, the par value of the shares was rounded up to €6. The resulting capital increase was paid up by transferring €33 million from retained earnings to the capital account. These operations were decided at the Extraordinary Stockholders' Meeting of June 2, 1999 (11th and 12th resolutions).

e – Capital reductions

On November 23, 2001, the Group canceled 23,450,000 new €1 par value shares under a stockholder-approved program (9th resolution of the Extraordinary Stockholders' Meeting of May 16, 2001). The difference between the cost of the shares and their par value was charged against "Capital in excess of par value of stock" in the amount of €381 million (note 29-h) and against "Retained earnings" for €510 million.

On November 2, 1999, the Group canceled 4,650,000 old €6 par value shares under a stockholder-approved program (14th resolution of the Extraordinary Stockholders' Meeting of June 2, 1999). The €676 million difference between the cost of the shares and their par value was charged against "Capital in excess of par value of stock" (note 29-h).

f – Employee stock options

1) Stock subscription options

In 1995, the Managing Board of Peugeot S.A. granted options to certain directors and officers of the Company and its subsidiaries to subscribe for new €6 par value common shares at a price of €94.90 per share. The options exercised under this plan, which terminated on April 5, 2000, are set out in note 29-b.

2) Stock purchase options

In 1999, the Managing Board of Peugeot S.A. granted options to the same categories of Group employees allowing them to purchase existing shares. Following the 2001 one-for-six reverse stock split, the current terms of these plans are as follows:

	2001 plan	2000 plan	1999 plan
Date of Managing Board decision	Nov. 20, 2001	Oct. 5, 2000	March 31, 1999
Vesting date	Nov. 20, 2004	Oct. 5, 2002	March 31, 2001
Expiry date of exercise period	Nov. 19, 2008	Oct. 4, 2008	March 30, 2007
Number of grantees	147	154	97
Exercise price (in euros)	46.86	35.46	20.83
Number of options granted	798,600	709,200	462,900

Changes in the number of options outstanding under these plans (exercisable for €1 par value shares) are shown below:

(number of options)	2001	2000	1999
As of January 1	1,166,100	456,900	
Options granted during the year	798,600	709,200	462,900
Options exercised during the year	(24,600)		(6,000)
As of December 31	1,940,100	1,166,100	456,900
o/w 1999 plan	432,300	456,900	456,900
2000 plan	709,200	709,200	
2001 plan	798,600		

g – Share buyback programs

Transactions under stockholder-approved share buyback programs can be analyzed as follows:

(number of shares of common stock)	Authorizations	Transactions 2001	2000	1999
Opening balance		16,044,378	8,332,152	
Shares bought back				
AGM of June 3, 1998	30,000,000	N/A	N/A	9,013,938
AGM of June 2, 1999	30,000,000	N/A	2,775,786	27,224,214
AGM of May 24, 2000	29,400,000	1,249,068	5,026,440	N/A
AGM of May 16, 2001	10% of capital	9,625,441	N/A	N/A
Canceled shares (note 29-e)				
AGM of June 2, 1999	30,000,000	-	-	(27,900,000)
AGM of May 16, 2001	10% of capital	(23,450,000)	N/A	
Shares sold				
On exercise of stock options		(24,600)	-	(6,000)
Other		(450,000)	(90,000)	-
At year-end		2,994,287	16,044,378	8,332,152
- Shares held for allocation on exercise of stock options (note 29-f)		1,940,100	1,166,100	456,900
- Treasury stock (note 29-j)		1,054,187	14,878,278	7,875,252

h – Capital in excess of par value of stock

Capital in excess of par value represents the excess of amounts received either in cash or in assets over par value on issuance of Peugeot S.A. common stock, less reductions decided by stockholders to write off prior period losses and the difference between the cost and the par value of canceled shares.

i – Retained earnings

Retained earnings, including net income for the year, are as follows:

(in millions of euros)	**2001**	2000	1999
Peugeot S.A. legal reserve	**28**	27	27
Other Peugeot S.A. statutory reserves	**3,825**	3,180	2,966
Other retained earnings and net income	**6,626**	6,308	5,390
Total	**10,479**	9,515	8,383

Other Peugeot S.A. statutory reserves break down as follows:

(in millions of euros)	**2001**	2000	1999
Reserves available for distribution			
- Without taxation	**1,513**	700	154
- Subject to payment of additional tax	**961**	885	767
- Subject of payment of the "précompte" equalization tax	**1,351**	1,595	2,045
	3,825	3,180	2,966
Tax payable in the case of distribution (other than the "précompte" equalization tax)	**210**	205	192

j – Treasury stock

Effective from December 31, 1999, treasury stock corresponds to the cost of all the Peugeot S.A. shares purchased on the open market, net of canceled shares and shares held for allocation on exercise of management and employee stock options which are reported under "Short-term investments" (note 27).

k – Cumulative translation adjustment

The cumulative translation adjustment, as defined in note 1-b, can be analyzed as follows as of December 31:

(in millions of euros)	**2001**	2000	1999
Euroland subsidiaries	**(249)**	(249)	(250)
Other foreign subsidiaries	**(156)**	48	27
Total	**(405)**	(201)	(223)

In 2001, translation adjustments related to other foreign subsidiaries included a €205 million negative adjustment due to the devaluation of the Argentine pesos (note 1-b) net positive adjustments of €49 million concerning subsidiaries in other countries.

→ Note 30 - Minority interest

Minority interests in retained earnings can be analyzed as follows:

a – Manufacturing and sales companies

(in millions of euros)	**2001**	2000	1999
As of January 1	**579**	585	493
Minority interest in net income of subsidiaries	**(26)**	(4)	29
Dividends paid to minority stockholders of subsidiaries	**(13)**	(12)	(11)
Minority interest in share issues by subsidiaries	**4**	2	15
Changes in scope of consolidation and other movements	**146**	4	76
Translation adjustment	**(1)**	4	(17)
As of December 31	**689**	579	585

b – Finance companies

(in millions of euros)	**2001**	2000	1999
As of January 1	**79**	64	42
Minority interest in net income of subsidiaries	**16**	15	16
Dividends paid to minority stockholders of subsidiaries	**-**	-	(26)
Minority interest in share issues by subsidiaries	**9**	-	26
Changes in scope of consolidation and other movements	**-**	1	-
Translation adjustment	**(1)**	(1)	6
As of December 31	**103**	79	64

→ Note 31 - Subordinated perpetual securities

Until 1999, this item included subordinated perpetual securities issued on July 31, 1992 by Banque PSA Finance in an amount of €183 million. These securities were retired in 2000.

→ Note 32 - Reserves for contingencies and liabilities

a – Manufacturing and sales companies

1) Details of reserves for contingencies and liabilities

(in millions of euros)	**2001**	2000	1999
Long-term reserves for operating liabilities			
Retirement benefits (note 47)	**238**	228	219
Other	**686**	650	632
	924	878	851
Other reserves for contingencies and liabilities			
Early-termination plan (note 46)	**323**	349	380
Reserve for debenture redemption premiums	**-**	27	118
Restructuring reserves	**63**	13	49
Other	**84**	55	61
	470	444	608
Total	**1,394**	1,322	1,459

Other long-term reserves for operating liabilities primarily concern warranty costs, employee benefits, losses on long-term contracts, claims and litigation.

In 2001, this item also includes a €50 million reserve concerning the Group's automobile business in Argentina.

2) Details of provisions for contingencies and liabilities

(in millions of euros)	**2001**	2000	1999
As of January 1	**1,322**	1,459	1,118
Additions	**930**	420	679
Reversals	**(957)**	(610)	(448)
Translation adjustment	**(22)**	23	117
Effect of changes in scope of consolidation	**121**	30	(7)
As of December 31	**1,394**	1,322	1,459

b – Finance companies

Reserves for contingencies and liabilities carried in the balance sheets of the finance companies can be analyzed as follows:

(in millions of euros)	**2001**	2000	1999
Long-term reserves for operating liabilities			
Retirement benefits (note 47)	**6**	6	6
Other	**28**	25	25
	34	31	31
Other reserves for contingencies and liabilities			
Other	**11**	0	0
Total	**45**	31	31

→ NOTE 33 - Other long-term liabilities – manufacturing and sales companies

Other long-term liabilities of manufacturing and sales companies comprise:

(in millions of euros)	**2001**	2000	1999
Investment grants, net	**45**	47	42
Other	**24**	23	26
Total	**69**	70	68

→ NOTE 34 - Convertible debentures

In March 1994, Peugeot S.A. issued convertible debentures for a total of €604 million. The four million debentures were issued at a price of €150.92 and were convertible at any time on the basis of one share per debenture.

2001

The debentures matured on January 1, 2001. Of the 747,329 debentures outstanding as of December 31, 2000, 722,586 were converted into shares and 24,743 were redeemed for cash.

The reserve set up to cover the premium of €35.7 per debenture due on any unconverted debentures redeemed at maturity was released. Of the total amount released, €26 million concerned converted debentures and €1 million concerned debentures redeemed for cash.

2000

During 2000, 865,547 debentures were converted. In accordance with the applicable early redemption clause, during 2000 the Group bought back and canceled 2,380,632 debentures. The transaction gave rise to a non-recurring loss of €196 million.

An amount of €71 million was released from the reserve for redemption premiums in connection with the cancellation of debentures referred to above. In addition, an amount of €26 million was released from the reserve in respect of debentures converted during the year.

→ NOTE 35 - Other long-term borrowings – manufacturing and sales companies

a - 2001 bond issue

On September 6, 2001, the Group carried out a €1,500 million 5.875% fixed rate syndicated bond issue through GIE PSA Trésorerie.

The bonds are secured by Peugeot S.A. and mature on September 27, 2011.

b - Maturities of long-term debt

Maturities of long-term debt other than convertible debentures (note 34) are as follows:

2001

(in millions of euros)	**Other bonds and debentures**	**Other borrowings**	**Total**
2003	**-**	**501**	**501**
2004	**-**	**273**	**273**
2005	**-**	**125**	**125**
2006	**-**	**720**	**720**
Subsequent years	**1,557**	**459**	**2,016**
	1,557	**2,078**	**3,635**
Current portion	**-**	**299**	**299**
	1,557	**2,377**	**3,934**

2000

(in millions of euros)	Other bonds and debentures	Other borrowings	Total
2002	-	367	367
2003	-	315	315
2004	-	146	146
2005	-	524	524
Subsequent years	69	556	625
	69	1,908	1,977
Current portion	-	408	408
	69	2,316	2,385

1999

(in millions of euros)	Other bonds and debentures	Other borrowings	Total
2001	-	416	416
2002	-	137	137
2003	-	388	388
2004	-	266	266
Subsequent years	68	775	843
	68	1,982	2,050
Current portion	305	261	566
	373	2,243	2,616

c - Repayment currencies

The long-term portion of borrowings other than convertible debentures can be analyzed as follows by repayment currency:

(in millions of euros)	**2001**	2000	1999
Euros	**2,830**	1,399	1,506
Pounds sterling	**421**	228	117
US dollars	**7**	-	201
Swiss francs	**152**	152	152
Brazilian reals	**206**	168	62
Other	**19**	30	12
	3,635	1,977	2,050

d - Average interest rates

The weighted average interest rate on long-term debt, before taking into account the impact of hedges, was as follows as of December 31:

(in %)	**2001**	2000	1999
	5.31	5.35	4.13

e - Obligations under capital leases

The discounted present value of minimum future lease payments included in other borrowings in respect of assets acquired under capital leases was as follows at December 31:

(en millions d'euros)	**2001**	2000	1999
2000	-	-	36
2001	-	31	35
2002	**33**	31	27
2003	**32**	30	-
2004	**30**	29	27
Subsequent years	**184**	178	186
	279	299	311
Less: amount representing interest	**(37)**	(42)	(32)
Present value of minimum future lease payments	**242**	257	279

→ NOTE 36 - Short-term financing and bank overdrafts – manufacturing and sales companies

a – Details of short-term financing and bank overdrafts

(in millions of euros)	**2001**	2000	1999
Commercial paper (note 36-b)	**933**	533	194
Short-term loans	**499**	593	688
Bank overdrafts	**2,488**	1,798	1,588
Total	**3,920**	2,924	2,470

b – Commercial paper

(in millions of euros)	Issue currency	**2001**	2000	1999
Short-term notes				
- Faurecia	EUR	**718**	319	-
Commercial paper				
- Peugeot Commercial Paper GmbH	EUR	**195**	195	178
- Citroën Polska	PLN	**14**	14	11
- Peugeot Polska	PLN	**6**	5	5
Total		**933**	533	194

→ NOTE 37 - Financing liabilities – finance companies

a – Maturities of long-term debt

2001

(in millions of euros)	**Bonds and debentures**	**Other debt securities**	**Others borrowings**	**Total**
2003	-	**1,771**	**215**	**1,986**
2004	-	**416**	**980**	**1,396**
2005	-	**577**	**85**	**662**
2006	**91**	**710**	**404**	**1,205**
Subsequent years		**34**	**90**	**124**
	91	**3,508**	**1,774**	**5,373**
Current portion	-	**7 037**	**3 ,733**	**10,770**
	91	**10,545**	**5,507**	**16 ,143**

2000

(in millions of euros)	Bonds and debentures	Other debt securities	Other borro-wings	Total
2002	–	1,093	433	1,526
2003	–	230	107	337
2004	–	78	18	96
2005	–	321	89	410
Subsequent years	91	102	90	283
	91	1,824	737	2,652
Current portion	134	5,452	3,347	8,933
	225	7,276	4,084	11,585

1999

(in millions of euros)	Bonds and debentures	Other debt securities	Other borro-wings	Total
2001	131	983	620	1,734
2002	-	151	364	515
2003	-	16	56	72
2004	-	94	4	98
Subsequent years	128	111	75	314
	259	1,355	1,119	2,733
Current portion	76	4,443	2,149	6,668
	335	5,798	3,268	9,401

b - Repayment currencies

The long-term portion of finance company financing liabilities breaks down as follows by repayment currency:

(in millions of euros)	**2001**	2000	1999
Euros	**3,774**	1,853	2,530
Pounds sterling	**1,173**	266	154
U.S Dollars	**261**	247	10
Japanese Yen	**30**	154	15
Other	**135**	132	24
	5,373	2,652	2,733

c - Long-term portion of bonds and debentures

(in millions of euros)	**2001**	2000	1999
Banque PSA Finance (1998 0.57% debentures indexed to the CAC 40)	**91**	91	119
Crédipar (1991 9.65% debentures)	**-**	-	140
	91	91	259

d - Other debt securities

1) Long-term portion

(in millions of euros)	Issue currency	**2001**	2000	1999
Domestic MTN due in more than one year				
- Peugeot Finance International	EUR	**1**	1	1
- Crédipar	EUR	**124**	309	506
- Banque PSA Finance	EUR	**496**	205	43
EMTN due in more than one year				
- Peugeot Finance International	USD	**34**	32	10
	EUR	**32**	41	213
	GBP	**-**	6	87
	JPY	**-**	69	15
- Banque PSA Finance	USD	**227**	215	10
	EUR	**2,165**	650	470
	CZK	**94**	29	-
	JPY	**30**	85	-
	PLN	**-**	32	-
	GBP	**197**	-	-
	HKD	**14**	-	-
Redeemable subordinated securities				
- Banque PSA Finance		**94**	150	-
Total		**3,508**	1,824	1,355

2) Short-term issues

(in millions of euros)	Issue currency	2001	2000	1999
Short-term notes				
- Sofira	EUR	**1,349**	1,087	891
Commercial paper				
- Peugeot Commercial Paper	EUR	**30**	-	-
- Peugeot Finance International	EUR	**162**	210	73
Bills of Exchange				
- PSA Wholesale Ltd	GBP	**202**	96	402
- PSA Finance PLC	GBP	**-**	819	584
Domestic MTN due within one year				
- Peugeot Finance International	EUR	**-**	-	59
- Crédipar	EUR	**173**	336	480
- Banque PSA Finance	EUR	**105**	23	-
EMTN due within one year				
- Peugeot Finance International	EUR	**10**	279	108
	USD	**-**	-	159
	JPY	**303**	441	306
	CZK	**-**	-	28
	GBP	**7**	80	18
	ITL	**15**	-	8
- Banque PSA Finance	EUR	**928**	447	130
	USD	**-**	32	-
	GBP	**82**	32	-
	JPY	**1,858**	56	-
	PLN	**36**	10	-
Certificates of deposit				
- Crédipar	EUR	**-**	122	1,186
- Banque PSA Finance	EUR	**1,776**	1,378	-
Retail certificates of deposit				
- Banque PSA Finance	CHF	1	4	11
Total		**7,037**	5,452	4,443

➔ NOTE 38 - Short-term income tax liabilities

a - Manufacturing and sales companies

(in millions of euros)	2001	2000	1999
Current taxes payable	**796**	588	155
Deferred taxes on planned intercompany dividends	**6**	9	-
Other deferred taxes	**6**	28	30
Total	**808**	625	185

b - Finance companies

(in millions of euros)	2001	2000	1999
Current taxes payable	**59**	-	-
Deferred taxes on planned intercompany dividends	**-**	2	-
Other deferred taxes	**47**	41	49
Total	**106**	43	49

➔ NOTE 39 - Other payables

a - Manufacturing and sales companies

(in millions of euros)	2001	2000	1999
Accrued taxes (other than income taxes)	**1,005**	691	499
Early-termination plan	**62**	40	51
Accrued payroll costs	**897**	762	649
Due to suppliers of property, plant and equipment	**496**	443	474
Vehicles sold under buyback contracts	**661**	503	350
Customer prepayments	**460**	268	188
Other payables	**2,232**	2,030	2,178
Total	**5,813**	4,737	4,389

As explained in note 1-d, new vehicle sales with buyback commitments are not treated as sales but as leases. The amount recorded under this caption corresponds to the sale price of new vehicles less accrued interest.

"Other payables" correspond mainly to warranty costs payable, accrued payroll taxes, the portion of payments received under customer service contracts that relates to services to be supplied the following year and accrued expenses related to sales incentive programs.

b - Finance companies

(in millions of euros)	**2001**	2000	1999
Deferred income	**496**	306	225
Other payables	**504**	361	360
Total	**1,000**	667	585

→ NOTE 40 - Change in operating assets and liabilities

a - Manufacturing and sales companies

1) Detail of cash flows from operating activities

(in millions of euros)	**2001**	2000	1999
(Increase) decrease in inventories	**(802)**	(1,006)	54
Increase in accounts and notes receivable	**(103)**	(648)	(133)
Increase in accounts and notes payable	**177**	1,339	1,067
Change in income taxes	**(173)**	(73)	(8)
Other changes	**505**	280	365
(Increase) decrease in receivable from Group finance companies, net	***(26)***	*(130)*	*9*
	(422)	(238)	1,354

2) Detail of changes in assets and liabilities

2001

(in millions of euros)	**At January 1**	**Cash flows from operating activities**	**Effect of changes in scope of consolidation**	**Translation adjustment**	**At December 31**
Inventories	**(5,171)**	**(802)**	**(300)**	**55**	**(6,218)**
Accounts and notes receivable	**(3,286)**	**(103)**	**(488)**	**22**	**(3,855)**
Accounts and notes payable	**8,503**	**177**	**510**	**(17)**	**9,173**
Income taxes	**140**	**(173)**	**(98)**	**4**	**(127)**
Other	**2,508**	**505**	**147**	**68**	**3,228**
Receivables from Group finance companies, net	***(194)***	***(26)***			***(220)***
	2,500	**(422)**	**(229)**	**132**	**1,981**

b - Finance companies

Cash flows from operating activities can be analyzed as follows:

(in millions of euros)	**2001**	2000	1999
Increase in finance receivables	**(1,483)**	(1,469)	(1,476)
Increase in financing liabilities	**4,249**	1,103	1,484
Change in income taxes	**(6)**	(5)	(7)
Other	**82**	59	(33)
Decrease in amounts due to Group manufacturing and sales companies, net	***(1,182)***	*(575)*	*(312)*
	1,660	(887)	(344)

→ NOTE 41 - Effect of changes in scope of consolidation and other

In 2001, the total amount of €126 million recorded under this caption included €112 million corresponding to the net cash acquired in connection with the acquisition of the Sommer Allibert group.

→ NOTE 42 - Change in other financial assets and liabilities

(in millions of euros)	**2001**	2000	1999
New long and medium-term debt	**1,868**	495	594
Repayments of debt and conversions of debentures	**(745)**	(922)	(173)
(Increase) decrease in long-term loans and receivables	**100**	257	(387)
(Increase) decrease in short-term investments	**510**	(164)	(176)
Increase in short-term financing	**931**	1,096	1,105
Decrease in net financing of the finance business provided by the manufacturing and sales companies	***1,208***	*706*	*303*
	3,872	1,468	1,266

→ NOTE 43 - Net financial position – manufacturing and sales companies

(in millions of euros)	**2001**	2000	1999
External loans and borrowings			
Cash and cash equivalents	**5,520**	3,143	3,118
Short-term investments	**1,013**	1,246	1,030
Short-term financing and bank overdrafts	**(3,920)**	(2,924)	(2,470)
Current portion of long-term debt	**(299)**	(521)	(566)
Short-term loans	**260**	207	186
Long-term debt	**(3,635)**	(1,977)	(2,653)
Long-term loans and receivables	**624**	1,110	1,172
	(437)	284	(183)
Loans to and borrowings from Group finance companies			
Current financial assets	**123**	1,077	1,707
Long-term loans	**-**	339	575
Short-term debt	**(197)**	(293)	(442)
	(74)	1,123	1,840
Total	**(511)**	1,407	1,657

The above analysis of the net financial position of manufacturing and sales companies replaces a similar analysis for the Group as a whole, published in prior years, which included finance receivables and the financing liabilities of the finance companies. Details of these finance receivables and financing liabilities are now provided in the notes analyzing the operating assets and liabilities of the finance companies.

→ NOTE 44 - Lines of credit

The PSA Peugeot Citroën Group has access to revolving lines of credit expiring at various dates through 2006. The amounts available under these lines of credit are as follows:

(in millions of euros)	**2001**	2000	1999
Confirmed lines of credit	**9,405**	8,349	5,209

Drawdowns on these lines of credit at December 31 were as follows:

(in millions of euros)	**2001**	2000	1999
Drawdowns	**1,656**	670	926

→ NOTE 45 - Return on capital employed

a - Capital employed

Capital employed includes the value of all the assets employed in the Group's operations. Finance companies use a different definition of capital employed from that used by the manufacturing and sales companies.

Manufacturing and sales companies

Capital employed comprises all non-current assets and reserves employed in the business and working capital.

Non-current assets employed in the business comprise:
- goodwill - net, before exceptional amortization;
- intangible assets and property, plant and equipment - net;
- shares in non-consolidated companies;
- other non-current assets.

Working capital includes:
- inventories;
- accounts and notes receivable;
- receivables from independent dealers transferred to Banque PSA Finance group companies, for which the financing cost is paid by the Automobile Division;
- other receivables;
- accounts and notes payable;
- other payables, excluding amounts due under the early-termination plan.

Capital employed also includes operating reserves, defined as reserves where additions or deductions impact operating margin, as well as restructuring reserves.

For companies accounted for by the equity method, which are an integral part of the Group's operations, capital employed corresponds to the Group's equity in the capital employed of those companies.

Finance companies

For the finance companies, capital employed corresponds to stockholders' equity of Banque PSA Finance, which includes the net assets of all of the finance companies. However as dealer receivables transferred to Banque PSA Finance group are included in working capital of the manufacturing and sales companies, the amount of Banque PSA Finance's stockholders' equity representing transferred receivables is deducted for the calculation of finance companies' capital employed.

Capital employed can be analyzed as follows:

(in millions of euros)	2001	2000	1999
Manufacturing and sales companies			
Goodwill			
- Net book value	**2,225**	1,054	1,215
- Cancellation of exceptional amortization	**19**	127	-
Intangible assets	**183**	136	105
Property, plant and equipment	**11,461**	10,359	9,454
Shares in non-consolidated companies	**238**	254	128
Other non-current assets	**204**	179	231
Inventories	**6,218**	5,171	4,100
Accounts and notes receivable	**3,855**	3,286	2,642
Receivables from independent dealers transferred to the finance companies, for which the financing cost is paid by the Automobile Division	**2,425**	2,315	1,821
Other receivables	**2,585**	2,207	1,794
Reserves for operating liabilities	**(924)**	(878)	(851)
Investment grants	**(45)**	(47)	(42)
Accounts and notes payable	**(9,173)**	(8,503)	(7,117)
Other payables, excluding amounts due under the early-termination plan	**(5,751)**	(4,697)	(4,338)
Equity in the capital employed of companies accounted for by the equity method	**1,026**	995	987
Restructuring reserves	**(63)**	(13)	(49)
Finance companies			
Equity in stockholders' equity of Banque PSA Finance	**1,171**	1,043	863
Total	**15,654**	12,988	10,943

b - Income generated by capital employed

Return on capital employed is measured on the basis of operating margin plus or minus the other income and expense items corresponding to the definition used for capital employed, i.e. finance charges for receivables from independent dealers transferred to Banque PSA Finance group companies that are paid by the Automobile Division, exchange gains or losses, restructuring costs, amortization of goodwill (excluding exceptional amortization), pre-tax earnings of companies at equity (excluding early-termination plan costs) and income from shares in non-consolidated companies.

Income generated by capital employed can be analyzed as follows:

(in millions of euros)	2001	2000	1999
Operating margin - manufacturing and sales companies	**2,404**	1,857	1,432
Operating margin - finance companies	**248**	264	242
Consolidated operating margin	**2,652**	2,121	1,674
Finance cost of receivables from independent dealers transferred to Banque PSA Finance	**190**	142	140
Exchange losses	**(24)**	(6)	(37)
Restructuring costs	**(120)**	(43)	(56)
Amortization of goodwill			
- Amortization for the year	**(140)**	(199)	(60)
- Cancellation of exceptional amortization (note 14-a)	**19**	127	-
Pre-tax earnings of companies at equity (note 18-c)	**2**	22	50
Income from shares in non-consolidated companies	**5**	5	9
Total	**2,584**	2,169	1,720

c - Return on capital employed

The immediate return on capital employed (before tax), corresponding to income generated by capital employed expressed as a percentage of total capital employed at December 31, is as follows:

(in %)	2001	2000	1999
	16.5	16.7	15.7

→ NOTE 46 - Early-termination plan

a - Internal agreements

Internal agreements have been signed in France, covering the early-termination of certain employees. The plans in question fulfil the criteria laid down in Decree n° 2000-105 dated February 9, 2000 and qualify for Government financing covering part of the cost.

1) Automobile Division

An early termination plan has been set up for Automobile Division employees in France, in application of an internal agreement dated March 4, 1999 and an industry-wide agreement signed on July 26, 1999 by UIMM (Union of Metallurgy and Mining Industries) with the support of the majority of trade unions represented within the Group.

2) Automotive Equipment Division

Following further negotiations between UIMM and the trade unions, in March 2001, the plan was extended to additional Group companies, including the Faurecia group.

b - Estimated liability

1) Calculation method

The estimated cost to be financed by the Group corresponds to the total benefits payable to the employees concerned, net of Government funding. The present value of the Automobile Division liability has been calculated by applying a discount rate of 4.1% and an inflation rate of 1.75%. The short-term portion is included in "Other payables" and the long-term portion is reported under "Reserves for contingencies and liabilities".

2) Change in the estimated liability

(in millions of euros)	Other payables	Reserves for contingencies and liabilities
Balance as of December 31, 2000	40	349
Early-termination costs for the year	(35)	-
Changes in employee numbers	-	(26)
New plan (note 46-a-2)	-	22
Discounting adjustment	(5)	40
Transfer from long-term to short-term	62	(62)
Balance as of December 31, 2001	62	323

The €31 million charge recorded in the income statement corresponds to the €35 million cost for the year less the €4 million positive change in the above items. The cost for the year corresponds to the amounts paid to the Unedic Fund responsible for paying benefits to terminated employees, less the sums received from the State to help finance accompanying measures.

c - Number of employees concerned

As of December 31, 2001, 12,645 employees were concerned by the plans, including 975 employees concerned by the new Faurecia plan.

→ NOTE 47 - Pension and other retirement benefits

a - Supplementary pensions and retirement bonuses

Group employees in certain countries - mainly France, the United Kingdom and Germany - are entitled to supplementary pension benefits, payable annually, or retirement bonuses, representing one-off payments made at the time of retirement.

1) Calculation base

The Group's obligation under these supplementary pension and retirement bonus plans is calculated on an actuarial basis by independent actuaries using models based on the method defined in US standard SFAS 87 Actuarial valuations are generally performed at three-yearly intervals, or more frequently in cases of a change in actuarial assumptions. The most recent actuarial valuations were carried out as of December 31, 2001 based on:

- retirement age assumptions, generally based on retirement at the age of 60 for employees in France or after 60 in the case of employees who have not paid pension contributions over the minimum period required to qualify for a full pension under the Government-sponsored scheme;
- an appropriate discount rate;
- an appropriate inflation rate.

The rates used in the last three years are as follows:

(in %)	Discount rate			Inflation rate		
	2001	2000	1999	2001	2000	1999
France	5.75	6.00	5.75	1.75	2.00	1.75
Other euroland countries	5.75	6.00	5-6	1.75	2.00	2.00
United Kingdom	6.00	6.50	6.00	2.00	2.50	2.50

Assumptions concerning mortality, staff turnover rates and projected future salary levels reflect the economic environment of each country or Group company.

2) Deferred items

Deferred items include:

- unrecognized net gains and losses corresponding to the effect of changes in actuarial assumptions, together with the difference between the actual return on plan assets held in external funds and the return calculated based on the estimated yield on long-term investments. These gains and losses, which are not recognized in the balance sheet, are amortized over the estimated average remaining service lives of employees;
- unrecognized transition obligations corresponding to gains and losses arising on adoption of SFAS 87 and following retroactive plan amendments (prior service cost).

3) External funds

Total pension obligations, including the transition obligation, are intended to be funded by contributions to external funds. After taking into account contributions paid by Group companies to external funds in the year ended December 31, 2001, in an amount of €60 million (2000: €76 million and 1999: €191 million), the market value of external funds continued to represent less than projected benefit obligations. Any excess of external funds over the sum of the projected benefit obligation and the transition obligation is recorded as an asset, under "Other non-current assets".

4) Obligations and funded status

The following table shows the Group's obligations under supplementary pension and retirement bonus plans and the funded status of these plans:

(in millions of euros)		2001	2000	1999
Present value of projected benefit obligation				
French companies		**1,288**	1,154	1,182
Foreign companies		**1,591**	1,439	1,218
	A	**2,879**	2,593	2,400
Funded status				
Market value as of December 31 of prior years' funding				
French companies		**909**	930	779
Foreign companies		**1,139**	1,226	1,066
		2,048	2,156	1,845
Funding to external organizations for the year				
French companies		**1**	30	178
Foreign companies		**59**	46	14
		60	76	192
Market value of external funds as of December 31				
French companies		**910**	960	957
Foreign companies		**1,198**	1,272	1,080
	B	**2,108**	2,232	2,037
Deferred items				
Unrecognized net actuarial gains and losses				
French companies		**405**	298	331
Foreign companies		**310**	16	15
Prior service cost				
French companies		**(81)**	(106)	(113)
Foreign companies		**21**	34	23
Transition obligation				
French companies		**8**	15	22
Foreign companies		**(25)**	(34)	(44)
Total				
French companies		**332**	207	240
Foreign companies		**306**	16	(6)
	C	**638**	223	234
Change in reserves/funding surpluses				
As of January 1		**138**	129	242
Changes in scope of consolidation		**15**	4	(8)
Increase in reserves		**90**	85	91
Funding to external organizations		**(60)**	(76)	(191)
Other movements		**(50)**	(4)	(5)
As of December 31	**A-B-C**	**133**	138	129
French companies		**101**	68	80
Foreign companies		**143**	166	145
Total reserves as of December 31		**244**	234	225
O/w manufacturing and sales companies		**238**	228	219
O/w finance companies		**6**	6	6
French companies		**(55)**	(81)	(96)
Foreign companies		**(56)**	(15)	-
Funding surpluses as of December 31		**(111)**	(96)	(96)
O/w manufacturing and sales companies		**(107)**	(93)	95
O/w finance companies		**(4)**	(3)	(1)

5) Periodic pension cost

The total obligation is determined at each year-end as explained above. The periodic pension cost recorded each year corresponds to:
- service cost, representing the vested rights earned by employees during the year which generally depend on length of service;
- interest cost, corresponding to adjustments to the discounted present value of the opening projected benefit obligation to take account of the one-year reduction in the period up to the benefit payment date;
- amortization of deferred items.

The periodic pension cost is partially offset by the return on external funds, calculated on the basis of a standard rate of return on long term investments (8% up to 1999, 7.5% as from 2000). The difference between the standard rate of return and the actual return on external funds (for French funds, (0.9%) in 2001, 3.3% in 2000 and 8.3% in 1999), is deducted from or added to the unamortized net obligation.

The periodic pension cost, which is included in payroll costs, can be analyzed as follows:

(in millions of euros)	**2001**	2000	1999
Service cost			
French companies	**(41)**	(41)	(38)
Foreign companies	**(42)**	(42)	(28)
	(83)	(83)	(66)
Interest cost			
French companies	**(71)**	(69)	(75)
Foreign companies	**(90)**	(70)	(60)
	(161)	(139)	(135)
Return on external funds			
French companies	**70**	69	65
Foreign companies	**87**	72	62
	157	141	127
Amortization of deferred items			
French companies	**(16)**	(11)	(19)
Foreign companies	**13**	7	2
	(3)	(4)	(17)
Total			
French companies	**(58)**	(52)	(67)
Foreign companies	**(32)**	(33)	(24)
	(90)	(85)	(91)
O/w manufacturing and sales companies	**(89)**	(82)	(91)
O/w finance companies	**(1)**	(3)	-

b - Long-service awards

For the first time in 2000, the foreign subsidiaries of the Group estimated their liability for long-service awards payable to employees who fulfil certain seniority criteria. The French subsidiaries estimated this liability for the first time in 1999. The calculations are performed using the same method and assumptions as for supplementary pension benefits and retirement bonuses (note 47-a). The estimated liability, in the amount of €21 million as of December 31, 2001 (French subsidiaries: €19 million and foreign subsidiaries: €2 million) and €20 million as of December 31, 2000, is reserved for in full in the consolidated financial statements.

c - Other post-retirement benefits

In addition to the retirement obligations described above, AP Automotive Systems Inc., an American subsidiary acquired by Faurecia on December 31, 1999, pays the healthcare costs of retired employees.

The related obligation is reserved for in full in the consolidated financial statements and amounts to:

(in millions of euros)	**2001**	2000	1999
	28	27	25

→ NOTE 48 - Foreign exchange and interest rate risk management

a - General principles

1) Currency risk

The manufacturing and sales companies manage their foreign exchange positions on transactions denominated in foreign currencies with the objective of hedging the risk of fluctuations in exchange rates. These risks primarily concern the Automobile Division. Positions are managed primarily by making forward purchases or sales of the currencies concerned, as soon as the foreign currency invoice is accounted for, through one of the PSA Peugeot Citroën Group's specialized finance companies, PSA International S.A. (PSAI). PSAI also hedges currency risks on firm planned transactions to be carried out by the Automobile Division in yen (note 48-c-3).

PSAI also carries out transactions involving currency instruments as part of its activities. These transactions, which are subject to very strict exposure limits, are closely monitored on a continuous basis. They are the only non-hedging transactions carried out by companies in the PSA Peugeot Citroën Group and do not have a material impact on consolidated net income.

2) Interest rate risk

Cash surpluses and short-term financing needs of manufacturing and sales companies in euroland countries and, since 2001, the United Kingdom, are centralized at the level of GIE PSA Trésorerie which invests net cash reserves on the financial markets, mainly in short-term instruments indexed to adjustable or floating rates.

The gross borrowings of manufacturing and sales companies consist mainly of fixed and adjustable rate long-term loans.

Interest rate positions on these borrowings are managed by GIE PSA Trésorerie, in order to match interest rates on assets and liabilities, using derivative instruments (mainly swaps).

The finance companies provide wholesale financing to dealer networks and finance sales of vehicles to customers; generally at fixed rates of interest. Refinancing is generally at adjustable or floating rates, at all points on the yield curve.

Banque PSA Finance, which centralizes interest rate risks of the finance companies operating in the euro zone countries, manages these risks by entering into swaps and buying options to match interest rates on outstanding loans and the related refinancing. The finance companies in the United Kingdom use similar strategies to manage their own interest rate risks.

A small proportion of interest rate risks of the manufacturing and sales companies and the finance companies is not hedged, in order to take advantage of market opportunities. The Value At Risk (VAR) represented by these unhedged positions is measured daily. The impact of gains and losses on these positions on income is not material.

3) Counterparty risks on financial instruments

The Group minimizes counterparty risks through internal control procedures which ensure that transactions are carried out only with major banks and financial institutions. Exposure limits are set by counterparty, based primarily on their credit rating. Internal control procedures include daily verification of compliance with these exposure limits. The Group's exposure to concentration of counterparty risks is not material.

b - Accounting treatment

- Gains and losses on hedging positions related to actual or planned transactions are accounted for on a symmetrical basis with the loss or gain on the underlying transaction.
- Positions not qualifying as hedges are marked to market at the end of each period and the resulting unrealized gain or loss is included in income for the period.

c - Manufacturing and sales companies

As of December 31, 2001, 2000 and 1999, after eliminating intercompany transactions, open forward contracts in foreign currencies serving to fix the exchange rate used to record import and export transactions in the accounts and financial instruments acquired in connection with the management of interest rates on investments and borrowings, were as follows:

1) Hedges of actual transactions

(in millions of euros)	**2001**	2000	1999
Currency risk			
Hedges of commercial transactions			
- Forward contracts	**1,121**	1,290	1,098
- Currency options	**230**	190	147
	1,351	1,480	1,245
Hedges of financing transactions			
- Forward contracts	**744**	902	463
- Currency options	**5**	58	94
- Currency swaps	**531**	678	624
	1,280	1,638	1,181
Interest rate risk			
Hedges of financing transactions			
- Interest rate swaps	**6,919**	7,369	5,583
- Purchase of caps	**1,855**	1,229	329
- Collars	**30**	99	416
- FRA	**-**	-	-
	8,804	8,697	6,328

2) Maturities of hedging instruments as of December 31, 2001

(in millions of euros)	Total	Within 1 year	1 to 5 years	Beyond 5 years
Currency risk				
Hedges of commercial transactions				
- Forward contracts	1,121	1,121	-	-
- Currency options	230	230	-	-
	1,351	1,351	-	-
Hedges of financing transactions				
- Forward contracts	744	744	-	-
- Currency options	5	5	-	-
- Currency swaps	531	7	343	181
	1,280	756	343	181
Interest rate risk				
Hedges of financing transactions				
- Interest rate swaps	6,919	3,185	2,143	1,591
- Purchase of caps	1,855	1,550	305	-
- Collars	30	-	30	-
	8,804	4,735	2,478	1,591

3) Hedges of future transactions

The Group purchases yen put options to fix the minimum exchange rate on vehicle sales in Japan over three years. As of December 31, the nominal amounts hedged by put options were as follows:

(in millions of euros)	2001	2000	1999
	453	431	328

4) Non-hedging transactions

The gains and losses recorded in 2001, 2000 and 1999 by PSA International, the finance subsidiary specialized in managing currency risks on financial instruments not qualifying as hedges generally correspond to gains and losses on closed positions – representing foreign exchange purchase and sale contracts for the same amount – which serve to fix margins without exposing the subsidiary to the risk of losses resulting from an unfavorable future movement in exchange rates. Pre-tax profits on these trading transactions amounted to €5.5 million in 2001, €4 million in 2000 and €1 million in 1999.

d – Finance companies

As of December 31, 2001, 2000 and 1999, after eliminating intercompany transactions, outstanding contracts on financial instruments used to match interest and exchange rates on customer loans and the related refinancing were as follows:

1) Hedges of actual transactions

(in millions of euros)	2001	2000	1999
Currency risk			
Hedges of financing transactions	2,749	1,718	1,426
- Forward contracts	552	188	87
	3,301	1,906	1,513
Interest rate risk			
Hedges of financing transactions			
- Interest rate swaps	17,547	11,317	6,734
- Purchases of caps and collars	372	175	1,218
- Sales of floors	-	173	2
- FRA	-	20	97
- Swaptions	518	-	508
	18,437	11,685	8,559

2) Maturities of hedging instruments as of December 31, 2001

(in millions of euros)	Total	Within 1 year	1 to 5 years	Beyond 5 years
Currency risk				
Hedges of financing transactions	2,749	2,301	432	16
- Forward contracts	552	552	-	-
	3,301	2,853	432	16
Interest rate risk				
Hedges of financing transactions				
- Interest rate swaps	17,547	8,948	8,297	302
- Purchases of caps and collars	372	166	206	-
- Sales of floors	-	-	-	-
- FRA	-	-	-	-
- Swaptions	518	318	200	-
	18,437	9,432	8,703	302

→ NOTE 49 - Fair value of financial instruments

The fair value of financial instruments held by the Group is estimated in accordance with SFAS 107. The fair value of financial instruments not intended to be sold is estimated only in cases where this is practicable based on market data.

The main valuation methods applied are as follows:

- shares in non-consolidated companies: as explained in note 1-n, these securities represent Group interests in subsidiaries that are not controlled by the Group. Their fair value cannot be estimated due to the absence of meaningful market data;
- marketable securities and fixed rate debentures quoted on organized markets are valued at the year-end market price;
- the fair value of fixed rate loans and borrowings with maturities in excess of three months is calculated by discounting future cash flows at year-end market rates of interest. The fair value of fixed rate loans and borrowings converted into variable rate loans and borrowings by means of interest rate swaps is close to their book value;
- the fair value of variable rate loans and borrowings, cash and short-term financing is considered as being equivalent to their book value;
- the fair value of finance receivables is estimated by discounting future cash flows at the interest rates at which similar loans were granted at year-end.

a – Balance sheet instruments

As of December 31, the book values and fair values of balance sheet instruments were as follows:

(in millions of euros)	2001		2000		1999	
	Book value	**Fair value**	Book value	Fair value	Book value	Fair value
ASSETS						
Manufacturing and sales companies						
Long-term loans and investment securities	**624**	**730**	1,110	1,688	1,172	1,717
Shares in non-consolidated companies	**238**	**238**	254	254	128	128
Short-term loans	**260**	**260**	207	207	186	186
Short-term investments	**1,013**	**1,496**	1,246	1,246	1,030	1,030
Cash and cash equivalents	**5,520**	**5,520**	3,143	3,143	3,118	3,118
Finance companies						
Long-term loans and investment securities	**201**	**201**	222	222	363	363
Finance receivables	**15,740**	**15,861**	14,155	14,201	12,182	12,212
Other customer loans	**242**	**242**	205	205	309	309
Short-term investments	**71**	**71**	31	31	99	99
Cash and cash equivalents	**2,146**	**2,162**	251	251	231	231
LIABILITIES						
Manufacturing and sales companies						
Other long-term borrowings	**3,635**	**3,635**	1,977	1,977	2,050	2,051
Convertible debentures	**0**	**0**	113	113	0	0
Current portion of long-term debt	**299**	**299**	408	408	566	566
Short-term financing and bank overdrafts	**3,920**	**3,920**	2,924	2,924	2,470	2,615
Finance companies						
Borrowings	**16,143**	**16,143**	11,585	11,585	9,401	9,401
Other financing liabilities	**120**	**120**	386	386	261	116

b – Off-balance sheet instruments

Derivative instruments not acquired as hedges of balance sheet positions consisted mainly of yen put options. The characteristics of these options are as follows:

(in millions of euros)	**2001**	2000	1999
Nominal amount	**453**	431	328
Premiums paid	**12**	13	9
Fair value	**17**	12	8

→ NOTE 50 - Commitments and contingencies

a – Routine commitments

The Group had commitments in the following amounts as of December 31:

(in millions of euros)	**2001**	2000	1999
Capital commitments for the acquisition of property, plant and equipment	**1,961**	1,719	1,385
Non-cancelable lease commitments	**363**	308	326
Securities subscription and purchase commitments	**-**	-	183
	2,324	2,027	1,894
Financing commitments to customers of finance companies	**789**	715	674
Guarantees given	**245**	114	511
Pledged or mortgaged assets	**684**	665	702

The Group believes that no material losses will result from any of the above commitments and contingencies, in excess of the amounts recognized in the financial statements.

b – Tax audit risks

Group companies in France and in other countries are subject to regular tax audits. Potential reassessments resulting from these audits are reserved for. Reassessments by the tax authorities in the European Union usually relate to transfer prices. The Group considers that any such transfer price problems will be settled under the procedures provided for in international tax treaties and it should therefore be possible to avoid additional taxation.

c – End-of-life vehicles

European Directive 2000/53/EC of September 18, 2000 on end-of-life vehicles provides that:

"Member States shall take the necessary measures to ensure that the delivery of the vehicle to an authorized treatment facility (...) occurs without any cost for the last holder and/or owner (...).
Member States shall take the necessary measures to ensure that producers meet all, or a significant part of, the costs of the implementation of this measure and/or take back end-of life vehicles (...):
- as from July 1, 2002 for vehicles put on the market as from this date;
- as from January 1, 2007 for vehicles put on the market before July 1, 2002."

As of December 31, 2001, this Directive had not been transposed into national legislation except in Sweden where the impact on the Group is not material.
In France, current estimates confirm that after taking into account contributions by other operators in the market, recycling of certain components and sales of scrap, the final cost to vehicle manufacturers will not be material.
The actual costs that will be incurred in the various European Union countries cannot yet be reliably estimated.

→ NOTE 51 - Earning per share

a - Basic earnings per share are calculated on the basis of the average number of common shares outstanding during the year.

The average number of shares is calculated by taking into account the number of shares issued and canceled during the period and the number of shares held in treasury stock (excluding shares acquired for allocation on exercise of stock options, which are carried in the balance sheet under "Short-term investments" (note 29-b).

The average number of shares outstanding in 2000 and 1999 has been adjusted to take into account the July 1, 2001 six-for-one stock-split.

b - Diluted earnings per share are calculated on the basis of the number of common shares that would be outstanding assuming conversion of all convertible debentures and exercise of all stock options, as described in note 29-f. The average number of shares used to compute diluted earnings per share was determined as follows in 2001, 2000 and 1999:

1) Effect on the average number of shares of debenture conversions and the exercise of stock options

	2001	2000 pro forma	1999 pro forma
Average number of €1 par value shares outstanding	**263,357,148**	261,283,962	284,425,614
Average number of 1994 convertible debentures outstanding	**1,122,305**	11,780,178	23,986,416
Dilutive effect of stock options determined by the treasury stock method	**N/A**	22,212	97,962
Fully diluted average number of shares	**264,479,453**	273,086,352	308,509,992

2) Effect of debenture conversions and the exercise of stock options on net income

(in millions of euros)	**2001**	2000	1999
Net income for the year	**1,691**	1,312	729
Impact of conversion, net of tax	**1**	9	19
Total	**1,692**	1,321	748

→ NOTE 52 - Directors' compensation

(in millions of euros)	**2001**	2000	1999
Compensation paid to:			
- Members of the management bodies	**6.7**	6.3	5.0
- Members of the Supervisory Board	**0.5**	0.3	0.3
	7.2	6.6	5.3

Members of management bodies include members of the Managing Board, the Executive Committee and Senior Management.

As of December 31, 2001, members of the Group's management bodies held 711,600 options to purchase shares of Peugeot S.A. granted under the plans set up in 1999, 2000 and 2001 for certain managers and officers.

As of December 31, 2000, members of the Group's management bodies held options to purchase the equivalent of 405,600 new shares of Peugeot S.A. granted under the plans set up in 1999 and 2000.

As of December 31, 1999, members of the Group's management bodies held options to purchase the equivalent of 181,800 new shares of Peugeot S.A. granted under the plans set up in 1995 and 1999.

→ NOTE 53 - Subsequent event

In December 2001, a restructuring plan was announced at Peugeot Citroën Argentina. The criteria for a €18 million restructuring reserve were not met as of December 31, 2001. The 430 employees affected by the plan were formally notified in January 2002.

FIVE-YEAR CONSOLIDATED STATEMENT OF INCOME

(in millions of euros)	**2001**	2000	1999	1998	1997
MANUFACTURING AND SALES COMPANIES					
Net sales	**50,288**	42,978	36,740	33,076	27,854
Operating expenses					
Cost of goods and services sold	**(38,647)**	(31,946)	(27,443)	(24,937)	(21,420)
Selling, general and administrative expenses	**(7,504)**	(7,550)	(6,408)	(5,937)	(5,174)
Research and development costs	**(1,733)**	(1,625)	(1,457)	(1,301)	(1,315)
	(47,884)	(41,121)	(35,308)	(32,175)	(27,909)
Operating margin	**2,404**	1,857	1,432	901	(55)
Early-termination plan costs	**(31)**	32	(431)	-	-
Other income and (expenses), net					
Restructuring costs	**(115)**	(41)	(54)	(66)	(223)
Interest income (expense), net	**(48)**	86	(22)	(24)	2
Other income and (expenses), net	**193**	21	(1)	(191)	(478)
	30	66	(77)	(281)	(699)
Income (loss) before tax of fully-consolidated companies	**2,403**	1,955	924	620	(754)
Income taxes	**(750)**	(601)	(251)	(252)	235
Net income (loss) of fully-consolidated manufacturing and sales companies	**1,653**	1,354	673	368	(519)
FINANCE COMPANIES					
Net revenues					
From third parties	**1,375**	1,203	1,067	682	621
From Group manufacturing and sales companies	**212**	184	127	160	159
	1,587	1,387	1,194	842	780
Interest and amortization expense	**(529)**	(432)	(386)	(259)	(249)
Commission expense	**(192)**	(152)	(111)		
Other operating expense	**(338)**	(304)	(273)	(190)	(178)
Credit losses	**(68)**	(51)	(55)	(42)	(35)
Cost of revenue from manufacturing and sales companies	***(212)***	(184)	(127)	(160)	(159)
Operating expenses	**(1,339)**	(1,123)	(952)	(651)	(621)
Operating margin	**248**	264	242	191	159
Other income and (expenses), net	**(4)**	(3)	(7)	(1)	21
Income before tax of fully-consolidated companies	**244**	261	235	190	180
Income taxes	**(85)**	(112)	(105)	(61)	(59)
Net income of fully-consolidated finance companies	**159**	149	130	129	121
Net income of fully consolidated companies	**1,812**	1,503	803	497	(398)
Net earnings of companies at equity	**9**	19	31	38	21
Amortization of goodwill	**(140)**	(199)	(60)	(41)	(4)
Net income (loss) before minority interests	**1,681**	1,323	774	494	(381)
Minority interests	**10**	(11)	(45)	(10)	(41)
Net income (loss)	**1,691**	1,312	729	484	(422)
Basic earnings per €1 par value share					
- average number of common shares outstanding	**263,357,148**	261,283,962	284,425,614	300,675,288	300,664,968
- in euros, per share	**6.42**	5.02	2.56	1.61	(1.40)

FIVE-YEAR CONSOLIDATED BALANCE SHEET - ASSETS

(in millions of euros)	2001	2000	1999	1998	1997
MANUFACTURING AND SALES COMPANIES					
Goodwill	**2,225**	1,054	1,215	892	55
Intangible assets	**183**	136	105	19	11
Property, plant and equipment	**11,461**	10,359	9,454	9,336	8,888
Investments					
Long-term loans and investment securities	**624**	1,110	1,172	935	820
Investments in companies at equity	**215**	203	194	196	241
Shares in non-consolidated companies	**238**	254	128	127	220
Loans to Group finance companies	**-**	339	575	276	236
	1,077	1,906	2,069	1,534	1,517
Other non-current assets					
Long-term deferred income taxes	**184**	86	118	297	698
Other non-current assets	**204**	176	231	177	76
	388	262	349	474	774
Current operating assets					
Inventories	**6,218**	5,171	4,100	4,016	3,884
Accounts and notes receivable	**3,855**	3,286	2,642	2,390	2,206
Short-term income tax liabilities	**935**	485	361	253	213
Other receivables	**2,585**	2,207	1,794	1,119	1,166
Receivables from Group finance companies	***306***	311	162	166	136
	13,899	11,460	9,059	7,944	7,605
Current financial assets					
Loans	**260**	207	186	358	136
Short-term investments	**1,013**	1,246	1,030	863	344
Cash and cash equivalents	**5,520**	3,143	3,118	922	1,157
To be received from Group finance companies	***123***	1,077	1,707	2,190	1,152
	6,916	5,673	6,041	4,333	2,789
Total manufacturing and sales companies	**36,149**	30,850	28,292	24,532	21,639
FINANCE COMPANIES					
Goodwill	**86**	90	95	104	-
Non-current assets					
Intangible assets	**21**	20	7	3	-
Property, plant and equipment	**52**	131	126	117	79
Long-term deferred income taxes	**29**	28	25	39	22
Other	**206**	225	363	273	451
	308	404	521	432	552
Accounts receivable					
Finance receivables	**15,740**	14,155	12,182	10,393	6,992
Other customer loans	**242**	205	309	209	349
Receivables from manufacturing and sales companies	***241***	299	323	-	-
	16,223	14,659	12,814	10,602	7,341
Other operating assets					
Short-term income tax liabilities	**53**	16	17	14	12
Other receivables	**742**	550	512	367	207
Receivables from manufacturing and sales companies	***41***	99	216	415	326
	836	665	745	796	545
Current financial assets					
Short-term investments	**71**	31	99	727	509
Cash and cash equivalents	**2,146**	251	231	156	132
Advances to manufacturing and sales companies	***1***	13	-	-	-
	2,218	295	330	883	641
Total finance companies	**19,671**	16,113	14,505	12,817	9,079
Total Group	**55,820**	46,963	42,797	37,349	30,718

FIVE-YEAR CONSOLIDATED BALANCE SHEET - LIABILITIES AND STOCKHOLDERS' EQUITY

(in millions of euros)	**2001**	2000	1999	1998	1997
Stockholders' equity					
Common stock	**259**	278	273	267	267
Capital in excess of par value of stock	**-**	276	149	822	821
Retained earnings	**10,479**	9,515	8,383	7,698	7,237
Treasury stock	**(51)**	(507)	(250)	-	-
Cumulative translation adjustment	**(405)**	(201)	(223)	(285)	(245)
	10,282	9,361	8,332	8,502	8,080
MANUFACTURING AND SALES COMPANIES					
Minority interests	**689**	579	585	493	309
Non-current liabilities					
Long-term deferred income taxes	**1,163**	1,129	1,187	1,377	1,471
Reserves for contingencies and liabilities	**1,394**	1,322	1,459	1,118	1,013
Other long-term liabilities	**69**	70	68	72	70
	2,626	2,521	2,714	2,567	2,554
Long-term debt					
Convertible debentures	**-**	-	603	604	604
Other borrowings	**3,635**	1,977	2,050	1,935	1,118
	3,635	1,977	2,653	2,539	1,722
Current liabilities					
Accounts and notes payable	**9,173**	8,503	7,117	5,854	4,976
Short-term income tax liabilities	**808**	625	185	126	68
Other payables	**5,813**	4,737	4,389	3,283	2,794
Due to Group finance companies	***86***	117	97	92	54
	15,880	13,982	11,788	9,355	7,892
Short-term debt					
Convertible debentures	**-**	113	-	-	-
Current portion of long-term debt	**299**	408	566	232	255
Short-term financing and bank overdrafts	**3,920**	2,924	2,470	1,568	1,660
Loans from Group finance companies	***197***	293	442	323	272
	4,416	3,738	3,478	2,123	2,187
Total manufacturing and sales companies	**27,246**	22,797	21,218	17,077	14,664
FINANCE COMPANIES					
Minority interests	**103**	79	64	42	35
Subordinated perpetual securities	**-**	-	183	183	204
Non-current liabilities					
Long-term deferred income taxes	**122**	119	81	61	15
Reserves for contingencies and liabilities	**45**	31	31	29	22
Other long-term liabilities	**14**	-	-	-	-
	181	150	112	90	37
Financing liabilities					
Borrowings	**16,143**	11,585	9,401	7,547	5,232
Other financing liabilities	**120**	386	261	660	375
Customer deposits	**210**	167	148	148	155
Deposits from Group manufacturing and sales companies	***123***	1,438	2,041	-	-
	16,596	13,576	11,851	8,355	5,762
Operating liabilities					
Short-term income tax liabilities	**106**	43	49	52	49
Other payables	**1,000**	667	585	416	363
Due to Group manufacturing and sales companies	***306***	290	403	2,632	1,524
	1,412	1,000	1,037	3,100	1,936
Total finance companies	**18,292**	14,805	13,247	11,770	7,974
Total Group	**55,820**	46,963	42,797	37,349	30,718

FIVE-YEAR CONSOLIDATED STATEMENT OF CASH FLOWS

(in millions of euros)	2001	2000	1999	1998	1997
MANUFACTURING AND SALES COMPANIES					
Net income of fully-consolidated companies	1,653	1,354	673	368	(519)
Adjustments to reconcile net income to net cash provided by operations					
- Depreciation and amortization	1,974	1,877	1,771	1,805	1,720
- Net increase (decrease) in allowances and reserves	8	(158)	264	(102)	536
- Change in long-term deferred income taxes	(107)	(32)	(14)	93	(224)
- (Gains) losses on disposals of assets and other	(88)	186	(17)	(176)	(9)
Dividends received from companies at equity	-	(6)	5	(13)	(16)
Working capital provided by operations	3,440	3,221	2,682	1,975	1,488
Change in operating assets and liabilities	(422)	(238)	1,354	1,079	958
Net cash provided by operations – manufacturing and sales companies	3,018	2,983	4,036	3,054	2,446
FINANCE COMPANIES					
Net income of fully-consolidated companies	159	149	130	129	121
Adjustments to reconcile net income to net cash provided by operations					
- Depreciation and amortization	6	27	25	21	17
- Net increase (decrease) in allowances and reserves	8	15	(4)	(11)	1
- Change in long-term deferred income taxes	1	34	34	(9)	(10)
- (Gains) losses on disposals of assets and other	(14)	(3)	29	20	43
Working capital provided by operations	160	222	214	150	172
Change in operating assets and liabilities	1,660	(887)	(344)	909	119
Net cash provided (used) by operations - finance companies	1,820	(665)	(130)	1,059	291
GROUP					
Proceeds from disposals of non-consolidated companies	23	23	5	2	56
Proceeds from disposals of subsidiaries	-	30	91	-	-
Proceeds from disposals of property, plant and equipment	450	103	183	85	64
Capital expenditure	(2,947)	(2,932)	(2,010)	(1,667)	(1,562)
Acquisitions of shares in subsidiaries	(1,577)	(18)	(259)	(1,447)	(74)
Investments in non-consolidated companies	(33)	(164)	(5)	(23)	(9)
Effect of changes in scope of consolidation and other	126	1	(52)	340	71
Net cash used by investing activities	(3,958)	(2,957)	(2,047)	(2,710)	(1,454)
Dividends paid:					
- to Peugeot S.A. stockholders	(217)	(118)	(73)	(23)	(23)
- to minority stockholders of consolidated companies	(13)	(12)	(37)	(12)	(10)
Issuance of shares	109	132	3	-	-
Purchases of treasury stock	(458)	(257)	(953)	-	-
Buybacks of convertible debentures	-	(555)	-	-	-
Change in other financial assets and liabilities	3,872	1,468	1,266	(1,773)	(1,345)
Other	123	38	186	146	38
Net cash provided (used) by financing activities	3,416	696	392	(1,662)	(1,340)
Translation adjustment	(24)	(12)	20	48	19
Increase (decrease) in cash and cash equivalents	4,272	45	2,271	(211)	(38)
Cash and cash equivalents at beginning of period	3,394	3,349	1,078	1,289	1,327
Cash and cash equivalents at period-end	7,666	3,394	3,349	1,078	1,289

CONSOLIDATED COMPANIES AS AT DECEMBER 31, 2001

F : fully consolidated   E : accounted for by the equity method

Company	F/E	Percent controlled	Percent consolidated
HOLDING COMPANY AND OTHER			
Peugeot S.A. Paris - France	F	–	–
Grande Armée Participations Paris - France	F	100.00	100.00
PSA International S.A. Geneva - Switzerland	F	99.87	99.87
G.I.E. PSA Trésorerie Paris - France	F	100.00	99.97
Société Anonyme de Réassurance Luxembourgeoise - Saral Luxemburg - Luxemburg	F	100.00	100.00
Process Conception Ingénierie S.A. Paris - France	F	100.00	100.00
Process Conception Ingénierie GmbH Wiesbaden - Germany	F	100.00	100.00
PCI do Brasil Ltda Rio de Janeiro - Brasil	F	100.00	100.00
PCI Argentina S.A. Buenos Aires - Argentina	F	100.00	99.99
Société de Construction d'Equipements de Mécanisations et de Machines - SCEMM Saint-Etienne - France	F	100.00	100.00
Peugeot Citroën Moteurs Nanterre - France	F	99.99	99.99
Société de Constructions Mécaniques Panhard & Levassor Paris - France	F	99.99	99.99
Peugeot Motocycles Mandeure - France	F	74.99	74.99
Peugeot Motocycles Italia S.p.A. Milan - Italy	F	100.00	76.24
Peugeot Motocycles Deutschland Walldorf - Germany	F	100.00	74.97
AUTOMOBILE DIVISION			
Peugeot Citroën Automobiles S.A. Paris - France	F	100.00	100.00
Peugeot Citroën Sochaux S.N.C. Paris - France	F	100.00	100.00
Peugeot Citroën Mulhouse S.N.C. Paris - France	F	100.00	100.00
Peugeot Citroën Aulnay S.N.C. Paris - France	F	100.00	100.00
Peugeot Citroën Rennes S.N.C. Paris - France	F	100.00	100.00
Peugeot Citroën Poissy S.N.C. Paris - France	F	100.00	99.99
Peugeot Citroën Mécanique du Nord-Ouest S.N.C. Paris - France	F	100.00	100.00

Company	F/E	Percent controlled	Percent consolidated
Peugeot Citroën Mécanique de l'Est S.N.C. Paris - France	F	100.00	100.00
Société Mécanique Automobile de l'Est Trémery - France	F	100.00	100.00
Société Européenne de Véhicules Légers du Nord - Sevelnord Paris - France	E	50.00	50.00
Talbot Paris - France	F	100.00	99.99
Società Europea Veicoli Leggeri Sevel S.p.A. Atessa - Italy	E	50.00	50.00
G.I.E. PSA Peugeot Citroën Paris - France	F	100.00	100.00
Gisevel Paris - France	E	50.00	50.00
Sevelind Paris - France	E	50.00	50.00
Française de Mécanique Douvrin - France	E	50.00	50.00
Société de Transmissions Automatiques Barlin - France	E	20.00	20.00
Siemens Automotive Hydrolics Asnières - France	E	48.00	48.00
Sora S.A. Poissy - France	F	99.88	99.88
Sogedac España Villaverde - Spain	F	99.99	99.99
Automobiles Peugeot Paris - France	F	100.00	100.00
Peugeot Motor Company Plc Coventry - United Kingdom	F	100.00	100.00
Peugeot Securities Ltd Coventry - United Kingdom	F	100.00	100.00
Peugeot Citroën Argentina S.A. Buenos Aires - Argentina	F	99.61	99.60
Société Commerciale Paris Franche-Comté Paris - France	F	99.99	99.99
Botzaris Automobiles Paris - France	F	99.99	99.99
Société Commerciale Automobile Paris - France	F	100.00	100.00
Parisud S.A. Malakoff - France	F	99.88	99.86
Sodexa Courbevoie - France	F	99.99	99.99
Seine et Marne Automobile Le Vert Saint-Denis - France	F	99.99	99.98
Société Brestoise des Garages de Bretagne Brest - France	F	100.00	100.00

Company	F/E	Percent controlled	Percent consolidated
Etablissements Boniface Saint-Etienne - France	F	99.92	99.92
Société Industrielle Automobile de Champagne Cormontreuil - France	F	99.76	99.76
Société Industrielle Automobile du Havre Le Havre - France	F	99.98	99.98
Société Industrielle Automobile du Languedoc Toulouse - France	F	99.89	99.89
Société Industrielle Automobile de Lorraine Vandœuvre-Les-Nancy - France	F	99.99	99.99
Société Industrielle Automobile de Mulhouse Mulhouse - France	F	100.00	100.00
Société Industrielle Automobile du Nord Lille - France	F	99.99	99.99
Société Industrielle Automobile de Normandie Rouen - France	F	99.95	99.95
Société Industrielle Automobile de l'Ouest Orvault - France	F	99.99	99.99
Société Industrielle Automobile Paris Nord Paris - France	F	99.80	99.80
Société Industrielle Automobile de Provence Marseille - France	F	99.74	99.74
Société Industrielle Automobile du Sud-Ouest Le Bouscat - France	F	99.99	99.99
Société Lyonnaise d'Industrie et de Commerce Automobile Vénissieux - France	F	99.92	99.91
Régionale Française Automobile Cesson Sévigné - France	F	99.67	99.67
Grands Garages de l'Hérault Montpellier - France	F	99.99	99.99
Grands Garages de Nice et du Littoral Nice - France	F	99.90	99.90
Peugeot Belgique Luxembourg S.A. Nivelles - Belgium	F	100.00	100.00
S.A. Peugeot Distribution Service N.V. Brussels - Belgium	F	100.00	100.00
Peugeot Nederland N.V. Utrecht - Netherlands	F	100.00	100.00
Peugeot Deutschland GmbH Saarbrucken - Germany	F	100.00	100.00
Peugeot Bayern GmbH Saarbrucken - Germany	F	100.00	99.99
Peugeot Berlin Brandenburg GmbH Saarbrucken - Germany	F	100.00	99.99
Peugeot Dresden GmbH Saarbrucken - Germany	F	100.00	99.99

Company	F/E	Percent controlled	Percent consolidated
Peugeot Bonn GmbH Saarbrucken - Germany	F	100.00	99.99
Peugeot Bremen GmbH Saarbrucken - Germany	F	100.00	99.99
Peugeot Westfalen GmbH Saarbrucken - Germany	F	100.00	99.99
Peugeot Niederrhein GmbH Saarbrucken - Germany	F	100.00	99.99
Peugeot Main/Taunus GmbH Saarbrucken - Germany	F	100.00	99.99
Peugeot Freiburg GmbH Saarbrucken - Germany	F	100.00	99.99
Peugeot Hanse GmbH Saarbrucken - Germany	F	100.00	99.99
Peugeot Hannover GmbH Saarbrucken - Germany	F	100.00	99.99
Peugeot Rheinland GmbH Saarbrucken - Germany	F	100.00	99.99
Peugeot Osnabruck GmbH Saarbrucken - Germany	F	100.00	99.99
Peugeot Saartal GmbH Saarbrucken - Germany	F	100.00	99.99
Peugeot Schwaben GmbH Saarbrucken - Germany	F	100.00	99.99
Peugeot Mainz Wiesbaden GmbH Saarbrucken - Germany	F	100.00	99.99
Peugeot Automobili Italia S.p.A Milan - Italy	F	100.00	100.00
Peugeot Milan Milan - Italy	F	100.00	99.98
Peugeot Gianicolo S.p.A Rome - Italy	F	100.00	99.98
Talbot Exports Ltd Coventry - United Kingdom	F	100.00	100.00
Robins and Day Ltd Coventry - United Kingdom	F	100.00	100.00
Realtal UK Ltd Coventry - United Kingdom	F	100.00	100.00
Palmer Garage Ltd Coventry - United Kingdom	F	65.18	65.18
Melvin Motors Ltd Coventry - United Kingdom	F	100.00	100.00
Robins And Day Investments Ltd Coventry - United Kingdom	F	100.00	100.00
Boomcite Ltd Coventry - United Kingdom	F	100.00	100.00
Richard Rhodes (Wigan) Ltd Coventry - United Kingdom	F	71.83	71.83
Mike Thompson (Stafford) Ltd Coventry - United Kingdom	F	71.83	71.83
David Kerr (Chelmsford) Ltd Coventry - United Kingdom	F	71.83	71.83
Peter Ambrose (Castleford) Ltd Coventry - United Kingdom	F	80.00	80.00

Company	F/E	Percent controlled	Percent consolidated
Telford Motors Ltd Coventry - United Kingdom	F	80.00	80.00
Peugeot España S.A. Madrid - Spain	F	100.00	100.00
Urbanizadora Pozo Blanco Madrid - Spain	F	100.00	100.00
Hispanamoción S.A. Madrid - Spain	F	100.00	100.00
Peugeot Portugal Automoveis S.A. Lisbon - Portugal	F	100.00	100.00
Peugeot (Suisse) S.A. Bern - Switzerland	F	100.00	100.00
Peugeot Austria GmbH Vienna - Austria	F	100.00	100.00
Peugeot Autohaus GmbH Vienna - Austria	F	100.00	100.00
Peugeot Polska S.p.Z.o.o. Warsaw - Poland	F	100.00	100.00
Peugeot Ceska Republica S.r.o. Prague - Czech Republic	F	100.00	100.00
Peugeot Hungaria Kft Budapest - Hungary	F	100.00	100.00
Peugeot Slovenija d.o.o. P.Z.D.A. Ljubljana - Slovenia	F	100.00	100.00
Peugeot Hrvatska d.o.o. Zagreb - Croatia	F	100.00	100.00
Peugeot Otomotiv Pazarlama as - Popas Istanbul - Turkey	F	60.00	60.00
Peugeot Algérie S.p.A. Alger - Algeria	F	99.99	99.99
Peugeot Egypte S.A.E. Le Caire - Egypt	F	90.09	90.09
Peugeot do Brasil Automoveis Ltda São Paulo - Brasil	F	99.27	99.73
Peugeot Citroën do Brasil Rio de Janeiro - Brasil	F	100.00	100.00
Peugeot Chile Santiago of Chile - Chile	F	96.92	96.92
Automotores Franco Chilena S.A. Santiago of Chile - Chile	F	100.00	99.73
Peugeot Japan KK Co Ltd Tokyo - Japan	F	100.00	100.00
Automobiles Citroën Paris - France	F	100.00	100.00
Société Commerciale Citroën Paris - France	F	99.96	99.96
Citroën Félix Faure Paris - France	F	99.97	99.93
Citroën Champ de Mars Paris - France	F	99.92	99.92
Citer Paris - France	F	98.34	98.34
Citroën Paris Paris - France	F	100.00	100.00

Company	F/E	Percent controlled	Percent consolidated
Citroën Belux S.A. N.V. Brussels - Belgium	F	100.00	100.00
Société Belge des Automobiles Citroën Brussels - Belgium	F	100.00	100.00
Citroën Nederland B.V. Amsterdam - Netherlands	F	100.00	100.00
Citroën Deutschland AG Cologne - Germany	F	99.95	99.95
Citroën Commerce GmbH Cologne - Germany	F	100.00	99.95
Citroën Italia S.p.A. Milan - Italy	F	100.00	100.00
Citroën UK Ltd Coventry - United Kingdom	F	100.00	100.00
Citroën Sverige A.B. Vallingby - Sweden	F	100.00	100.00
Citroën Danmark A/S Copenhague - Denmark	F	100.00	100.00
Citroën Norge A/S Skaarer - Norway	F	100.00	100.00
Citroën (Suisse) S.A. Geneva - Switzerland	F	100.00	100.00
Citroën Osterreich GmbH Vienna - Austria	F	100.00	100.00
Citroën Lusitania S.A. Mangualde - Portugal	F	84.48	84.39
Automoveis Citroën S.A. Lisbon - Portugal	F	99.99	99.99
Peugeot Citroën Automoviles España Vigo - Spain	F	99.62	99.62
Automoviles Citroën España Madrid - Spain	F	99.62	99.62
Comercial Citroën S.A. Madrid - Spain	F	99.96	96.53
Autotransporte Turistico Español S.A. (ATESA) Madrid - Spain	F	100.00	96.57
Garaje Eloy Granollers S.A. Granollers - Spain	F	100.00	99.41
Motor Talavera Talavera - Spain	F	100.00	99.41
Ferauto Salamanca - Spain	F	100.00	99.41
Rafael Ferriol S.A. Alboraya - Spain	F	100.00	99.41
Citroën Hungaria Kft Budapest - Hungary	F	100.00	100.00
Citroën Polska S.p.Z.o.o. Warsaw - Poland	F	100.00	100.00
Citroën Slovenija d.o.o. Komer - Slovenia	F	100.00	100.00
Citroën Hrvatska d.o.o. Zagreb - Croatia	F	100.00	100.00
Citroën Slovakia S.r.o. Brastislava - Slovakia	F	100.00	100.00

Company	F/E	Percent controlled	Percent consolidated
AUTOMOTIVE EQUIPMENT			
Faurecia Boulogne-Billancourt - France	F	71.60	71.60
Bertrand Faure - Société de Participations Boulogne-Billancourt - France	F	100.00	71.60
Financière Faurecia Boulogne-Billancourt - France	F	100.00	71.60
Société Financière pour l'Equipement Automobile SFEA Boulogne-Billancourt - France	F	100.00	71.60
Faurecia Sièges d'Automobiles S.A. Boulogne-Billancourt - France	F	100.00	71.60
Faurecia Systèmes d'Echappement Boulogne-Billancourt - France	F	100.00	71.60
Siemar Sandouville - France	F	100.00	71.60
Faurecia Industries Boulogne-Billancourt - France	F	100.00	71.60
Trecia Etupes - France	F	100.00	71.60
Siebret Redon - France	F	100.00	71.60
Sielest Pulversheim - France	F	100.00	71.60
Siedoubs Montbeliard - France	F	100.00	71.60
Sienor Lieu-Saint Amand - France	F	100.00	71.60
Sieval Boulogne-Billancourt - France	F	100.00	71.60
Sieto Somain - France	F	100.00	71.60
Société de Textile de l'Ostrevant Sotexo Somain - France	F	100.00	71.60
Sieloir Romorantin - France	F	100.00	71.60
Ecsa - Etudes et Construction de Sièges pour l'Automobile Crevin - France	F	100.00	71.60
EAK - Composants pour l'Automobile S.A. Valentigney - France	F	51.00	36.52
EAK - Composants pour l'Automobile S.N.C. Valentigney - France	F	51.00	36.52
Sommer Allibert Nanterre - France	F	100.00	71.60
Allibert Holding Nanterre - France	F	100.00	71.60
SAI Automotive Sommer Industrie Nanterre - France	F	100.00	71.60
Seditep Nanterre - France	F	100.00	71.60
Sommer Holding Nanterre - France	F	100.00	71.60
SAI Automotive Allibert Industrie Nanterre - France	F	100.00	71.60
SAI Automotive France Nanterre - France	F	100.00	71.60
SAI Automotive Sandouville Nanterre - France	F	100.00	71.60
Sas Automotive France Nanterre - France	E	50.00	35.80
Société Internationale de Participations S.I.P. Brussels - Belgium	F	100.00	71.60
Sommer Allibert Industrie N.V. Gent - Belgium	F	100.00	71.60
SAI Automotive Silux Eselborn - Luxemburg	F	100.00	71.60
Faurecia Autositze GmbH & Co KG Stadthagen - Germany	F	100.00	71.60
Faurecia Kunstoffe Automobilsysteme GmbH Ingolstadt - Germany	F	100.00	71.60
Faurecia Abgastechnik GmbH Furth - Germany	F	100.00	71.60
Leistritz Abgastechnik Stollberg GmbH Pfaffenhain - Germany	F	100.00	71.60
Faurecia Deutschland Holding GmbH & Co KG Stadthagen - Germany	F	100.00	71.60
Faurecia Innenraum Systeme Koeln GmbH Cologne - Germany	F	100.00	71.60
Ecia GmbH Furth - Germany	F	100.00	71.60
Sip Verwaltungs GmbH Stadthagen - Germany	F	100.00	71.60
A.P. Parts Europe GmbH Germany	F	100.00	71.60
A.P. Parts Europe Technical Center GmbH Germany	F	100.00	71.60
SAI Automotive AG Frankfurt - Germany	F	96.82	69.32
SAI Automotive Worth Wörth Am Rhein - Germany	F	100.00	71.60
SAI Automotive Sal GmbH Wörth Am Rhein - Germany	F	100.00	71.60
SAI Automotive Meerane GmbH Sassenburg - Germany	F	100.00	71.60
SAI Automotive Peine GmbH Peine - Germany	F	100.00	71.60
SAI Automotive Tdw GmbH Sassenburg - Germany	F	100.00	71.60
SAI Automotive Vwm GmbH Hameln - Germany	F	100.00	71.60
Sas Autosystemtechnik GmbH & Co KG Karlsrühe - Germany	E	50.00	35.80

Company	F/E	Percent controlled	Percent consolidated
Sas Autosystemtechnik Verwaltung Karlsrühe - Germany	E	50.00	35.80
Faurecia Netherland Holding B.V. Roermond - Netherlands	F	100.00	71.60
Faurecia Exhaust Systems B.V. Roermond - Netherlands	F	100.00	71.60
Faurecia Exhaust Systems A.B. Torsas - Sweden	F	100.00	71.60
United Parts Exhaust Systems A.B. Torsas - Sweden	F	100.00	71.60
Faurecia Asientos para Automovil España Madrid - Spain	F	100.00	71.60
Asientos de Castilla Léon S.A. Madrid - Spain	F	100.00	71.60
Asientos del Norte S.A. Vitoria - Spain	F	100.00	71.60
Industrias Cousin Frères SL Burlada - Spain	F	50.01	35.80
Technoconfort Pamplona - Spain	F	50.00	35.80
Faurecia Sistemas de Escape España Vigo - Spain	F	100.00	71.60
Armaduras de Asientos Ardasa S.A. Burgos - Spain	E	50.00	35.80
SAI Automotive Allibert S.A. Madrid - Spain	F	100.00	71.60
SAI Automotive Lignotock Valencia - Spain	F	100.00	71.60
SAI Automotive Salc España S.A. Valencia - Spain	F	100.00	71.60
Cartera Inversiones Enrich Madrid - Spain	F	100.00	71.60
Component de Vehicules de Galicia Porrino - Spain	E	50.00	35.80
Sas Autosystem Pamplona Pamplona - Spain	E	50.00	35.80
Sas Autosystemtechnick S.A. Pamplona - Spain	E	50.00	35.80
Faurecia Assentos de Automovel Limitada Saint Jean de Madère - Portugal	F	100.00	71.60
Sasal Saint Jean de Madère - Portugal	F	100.00	71.60
Vanpro Assentos Limitada Palmela - Portugal	E	50.00	35.80
SAI Automotive Portugal Palmela - Portugal	F	100.00	71.60
Sas Palmela Palmela - Portugal	E	50.00	35.80
Faurecia Automotiv Seating UK Ltd Coventry - United Kingdom	F	100.00	71.60
Faurecia Midlands Ltd Coventry - United Kingdom	F	100.00	71.60

Company	F/E	Percent controlled	Percent consolidated
SAI Automotive Telford Telford - United Kingdom	F	100.00	71.60
SAI Automotive Fradley Fradley - United Kingdom	F	100.00	71.60
SAI Automotive Washington Ltd Washington - United Kingdom	F	100.00	71.60
SAI Automotive S.A.L. UK Billericay - United Kingdom	F	100.00	71.60
Faurecia Fotele Samachodowe Sp.Zo.o. Grojec - Poland	F	100.00	71.60
Faurecia Walbrzych Sp.Zo.o. Walbrzych - Poland	F	100.00	71.60
SAI Automotive Polska Sp.Z.o.o. Legntza - Poland	F	100.00	71.60
Faurecia Systemy Klerowricze Walbrzych - Poland	F	100.00	71.60
SAI Automotive Bratislava S.r.o. Bratislava - Slovakia	F	100.00	71.60
Faurecia Exhaust Systems S.r.o. Bakov - Czech Republic	F	100.00	71.60
Faurecia Lecotex Tabor - Czech Republic	F	95.93	68.69
SAI Automotive Bohemia S.r.o. Mlada Boleslav - Czech Republic	F	96.82	69.32
Sas Autosystemtechnik S.r.o. Mlada Boleslav - Czech Republic	E	50.00	35.80
Teknik Malzeme Bursa - Turkey	E	50.00	35.80
SAI Automotive Polifleks Istanbul - Turkey	F	100.00	71.60
Faurecia Automotive Seating Canada Ltd Mississauga - Canada	F	100.00	71.60
Faurecia Canada Investment Company Montreal - Canada	F	100.00	71.60
WBF Technologies Mississauga - Canada	E	50.00	35.80
Faurecia USA Holding Inc. Wilmington - United States	F	100.00	71.60
Faurecia Automotive Holding Inc. Wilmington - United States	F	100.00	71.60
Faurecia Automotiv Seating Inc. Troy - United States	F	100.00	71.60
Dynamec Inc. Wilmington - United States	F	50.00	35.80
Faurecia E.S. Holdings Dover - United States	F	100.00	71.60
Faurecia Exhaust Systems Inc. Wilmington - United States	F	100.00	71.60
A.P. Automotive Holding Inc. Wilmington - United States	F	100.00	71.60
International Exhaust Holding Corps Dover - United States	F	100.00	71.60

Company	F/E	Percent controlled	Percent consolidated
Northern Tube Inc. Bingham Farms - United States	F	100.00	71.60
SAI Automotive Kansas City Kansas City - United States	F	100.00	71.60
SAI Automotive SAL Inc. Farmington Hills - United States	F	100.00	71.60
SAI Automotive USA Inc. Farmington Hills - United States	F	100.00	71.60
SAI Automotive Fountain Inn Fountain Inn - United States	F	100.00	71.60
Faurecia Bancos Para Automoveis Ltda Quatro-Barras - Brasil	F	100.00	71.60
Faurecia Sistemas de Escapamento do Brasil Ltda São Paulo - Brasil	F	100.00	71.60
SAI Automotive do Brasil Ltda São Jose Dos Pinhais Pr - Brasil	F	100.00	71.60
SAI Automotive Sal Americana Latina Ltd São Jose Dos Pinhais - Brasil	F	100.00	71.60
Sas Automotive Brasil Ltda São Jose Dos Pinhais Pr - Brasil	E	50.00	35.80
Faurecia Sistemas de Escape Argentina S.A. Buenos Aires - Argentina	F	100.00	71.60
Bertrand Faure Argentina S.A. Buenos Aires - Argentina	E	50.00	35.80
PAB S.A. Buenos Aires - Argentina	E	50.00	35.80
Sas Automotriz Argentina Buenos Aires - Argentina	E	50.00	35.80
Sommer Allibert Duroplast Puebla - Mexico	F	50.00	35.80
Servicios Sommer Allibert Puebla - Mexico	F	50.00	35.80
Faurecia Automotiv Seating India Private Ltd Bangalore - India	F	100.00	71.60
Faurecia Exhaust Systems South Africa Ltd Johannesburg - South Africa	F	100.00	71.60
SAI Autoplastic Port Elisabeth - South Africa	F	100.00	71.60

TRANSPORTATION AND LOGISTICS

Company	F/E	Percent controlled	Percent consolidated
Gefco Courbevoie - France	F	99.96	99.96
Genistic Levallois-Perret - France	F	100.00	99.95
Gefco Benelux S.A. Ath - Belgium	F	100.00	99.93
Gefco Deutschland GmbH Morfelden - Germany	F	100.00	99.95
Gefco KN GmbH & Co KG Morfelden - Germany	F	74.86	74.86
Gefco Suisse S.A. Fahy - Switzerland	F	100.00	99.95
Gefco Italia S.p.A. Milan - Italy	F	100.00	99.93
Gefco U.K. Ltd London - United Kingdom	F	100.00	99.93
Gefco España S.A. Madrid - Spain	F	100.00	99.93
Gefco Portugal Lisbon - Portugal	F	100.00	99.94
Gefco Polska Sp. Z.o.o. Warszawa - Poland	F	100.00	99.95
Gefco Maroc Casablanca - Morocco	F	100.00	99.95
Gefco Participaçoes Ltda Rio de Janeiro - Brasil	F	100.00	99.95
Gefco do Brasil Ltda Rio de Janeiro - Brasil	F	100.00	99.95
Gefco Argentina S.A. Buenos Aires - Argentina	F	100.00	99.95

FINANCE COMPANY

Company	F/E	Percent controlled	Percent consolidated
Banque PSA Finance Paris - France	F	100.00	100.00
Société Financière de Banque - Sofib Paris - France	F	100.00	100.00
Sofira - Société de Financement des Réseaux Automobiles Paris - France	F	100.00	100.00
Société Nouvelle de Développement Automobile - SNDA Paris - France	F	100.00	100,00
Compagnie Générale de Crédit aux Particuliers - Crédipar Levallois-Perret - France	F	100.00	100.00
Banque Diffusion Industrielle Nouvelle - DIN Levallois-Perret - France	F	100.00	100.00
Banque Sofi Levallois-Perret - France	F	100.00	100.00
Dicoma Levallois-Perret - France	F	100.00	100.00
Loca-Din Levallois-Perret - France	F	100.00	100.00
Compagnie pour la location de Véhicules - CLV Levallois-Perret - France	F	100.00	100.00
Assupar Levallois-Perret - France	F	99.99	99.99
PSA Finance Belux Brussels - Belgium	F	100.00	100.00
PSA Finance Nederland B.V. Rotterdam - Netherlands	F	100.00	100.00

Company	F/E	Percent controlled	Percent consolidated
PSA Financial Holding B.V. Rotterdam - Netherlands	F	100.00	100.00
Peugeot Finance International N.V. Rotterdam - Netherlands	F	100.00	100.00
PSA Finance Deutschland GmbH Neu-Isenburg - Germany	F	100.00	100.00
Peugeot Commercial Paper GmbH Francfort - Germany	F	100.00	100.00
PSA Finance Italia S.p.A Milan - Italy	F	100.00	100.00
PSA Gestcredit Italia S.p.A Milan - Italy	F	100.00	100.00
PSA Wholesale Ltd London - United Kingdom	F	100.00	100.00
PSA Finance Plc London - United Kingdom	F	50.00	50.00
Vernon Wholesale Investments Co Ltd London - United Kingdom	F	100.00	100.00
PSA Finance Suisse S.A. Ostermudigen - Switzerland	F	100.00	100.00
PSA Finance Austria Bank AG Vienna - Austria	F	100.00	100.00
PSA Gestao Comercio e Aluger de Veiculos Lisbon - Portugal	F	100.00	99.57
Banco PSA Finance Brasil S.A. São Paulo - Brasil	F	100.00	100.00
PSA Finance Arrendamiento Comercial São Paulo - Brasil	F	100.00	100.00
PSA Finance Argentina Buenos Aires - Argentina	F	50.00	50.00

➔ History of the Company

Founded in 1896, Peugeot S.A. engaged in manufacturing and sales until 1965, when it was transformed into a holding company as part of a legal and financial restructuring of the Group. Its operating activities were taken over by a subsidiary, Automobiles Peugeot.

In December 1974, Peugeot S.A. began the process of joining forces with Automobiles Citroën, which at the time was suffering from the difficult market conditions created by the first oil crisis. The other stockholders of Citroën S.A. were gradually bought out and the two companies were merged on September 30, 1976.

Under the terms of an agreement signed on August 10, 1978 and approved by stockholders on December 21, 1978, Peugeot S.A. acquired the Chrysler Corporation's European manufacturing and sales operations in exchange for shares. At the end of 1980, the newly-acquired companies—which continued to do business under the Talbot marque—were transferred to Automobiles Peugeot.

In 1979, Chrysler Financial Corporation's European commercial financing subsidiaries were acquired, marking a turning point in the development of the Group's finance business. PSA Finance Holding, whose subsidiaries offer financing for Peugeot and Citroën customers in Europe, was converted into a bank in June 1995 and renamed Banque PSA Finance.

Aciers et Outillages Peugeot was renamed Ecia in 1987 and then became Faurecia in 1998 following its friendly merger with automotive equipment manufacturer Bertrand Faure.

The Automobile Division was reorganized on December 31, 1998 to align legal structures with the new functional organization introduced the previous January. Automobiles Peugeot and Automobiles Citroën transferred all their motor vehicle development and manufacturing assets to Peugeot Citroën Automobiles and their capital equipment design and manufacturing operations to Process Conception Ingénierie.

In the first half of 2001, Peugeot S.A. supported Faurecia's acquisition of Sommer Allibert's automotive equipment business.

➔ Legal Information

Company name

Peugeot S.A. The name "PSA Peugeot Citroën" refers to the entire group of companies owned by the Peugeot S.A. holding company.

Registered office and administrative headquarters

75, avenue de la Grande-Armée, 75116 Paris, France.

Legal form

A Société Anonyme (joint stock corporation), governed by a Managing Board and a Supervisory Board under the terms of the Commercial Code.

Governing law

The Company is governed by the laws of France.

Term

Date of incorporation: 1896
Date term ends: December 31, 2058, unless extended or the Company is dissolved.

Corporate purpose *(summary of Article 3 of the bylaws)*

The Company's purpose is to participate, directly or indirectly, in any and all industrial, commercial or financial activities, in France or abroad, related to:
- the manufacture, sale or repair of all forms of motor vehicles;
- the manufacture and sale of all steel products, tools and tooling;
- the manufacture and sale of all manufacturing, mechanical and electrical engineering equipment;
- the granting of short, medium and long-term consumer loans, the purchase and sale of all marketable securities and all financial and banking transactions;
- the provision of all transport and other services;
- the acquisition of all real property and property rights, by any appropriate means;

and generally to conduct any and all commercial, industrial, financial, securities or real estate transactions related directly or indirectly to any of the above purposes or any other purpose that contributes to the development of the Company's business.

Registration

Registered in Paris, n°. B 552 100 554.
Business identification (APE) code: 741 J.

Consultation of legal documents

Legal documents concerning the Company, including the bylaws, the reports of Annual Stockholders' Meetings, the reports of auditors and all other documents sent to stockholders may be consulted at the Company's registered office.

Fiscal year

January 1 to December 31.

Income appropriation *(Article 12 of the bylaws)*

The Annual Stockholders' Meeting has full discretionary powers to decide the appropriation of net income, except for the appropriations required by law.

Exceptional events, claims and litigation

No exceptional events, claims or litigation are in progress or pending that are likely to have a material impact on the results, business, assets and liabilities or financial condition of the Company or the Group.

→ Stockholders' Meetings *(Article 11 of the bylaws)*

Notice of Meeting

Stockholders' meetings are held either at the Company's registered office or at any other location specified in the Notice of Meeting, which is prepared in compliance with the applicable legislation.

Double voting rights

Fully paid-up shares registered in the name of the same stockholder for at least four years carry double voting rights.

Disclosure thresholds *(Article 7 of the bylaws)*

In addition to complying with the disclosure requirements prescribed by law, any company or natural person that becomes the direct or indirect holder of shares representing more than 2% of the capital is required to disclose their total interest to the Company within five calendar days of the date on which the shares are recorded in their account. Each additional 1% of the capital acquired must also be disclosed. These disclosure rules, which are specified in the bylaws, apply even in the case of interests in excess of the first legal disclosure threshold of 5%.

In the case of non-disclosure, at the request of one or several stockholders together holding at least 5% of the capital, the undisclosed shares will be stripped of voting rights for a period of two years from the date on which the omission is remedied.

MANAGEMENT AND ADMINISTRATION

MAIN FUNCTIONS AND DIRECTORSHIPS HELD DURING 2001

Name	Office	First elected to the Supervisory Board	Term ends	Main functions and responsibilities other than in the PSA Peugeot Citroën Group
Supervisory Board				
Pierre PEUGEOT *Born June 11, 1932*	Chairman	July 1, 1998	2004	*Chairman of the Board* - Société Foncière, Financière et de Participations - FFP *Vice Chairman of the Board* - Compagnie Industrielle de Delle *Member of the Supervisory Board* - Société du Louvre *Member of the Board* - Etablissements Peugeot Frères - La Française de Participations Financières - L.F.P.F. - Faurecia *Permanent Representative* - Compagnie Industrielle de Delle, on the Board of Directors of GFI Industries
Jean BOILLOT *Born February 6, 1926*	Vice - Chairman	April 18, 1990	2007	*Member of the Board* - Peugeot Motor Company Plc
Pierre BANZET *Born July 18, 1929*		June 23, 1994	2005	
Jean-Louis DUMAS *Born February 2, 1938*		May 16, 2001	2007	*Managing General Partner* - Hermès International
Marc FRIEDEL *Born July 21, 1948*		June 26, 1996	2002	*Member of the Supervisory Board* - Presses Universitaires de France *Permanent Representative* - SOFINACTION (CIC Group), on the Board of Directors of Société Nancéienne Varin-Bernier (SNVB)
Jean-Louis MASUREL *Born September 18, 1940*		August 27, 1987	2005	*Chairman* - Arcos Investissements S.A. *Member of the Supervisory Board* - Oudart S.A. *Member of the Board* - Société des Bains de Mer à Monaco - S.B.M. - Banque du Gothard Sam (Monaco) *Managing Partner* - Société des Vins de Fontfroide
François MICHELIN *Born June 15, 1926*		October 21, 1992	2006	*Chairman of the Board of Directors* - Participation et Développement Industriels S.A. - PARDEVI *Managing Partner* - Compagnie Générale des Etablissements Michelin - Manufacture Française des Pneumatiques Michelin - Michelin Reifenwerke (Germany) - Compagnie Financière Michelin (Switzerland)
Jean-Paul PARAYRE *Born July 5, 1937*		December 11, 1984	2005	*Chairman of the Supervisory Board* - Vallourec *Member of the Board* - Bolloré Investissement - Carillion Plc (UK) - Sea Invest France - Snef - Stena Line (Sweden) - Stena (UK)

Name	Office	First elected to the Supervisory Board	Term ends	Main functions and responsibilities responsibilities other than in the PSA Peugeot Citroën Group
Jean-Philippe PEUGEOT *Born May 7, 1953*		May 16, 2001	2007	*Chairman* - Etablissements Peugeot Frères - SIA du Languedoc *Chairman of the Board* - Nutrition et Communication *Member of the Board* - Société Foncière, Financière et de Participations - FFP - La Française de Participations Financières - L.F.P.F. - Immeubles et Participations de l'Est
Marie-Hélène RONCORONI *Born November 17, 1960*		June 2, 1999	2005	*Member of the Board* - La Française de Participations Financières - L.F.P.F. - Société Anonyme de Participations - SAPAR - Etablissements Peugeot Frères - Immeubles et Participations de l'Est *Permanent Representative* - Société Anonyme de Participations - SAPAR, on the Board of Directors of Société des Immeubles de Franche-Comté - Société des Immeubles de Franche-Comté, on the Board of Directors of Société Anonyme Comtoise de Participation - Société Anonyme Comtoise de Participation, on the Board of Directors of Société Anonyme d'Exploitation d'Immeubles dans la Région de Montbéliard (S.E.D.I.M.)
Ernest-Antoine SEILLIÈRE DE LABORDE *Born December 20, 1937*		June 22, 1994	2006	*Chairman of the Board* - Marine-Wendel - Compagnie Générale d'Industrie et de Participations - CGIP *Vice Chairman of the Supervisory Board* - Cap Gemini *Chairman of the Supervisory Board* - Trader.com N.V. *Member of the Supervisory Board* - Hermès International S.A. - Oranje - Nassau Groep BV *Member of the Board* - Société Générale - Société Lorraine de Participations Sidérurgiques - SLPS - Valeo *Permanent Representative* - SOFISERVICE, on the Board of Directors of BioMérieux - SOFISERVICE, on the Board of Directors of Bureau Veritas - Compagnie Financière de la Trinité, on the Board of Directors of Stallergenes
Joseph F. TOOT, Jr. *Born on June 13, 1935*		May 24, 2000	2006	*Member of the Board* - Rockwell Automation - Rockwell Collins - Timken Company
Bertrand PEUGEOT *Born October 30, 1923*	Advisor	June 8, 1999	2005	*Member of the Board* - Etablissements Peugeot Frères - Paris Loire - La Française de Participations Financières - L.F.P.F. - Diffusion Industrielle Nouvelle - DIN
Roland PEUGEOT *Born March 20, 1926*	Advisor	May 16, 2001	2007	*Honorary Chairman* - Supervisory Board of Peugeot S.A. until May 16, 2001 - Etablissements Peugeot Frères - Football Club Section Montbéliard - FCSM S.A. *Permanent Representative* - Etablissements Peugeot Frères, on the Board of Directors of La Française de Participations Financières - L.F.P.F.

Name	Office	First appointed to the Managing Board	Appointment ends	Main functions and responsibilities
Managing Board				
Jean-Martin FOLZ *Born January 11, 1947*	Chairman	September 30, 1997	April 24, 2004	Member of the Board, Saint-Gobain *Chairman* - Automobiles Peugeot - Automobiles Citroën - Banque PSA Finance - Peugeot Citroën Automobiles *Member of the Board* - Faurecia
Frédéric SAINT-GEOURS *Born April 20, 1950*		July 1, 1998	April 24, 2004	Chief Executive Officer, Automobiles Peugeot *Chairman* - Grands Garages de Nice et du Littoral - Peugeot Motor Company Plc *Member of the Supervisory Board* - Peugeot Deutschland GmbH *Member of the Board* - Peugeot España S.A. *Permanent Representative* - Automobiles Peugeot, on the Board of Directors of Gefco - Automobiles Peugeot, on the Board of Directors of Banque PSA Finance
Claude SATINET *Born July 19, 1944*		July 1, 1998	April 24, 2004	Chief Executive Officer, Automobiles Citroën *Member of the Supervisory Board* - Citroën Deutschland AG *Chairman* - Citer - Société Commerciale Citröen - Citroën Belux - Société Belge des Automobiles Citroën - Citroën Danmark A/S - Citroën Italia - Citroën Lusitania - Citroën UK Limited - Citroën (Switzerland) S.A. Chairman of the Board of Commissioners, Citroën Nederland B.V. *Member of the Board* - Automoviles Citroën España - Autotransporte Turistico Español S.A. - Comercial Citroën S.A. - Citroën Sverige AB *Permanent Representative* - Automobiles Citroën, on the Board of Directors of Gefco - Automobiles Citroën, on the Board of Directors of Banque PSA Finance - Automobiles Citroën, Chairman of the Board of Directors of Automoveis Citroën

Compensation of Corporate Officers and Executives in 2001

Total direct and indirect compensation and benefits paid by Group companies to members of the Supervisory Board and to the Advisors was as follows:

	Title	
Pierre Peugeot	Chairman of the Supervisory Board	€243,965
Jean Boillot	Vice-Chairman of the Supervisory Board	€40,399
Pierre Banzet	Member of the Supervisory Board	€13,720
Jean-Louis Dumas	Member of the Supervisory Board	€6,860
Marc Friedel	Member of the Supervisory Board	€13,720
Jean-Louis Masurel	Member of the Supervisory Board	€13,720
François Michelin	Member of the Supervisory Board	€21,342
Jean-Paul Parayre	Member of the Supervisory Board	€17,531
Jean-Philippe Peugeot	Member of the Supervisory Board	€6,860
Marie-Hélène Roncoroni	Member of the Supervisory Board	€13,720
Ernest-Antoine Seillière de Laborde	Member of the Supervisory Board	€21,342
Joseph F. Toot	Member of the Supervisory Board	€13,720
Roland Peugeot	Member of the Supervisory Board, then Advisor	€17,531
Bertrand Peugeot	Advisor	€13,720

The above compensation and benefits, paid by Peugeot S.A., comprise directors' fees paid to members of the Supervisory Board, specific compensation paid to the Chairman and Vice-Chairman of the Supervisory Board and specific compensation paid to the Chairman and members of the Strategy and Compensation Committees. In addition, Pierre Peugeot was paid €7,622 in compensation for his duties as director of Faurecia.

Total direct and indirect compensation and benefits paid by Group companies to members of the Managing Board was as follows:

	Total compensation	Variable portion
Jean-Martin Folz, Chairman	€1,732,174	50.84%
Frédéric Saint-Geours	€745,982	40.87%
Claude Satinet	€745,067	40.92%

In addition, Jean-Martin Folz was paid €7,622 in compensation for his duties as director of Faurecia.

Transactions with Corporate Officers and Executives

As of the date of publication of this Annual Report, no transactions, other than on arm's length terms, have been undertaken with members of the Supervisory Board, members of the Managing Board or any stockholder owning more than 5% of the Company's capital stock. In particular, the Company has granted no loans or guarantees to members of the Supervisory Board or the Managing Board.

Options to Purchase Existing Peugeot S.A. Shares Granted and Exercised in 2001

Options to purchase existing Peugeot S.A. shares granted to and exercised by members of the Managing Board in 2001:

	Options Granted				Shares Purchased			
	Plan	Number	Expiry date	Purchase price	Plan	Number	Expiry date	Purchase price
Jean-Martin Folz, Chairman	Nov. 20, 2001	60,000	Nov. 19, 2008	€46.86	–	–	–	–
Frédéric Saint-Geours	Nov. 20, 2001	33,000	Nov. 19, 2008	€46.86	–	–	–	–
Claude Satinet	Nov. 20, 2001	33,000	Nov. 19, 2008	€46.86	–	–	–	–

Options to purchase existing Peugeot S.A. shares granted to the eleven top employees other than corporate officers in 2001:

Plan	Total number	Expiry date	Purchase price
November 20, 2001	222,000	November 19, 2008	€46.86

Options to purchase existing Peugeot S.A. shares granted in prior years and exercised in 2001 by employees other than corporate officers (four employees):

Plan	Total number	Expiry date	Purchase price
March 31, 1999	24,600	March 30, 2007	€20.83

Capital stock

As of December 31, 2001, the Company's capital stock amounted to €259,109,146, divided into 259,109,146 shares with a par value of €1.00, all fully paid-up and of the same class.

Shares may be held in registered or bearer form, at the choice of the stockholder.

Specific provisions of the bylaws concerning changes in capital and other stockholder rights

Not applicable.

Authorization to buy back Company shares

At the Annual Stockholders' Meeting of May 15, 2002, the Managing Board will seek an authorization to carry out a share buyback program. The purpose of the buybacks will be to:

- Optimize earnings per share.
- Stabilize the share price by systematically buying shares against market trends.
- Contribute to the management of stockholders' equity and the Company's cash position.
- Acquire shares for issuance on redemption, conversion, exchange or exercise of share equivalents.
- Acquire shares for attribution to employees, executives or officers of the Company or related entities on the exercise of stock options.

The authorization is being sought for a period of 18 months and concerns the buyback of a maximum 25,000,000 shares. The maximum purchase price is set at €65 and the minimum sale price at €40. An information memorandum providing details of the share buyback program, approved by the Commission des Opérations de Bourse, was issued on April, 2002.

Cancellation of shares

On November 23, 2001, Peugeot S.A., acting on authorizations granted at the Annual Stockholders' Meeting on May 16, 2001, cancelled 23,450,000 shares it had acquired between October 1999 and October 2001. The cancelled shares represented 8.3% of shares outstanding, which amounted to 259,109,146 shares after the cancellation.

Securities not conferring a right to acquire equity capital

Not applicable.

Securities conferring a right to acquire equity capital

Convertible bonds

In March 1994, Peugeot S.A. issued bonds convertible at any time into shares of Peugeot S.A. stock, on the basis of one share per bond. The issue, in an initial amount of €604 million, comprised 4,000,000 bonds with a face value of €150.92, redeemable on January 1, 2001. Of the 747,329 bonds outstanding at December 31, 2000, 722,586 were converted during the first half of 2001 and 24,743 were redeemed.

Employee stock options

Options to purchase existing shares of Company stock were granted to Group executives and senior managers in 2001 and prior years. As of December 31, 2001, there were 1,940,100 such options outstanding.

Peugeot S.A. stock option plans in effect at December 31, 2001

Date of Managing Board meeting	Number of shares to be purchased (of which those granted to corporate officers(1))	Number of corporate officers(1) concerned	Exercise period begins	Exercise period ends	Price	Options exercised 2001	Options outstanding as of Dec. 31, 2001
March 31, 1999	462,900 183,000	14	March 31, 2001	March 30, 2007	€20.83	24,600	432,300
October 5, 2000	709,200 237,000	13	October 5, 2002	October 4, 2008	€35.45	0	709,200
November 20, 2001	798,600 324,000	13	November 20, 2004	November 19, 2008	€46.86	0	798,600

(1) Corporate officers are defined as members of the Managing Board, the Executive Committee and the Senior Management team.

Changes in capital stock

(in number of shares, adjusted for the stock split)	**2001**	2000	1999	1998	1997
Shares outstanding as of January 1	**278,223,630**	272,946,048	300,687,600	300,664,968	300,664,968
• Exercise of options	-	84,300	119,520	22,620	-
• Conversion of bonds	**4,335,516**	5,193,282	38,928	12	-
• Cancellation of shares	**(23,450,000)**	-	(27,900,000)	-	-
Shares outstanding as of December 31	**259,109,146**	278,223,630	272,946,048	300,687,600	300,664,968
Voting rights outstanding as of December 31	**336,761,001**	354,896 226	359,047,518	396,637,224	391,605,762

(in euros)	**2001**	2000	1999	1998	1997
Capital stock as of January 1	**278,223,630**	272,946,048	267,397,253	267,377,127	267,377,127
• Conversion of the capital into euros	-	-	33,290,347	-	-
• Exercise of options	-	84,300	119,520	20,115	-
• Conversion of bonds	**4,335,516**	5,193,282	38,928	11	-
• Cancellation of shares	**(23,450,000)**	-	(27,900,000)	-	-
Capital stock as of December 31	**259,109,146**	278,223,630	272,946,048	267,397,253	267,377,127

Diluted capital

There were no share equivalents or options to purchase new shares of Peugeot S.A. stock outstanding at December 31, 2001.

Identity of stockholders (Article 7 of the bylaws)

The Company is entitled to request details of the identity of stockholders and holders of securities conferring the right to acquire equity capital, including the number of shares or securities held, in accordance with the applicable legislation.

Ownership structure

As of December 31, 2001, the capital stock consisted of 85,981,802 registered shares, held by 520 stockholders, and of 173,127,344 bearer shares.

(Main identified stockholders)	**December 31, 2001**		December 31, 2000	
	% interest	**% voting rights**	% interest	% voting rights
Etablissements Peugeot Frères	**2.67**	**4.19**	2.49	3.90
La Française de Participations Financières - LFPF	**3.78**	**5.93**	3.52	5.52
Foncière, Financière et de Participations - FFP	**19.99**	**29.38**	16.39	25.60
Comtoise de Participation	**0.01**	**0.01**	0.01	0.01
Cogevam	-	-	2.23	3.49
Peugeot Family Group	**26.46**	**39.52**	24.64	38.53
Michelin Group	**1.09**	**1.71**	3.45	5.40
Société Générale Group	**3.13**	**4.22**	3.34	4.26
Caisse des Dépôts Group	**3.06**	**2.40**	3.18	2.49
Lafarge Group	-	-	1.90	2.98
Treasury stock	**1.16**	-	5.77	-
PSA corporate mutual fund	**1.06**	**0.83**	0.75	0.59

Other stockholders

A survey of banks and brokers holding more than 300,000 shares, commissioned from the Euroclear France clearing organization on March 31, 2001, determined that there are approximately 5,723 holders of more than 600 bearer shares (restated for the six-for-one stock split on July 2, 2001). There are no stockholders' pacts in force.

Directors' interests

Directors' interests in the Company's capital, held in the form of registered shares or stock options, represent less than 1% of total shares outstanding.

Resolutions to be voted on in Annual Stockholders' Meeting

First Resolution

Approval of the Report of the Managing Board and the financial statements

The Annual Meeting, having reviewed the annual financial statements, the consolidated financial statements, the Report of the Managing Board, the Report of the Supervisory Board and the Auditors' Reports on the annual financial statements and the consolidated financial statements, approves the Report of the Managing Board.

The Annual Meeting approves the 2001 financial statements showing net income of €1,373,101,164.

Second Resolution

Approval of the consolidated financial statements

The Annual Meeting, having reviewed the consolidated financial statements, the Report of the Managing Board and the Auditors' Report on the consolidated financial statements, approves the consolidated financial statements for the year ended December 31, 2001, as presented.

Third Resolution

Appropriation of income for the year

The Annual Meeting notes that distributable income, representing net income for the year of €1,373,101,164, plus retained earnings brought forward from the prior year in an amount of €229,714,105.26, totals €1,602,815,269.26.

The Annual Meeting resolves to appropriate distributable income as follows:

- to the payment of a dividend	€297,975,517.90
- to reserves	€1,000,000,000.00
- to unappropriated retained earnings	€304,839,751.36

The dividend of €1.15 per share, corresponding to total revenue of €1.73 per share including the associated tax credit of €0.58, will be paid as from May 22, 2002.

The Annual Meeting notes that the dividends and corresponding tax credits for the years ended December 31, 1998, 1999 and 2000 were as follows:

Year	Number of shares	Dividend before tax credit	Tax credit	Total
1998	50,119,320 shares with a par value of €5.34	€1.50	€0.75	€2.25
1999	45,509,460 shares with a par value of €6.00	€2.70	€1.35	€4.05
2000	47,093,191 shares with a par value of €6.00	€5.00	€2.50	€7.50

Fourth Resolution

Approval of the Auditors' Report on agreements with companies that have common directors

The Annual Meeting, having reviewed the Auditors' Report on agreements with companies that have common directors, approves the Report and the transactions referred to therein.

Fifth Resolution

Re-election of a member of the Supervisory Board

The Annual Meeting resolves to re-elect Marc Friedel as member of the Supervisory Board for a six-year term ending at the Annual Stockholders' Meeting to be called in 2008 to approve the accounts for the year ended December 31, 2007.

Sixth Resolution

Increase in the amount of directors' fees

The Annual Meeting resolves to set at €192,500 the aggregate compensation paid to members of the Supervisory Board for the current year and for all future years until such time as the amount is changed.

Seventh Resolution

Authorization to launch a share buyback program

The Annual Meeting, having reviewed the Report of the Managing Board, authorizes the Managing Board to buy and sell the Company's shares on the stock market in order to optimize earnings per share or stabilize the market price, or in connection with the management of the Company's stockholders' equity or cash reserves, or for attribution on redemption, conversion, exchange or exercise of share equivalents, or for attribution on exercise of stock options granted to the employees, management or officers of the Company or any related entity. The shares may be purchased and sold by any appropriate means and at any time, on or off-market, including through the use of put and call options and any and all other derivatives traded on a regulated market or over-the-counter.

The maximum purchase price is set at €65 per share and the minimum sale price at €40 per share. As an exception to the foregoing, if any shares acquired under this authorization are attributed on exercise of stock options, as provided for in articles L.225-179 et seq. of the French Commercial Code, the price at which the shares are attributed to optionholders will be determined in accordance with the applicable legal provisions.

The Managing Board may acquire up to a maximum of 25,000,000 issued shares outstanding under this authorization, which is granted for a period of eighteen months from May 15, 2002 and replaces with immediate effect the previous authorization granted by the Annual Meeting held on May 16, 2001.

Resolutions to be voted on in Extraordinary Stockholders' Meeting

Eighth Resolution

Authorization to issue new shares while a public offer to acquire or exchange the Company's shares is in progress

The Extraordinary Meeting resolves that the blanket authorization, granted to the Managing Board in the tenth and eleventh resolutions approved by the Annual Meeting on May 16, 2001, to increase the capital to a maximum of €400,000,000 by issuing shares and securities conferring a right to acquire equity, with or without pre-emptive subscription rights, may be used by the Managing Board while a public offer to acquire or exchange the Company's shares is in progress, provided that subscription of the shares is not restricted. This authorization shall expire at the next Annual Meeting.

Ninth Resolution

Options to purchase existing shares of Peugeot S.A. stock

The Extraordinary Meeting, having reviewed the Report of the Managing Board and the Report of the Supervisory Board, authorizes the Managing Board to grant, on one or several occasions, employees, executives or officers of the Company, its subsidiaries or any related entity options to purchase existing shares of Peugeot S.A. that the Company holds in treasury following their purchase on the open market.

The Managing Board will use the authorization as provided for by law, in particular as concerns the price of the shares to be purchased upon exercise of the options.

The number of shares to be purchased upon exercise of the options may not exceed 2,000,000 and the option exercise period may not exceed eight years. The authorization will be valid until July 31, 2004.

The Extraordinary Meeting gives full powers to the Managing Board to act on this authorization, and in particular to set the maximum number of options that may be granted to a single grantee, determine the terms and conditions of said grant and make the necessary adjustments in the event of corporate actions undertaken after the date of grant.

Tenth Resolution

Modification of article 9 of the bylaws concerning the Managing Board

The Extraordinary Meeting resolves to amend paragraph IV - a) of article 9 of the bylaws concerning the actions that, as part of the Company's internal organization, the Managing Board may not take without prior approval from the Supervisory Board. Said paragraph will now read as follows, with the rest of article 9 remaining unchanged:

"a) The Managing Board may not take the following actions without prior approval of the Supervisory Board:

- Issue shares for cash or by capitalizing reserves or reduce the capital, as authorized by the Annual Meeting.
- Issue bonds, convertible or otherwise, as authorized by the Annual Meeting.
- Prepare proposed agreements concerning a merger or the disposal of a business.
- Sign or terminate any industrial or commercial agreement having an impact on the future of the Company with any other company engaged in similar or related businesses, or more generally, carry out any major transactions liable to substantially modify the scope of business or financial structure of the Company or the Group it controls."

Eleventh Resolution

Modification of article 10 of the bylaws concerning the Supervisory Board

The Extraordinary Meeting resolves to amend paragraph V of article 10 of the bylaws concerning the Supervisory Board to read as follows:

"V- The Supervisory Board exercises permanent control of the management of the Company by the Managing Board. It can terminate the functions of the members of the Managing Board."

	Financial authorizations in effect before the combinated Annual and Extraordinary Stockholders Meeting of May 15, 2002					
	Granted	Validity	Expires	Maximum capital	Debt	Authorization
1 – Annual Stockholders Meeting Conventional bonds [1]	May 24, 2000	5 years	May 24, 2005		€1,000 million	
Buyback of shares	May 16, 2001	18 months	November 16, 2002			Purchase of up to 28,255,914 shares Maximum purchase price: €65 minimum selling price: €40
2 – Extraordinary Stockholders Meeting Issuance of shares for cash, with or without pre-emptive subscription rights [1]	May 16, 2001	26 months	July 16, 2003			
Convertible bonds, with or without pre-emptive subscription rights [1]	May 16, 2001	26 months	July 16, 2003			
Peugeot S.A. bonds with warrants, with or without pre-emptive subscription rights [1]	May 16, 2001	26 months	July 16, 2003	€400 million		
Peugeot S.A. shares with warrants, with or without pre-emptive subscription rights [1]	May 16, 2001	26 months	July 16, 2003		€600 million	
Bonds, with or without pre-emptive subscription rights [1]	May 16, 2001	26 months	July 16, 2003			
Options to purchase new or existing Peugeot S.A. shares	June 25, 1997	5 years	June 25, 2002	350,000 shares		
Issuance of shares when a public offer to acquire or exchange the Company's shares is in progress	May 16, 2001		May 31, 2002			
Cancellation of shares	May 16, 2001	24 months	May 16, 2003			10% of the capital stock per each 24-month period

(1) Data in this chart is not exhaustive and is provided solely for information purposes.

Financial authorizations granted in resolutions submitted to the combinated Annual and Extraordinary Stockholders Meeting of May 15, 2002					
Granted	Validity	Expires	Maximum capital	Debt	Authorization
May 24, 2000	5 years	May 24, 2005		€ 1,000 million	
May 15, 2002	18 months	November 15, 2003			Acquisition of up to 25,000,000 shares Maximum purchase price: €65 minimum selling price: €40
May 16, 2001	26 months	July 16, 2003			
May 16, 2001	26 months	July 16, 2003			
May 16, 2001	26 months	July 16, 2003	€400 million		
May 16, 2001	26 months	July 16, 2003		€600 million	
May 16, 2001	26 months	July 16, 2003			
May 15, 2002	26 months	July 31, 2004	2,000,000 shares		
May 15, 2002		May 31, 2003			
May 16, 2001	24 months	May 16, 2003			10% of the capital stock per each 24-month period

Stockholder Information

(Euronext data)

All figures adjusted for the six-for-one stock split on July 2, 2001

Price data

(in euros)	2001			2000			% change on 2000 closing price
	High	**Low**	**Dec. 28, 2001**	High	Low	Dec. 29, 2000	
Peugeot S.A. share	**58.27**	**35.40**	**47.75**	42.50	33.17	40.38	18.25
CAC 40 index	**5,998.48**	**3,463.07**	**4,624.58**	6,944.77	5,388.85	5,926.42	-21.97

Trading data

	2001		2000	
	Total	**Daily average**	Total	Daily average
- Number of shares	**351,792,398**	**1,390,484**	245,511,336	970,398
- Value *(in millions of euros)*	**17,325.3**	**68.5**	9,104.0	36.0

Price and trading volumes of the Peugeot S.A. share on the Euronext Paris First Market (Deferred Settlement Service)

	Share price *(in euros)*			Trading volume	
	Low	High	Last	Volume	Average Value *(in thousands of euros)*
2000					
January	34.67	40.83	35.98	25,709,310	46,138.3
February	33.17	38.07	35.68	25,877,520	44,437.2
March	33.40	39.93	37.67	24,640,356	39,410.7
April	36.00	40.00	37.93	13,451,406	28,496.8
May	36.03	39.32	36.67	16,464,504	28,099.9
June	34.67	39.00	35.03	17,386,518	30,575.7
July	34.92	39.55	36.57	15,606,528	29,450.7
August	34.33	37.63	34.65	18,163,632	28,263.5
September	33.33	37.92	33.55	23,003,568	38,959.2
October	33.38	36.62	36.17	19,571,994	31,175.7
November	35.70	40.00	39.55	22,326,870	38,483.5
December	37.45	42.50	40.38	23,309,130	49,080.8
2001					
January	39.25	47.17	45.67	32,473,080	65,436.2
February	44.77	53.55	49.12	29,443,974	71,851.0
March	44.17	53.67	47.83	28,236,036	62,213.6
April	44.83	54.33	53.65	26,922,000	71,878.9
May	51.80	58.27	54.48	30,096,246	74,338.1
June	52.00	56.48	53.45	38,092,098	102,521.1
July	51.90	54.60	54.00	28,951,112	70,151.7
August	51.05	55.10	52.45	25,690,157	59,345.2
September	35.40	52.70	40.90	38,715,273	86,307.8
October	40.00	47.74	45.15	29,150,276	56,255.5
November	44.15	51.10	47.28	24,200,678	53,371.5
December	44.00	48.40	47.75	19,821,468	51,437.4
2002					
January	43.42	48.15	45.83	26,726,539	55,239.2
February	43.50	50.30	50.30	28,419,056	66,966.7
March	50.60	56.60	56.60	24,171,558	64,970.1

Listing

The Peugeot S.A. share is listed on the Euronext Paris market, where it is eligible for the deferred settlement system, as well as on the Brussels Stock Exchange. It is also traded in London on the SEAQ International system and in the United States in the form of American Depositary Receipts (ADRs) traded on the New York over-the-counter market. Each share of common stock is represented by one ADR.

Coupons eligible for payment

Dividends

	Number of shares	Par value	Coupon number	Payment as from	Time barred as from	Dividend paid before tax credit	Tax credit for tax already paid to French Treasury	Total income per share
Shares	50,110,828	FRF35	35	July 4, 1997	July 4, 2002	FRF3.00	FRF1.50	FRF4.50
	50,110,828	FRF35	36	June 10, 1998	June 10, 2003	FRF3.00	FRF1.50	FRF4.50
	50,114,600	€6	37	June 9, 1999	June 9, 2004	€1.50	€0.75	€2.25
	45,491,008	€6	38	June 2, 2000	June 2, 2005	€2.70	€1.35	€4.05
	46,370,605	€6	39	May 23, 2001	May 23, 2006	€5.00	€2.50	€7.50

Other rights

	Number of shares	Par value	Coupon number	Ex-coupon date	Type of transaction
Share	18,479,370	FRF70	26	July 15, 1987	Bonus share issue (1 new share for 5 existing shares)

Thierry ARMENGAUD
Chief Executive, Banque PSA Finance

Alain BALDEYROU
Platforms, Technical Affairs
and Purchasing,
Platform 2

Yves DE BELABRE
Chairman, CCFA

Vincent BESSON
Citroën Marque,
Products and Markets

Michel BRICOUT
Citroën Marque,
International Sales and Marketing

Patrick BRIENS
Manufacturing and Components,
Mulhouse Manufacturing Center

Jean-Marie BROM
Manufacturing and Human Resources,
Corporate Services

Christian CARDOT
Finance, Control and Performance,
Finance Management Systems

Alain CORDIER
Finance, Control and Performance,
Budget Control

Louis DEFLINE
Chairman, Gefco

Yann DELABRIERE
Executive Vice President,
Finance, Control and Performance

Christian DELOUS
Peugeot Marque,
International Sales and Marketing

Igor DEMAY
Platforms, Technical Affairs
and Purchasing,
Vehicle Function Activities

Denis DUCHESNE
Platforms, Technical Affairs
and Purchasing,
Platform BO

Jean-Claude DUFFES
Strategy and Group Product Planning,
Recycling and Scrap Car Policy

Olivier DULONG
Finance, Control and Performance,
Accounting and Taxation

Daniel EYMERY
Manufacturing and Human Resources,
Poissy Manufacturing Center

Yves FALLOUEY
Employee Relations
and Human Resources,
Human Resources Development

Xavier FELS
Group Vice President,
External Relations

Jean-Martin FOLZ
Chairman of the Managing Board

Roger GARNIER
Strategy and Group Product Planning,
International Development

Pierre GOSSET
Innovation and Quality,
Quality

Jean-Louis GREGOIRE
Group Vice President,
Executive Development

Bernard GUERREAU
Citroën Marque,
Communications

Bruno DE GUIBERT
Peugeot Marque,
Products and Markets

Hervé GUYOT
Platforms, Technical Affairs
and Purchasing,
Purchasing

Alain HAMM
Manufacturing and Human Resources,
Sochaux Manufacturing Center

Jean-Claude HANUS
Group Vice President,
Legal Affairs

Pascal HENAULT
Innovation and Quality,
Research and Innovation

Jean JACQUEMART
Citroën Marque,
Sales and Marketing France

Yves JOUCHOUX
Peugeot Marque,
Spare Parts Logistics

Liliane LACOURT
Group Vice President,
Corporate Communications

Norbert LARTIGUE
Platforms, Technical Affairs and Purchasing,
Chassis and Powertrains

Hubert LEHUCHER
Peugeot Marque,
Sales and Marketing Europe

Victor MALLO
Strategy and Group Product Planning,
Industrial Strategy

Daniel MARTEAU
Strategy and Group Product Planning,
Manufacturer Relations and Cooperation Agreements

Jean-Claude MILCENT
Employee Relations and Human Resources,
Institutional and Labor Relations

Jean-Marc NICOLLE
Executive Vice President,
Strategy and Group Product Planning

Philippe PELLETIER
Manufacturing and Human Resources,
Mechanical Component Plants and Foundries

Christian PEUGEOT
Peugeot Marque,
Marketing and Quality

Robert PEUGEOT
Executive Vice President,
Innovation and Quality

Thierry PEUGEOT
Citroën Marque,
Spare Parts and Services

Jacques PINAULT
Platforms, Technical Affairs and Purchasing,
Platform 1

Jean-Claude PLAY
Manufacturing and Human Resources,
International Cooperation and Manufacturing

Yvan PLAZANET
Group Strategy and Product Planning,
Resource Planning

Jean-François POLUZOT
Platforms, Technical Affairs and Purchasing,
Platform 3 and Cooperation Platform

Corrado PROVERA
Peugeot Marque,
Communications

Jean-Guy QUEROMES
Platforms, Technical Affairs and Purchasing,
Vehicle Subassembly Activities

Jean-Louis REYNAL
Platforms, Technical Affairs and Purchasing,
Chassis and Powertrain Platform

Javier RIERA NIEVES
Manufacturing and Human Resources,
Vigo Manufacturing Center

Marcel RIOND
Manufacturing and Human Resources,
Rennes Manufacturing Center

Gilles ROBERT
Finance, Control and Performance,
International Finance

Sylvie RUCAR
Finance, Control and Performance,
Cash Management

Frédéric SAINT-GEOURS
Executive Vice President,
Peugeot Marque

Henri SAINTIGNY
Special Advisor to the Chairman of the Supervisory Board

Magda SALARICH
Citroën Marque,
Sales and Marketing Europe

Claude SATINET
Chief Executive Officer,
Citroën Marque

Michel SCHREIBER
Group Strategy and Product Planning,
Products and Marketing

Paul SEVIN
Peugeot Marque,
Sales and Marketing France

Jean-Louis SILVANT
Executive Vice President,
Platforms, Technical Affairs and Purchasing

Jean TANGUY
Manufacturing and Human Resources,
Aulnay Manufacturing Center

Claude VAJSMAN
Platforms, Technical Affairs and Purchasing,
Design, Methodology, Management, Organization and Personnel

Roland VARDANEGA
Executive Vice President,
Manufacturing and Human Resources

Jean-Luc VERGNE
Executive Vice President,
Employee Relations and Human Resources

Daniel ZAMPARINI
Innovation and Quality,
Information Systems

At March 1, 2002

10,000 copies of this report were printed.
Design: Department of Communication, PSA Peugeot Citroën.
Photolibrary: PSA Peugeot Citroën - Faurecia - Photo: X
Layout: Harrison & Wolf
Publishing: Altavia Prodity

PEUGEOT S.A.

Incorporated in France with issued capital of 259,109,146 euros
Governed by a Managing Board and a Supervisory Board

Registered office: 75, avenue de La Grande-Armée - 75116 Paris, France
RCS Paris B 552 100 554 - Siret 552 100 554 00021
Telephone: +33 (1) 40.66.55.11 - Fax: +33 (1) 40.66.54.14
www.psa.fr